FORM 1-A. Offering Statement under Regulation A for Prilabs, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Prilabs, Inc.
[Exact name of issuer as specified in its charter]

State of Delaware
[State or other jurisdiction of incorporation or organization]

34 15th Street, Brooklyn, New York 11215, (718) 832-2900
[Address, including zip code, and telephone number, including area code of issuer's principal executive office]

Philipp Ghadri, CEO, 34 15th Street, Brooklyn, New York 11215, (718) 832-2900
[Name, address, including zip code, and telephone number, including area code, of agent for service]

2080
[Primary standard Industrial Classification Code Number]

42-1699973
[I.R.S. Employer Identification Number]

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item is presented in this form may omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons[1]:

(a) the Issuer's Directors;

Philipp Ghadri
Messerschmidtgasse 23/3
1180 Vienna, Austria

(b) the Issuer's Officers;

Phillipp Ghadri
President & Chief Executive Officer
Messerschmidtgasse 23/3
1180 Vienna, Austria

Fouad Kallamni
Vice President & Chief Marketing Officer
222 East 93rd Street, Apt 42C
New York, New York 10128

Raymond A. Montes
Chief Sales Officer
4 Crossfield Court
Shoreham, New York 11785

Ramon Montes
Vice President, Secretary and Chief Financial Officer
8 Whitecliff Lane
Nesconset, New York 11767

Rony Zibara
Chief Marketing Officer
106 Spring Street, Apt. 2S
New York, New York 10012

---

[1] The residential addresses are provided for each individual listed in this Item 1. For each individual, the business address is that of the Issuer, 34 15th Street, Brooklyn, New York 11215.

Keith Gordon
Vice President
180 Riverside Blvd.
New York, New York 10069

(c) the Issuer's General Partner;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Shares Owned	% of Ownership
VNY Holding AG Zugerstrasse 36 6318 Walchwill, Switzerland	53,250,000	75.05%
Philipp Ghadri Messerschmidtgasse 23/3 1180 Vienna, Austria	5,000,000	7.05%
Fouad Kallamni 222 East 93rd Street, Apt 42C New York, New York 10128	5,000,000	7.05%

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

The record owner(s) described in (d) above are the only owners as of this date that own 5% or more of any class of issuer's equity securities.

(f) promoters of the Issuer;

Phillipp Ghadri
President & Chief Executive Officer
Messerschmidtgasse 23/3
1180 Vienna, Austria

Fouad Kallamni
Vice President, Secretary & Chief Marketing Officer
222 East 93rd Street, Apt 42C
New York, New York 10128

VNY Holding AG
Zugerstrasse 36
6318 Walchwill, Switzerland

(g) affiliates of the Issuer;

VNY Holding AG
Zugerstrasse 36
6318 Walchwill, Switzerland

Prilabs, Inc. is a subsidiary of VNY Holding AG, a holding company based in Zurich, Switzerland. Prilabs, Inc. is also affiliated with RUSSH, USA, a Delaware corporation with its principal offices located at 34 15th Street, Brooklyn, New York 11215.

(h) counsel to the Issuer with respect to the proposed offering;

Dennis C. O'Rourke
Moritt, Hock, Hamroff & Horowitz, LLP
400 Garden City Plaza
Garden City, New York 11530

(i) each Underwriter with respect to the proposed offering;

Not applicable.

(j) the underwriter's directors;

Not applicable.

(k) the underwriter's officers;

Not applicable.

(l) the underwriter's general partner; and

Not applicable.

(m) counsel to the underwriter.

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons identified in Item 1 of this Form 1-A are subject to any of the disqualification provisions set forth in Rule 262. Accordingly, Item 2(b) is not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in which securities are to be offered

The Issuer has retained Pegasus Advisory Group, Inc. ("Pegasus") to act as a consultant to the Issuer and to introduce potential investors to the Issuer.[2] The Issuer will market and sell the Shares solely to investors known to the Issuer's directors and officers.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) The name of such issuer;
(2) The title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing amount thereof;
(4) the names and identities of the persons to whom the securities were issued;

- On November 7, 2006, in consideration of services provided to, and other expenses incurred or paid in connection with the initial formation of the Company, VNY Holding AG received 5,325,000 shares of Common Stock;
- On November 7, 2006, in consideration of services previously rendered in connection with the formation of the Company and for services previously rendered in the operational management of the Company, Philipp Ghadri received 500,000 shares of Common Stock, Fouad Kallamni received 500,000 shares of Common Stock, Raymond A. Montes received 100,000 shares of Common Stock, Janine Oelkers received 75,000 shares of Common Stock, Keith Gordon received 25,000 shares of Common Stock, Ronny Kobo received 25,000 shares of Common Stock and Robert Bogdani received 25,000 shares of Common Stock;
- On November 7, 2006, in consideration of services previously rendered in providing marketing services related to the Company's formation and in the Company's business enterprise, Rony Zibara received 75,000 shares of Common Stock, Justin Salguero received 25,000 shares of Common Stock, Richard Akiva received 25,000 shares of Common Stock, Ariel Garcia received 25,000 shares of Common Stock, Mauricio Barrerio received 25,000 shares of Common Stock and Scott Cimock received 25,000 shares of Common Stock;
- On November 7, 2006, in consideration for services rendered as a consultant, and in the finance operations of the Company, Mathias Friedrich Neeb received 50,000 shares of Common Stock; and

---

[2] The Letter Agreement entered into between the Issuer and Pegasus Advisory Group, Inc. is attached hereto as Exhibit 6(a)(8).

- On November 7, 2006, in consideration of Universal Brands Corp's execution of the Financing Agreement, its designee, Joseph Ozer, received 175,000 shares of Common Stock.
- On November 28, 2006, pursuant to Section 4(2) and Regulation D, Rule 506 of the Act, the following private sales of the Company's securities took place: In consideration of $25,000 paid to the Company, Harry Makris, an individual, received 250,000 shares of Common Stock; in consideration of $20,000 paid to the Company, Kevin Philp, an individual, received 200,000 shares of Common Stock; in consideration of $10,000 paid to the Company, Arben Selimaj, an individual, received 100,000 shares of Common Stock; in consideration of $5,000 paid to the Company, Farrah Yaden, an individual, received 50,000 shares of Common Stock; in consideration of $10,000 paid to the Company, Amnon Filippi, an individual, received 100,000 shares of Common Stock; in consideration of $5,000 paid to the Company, Justin Bonacci, an individual, received 50,000 shares of Common Stock; in consideration of $5,000 paid to the Company, Donna Bonacci, an individual, received 50,000 shares of Common Stock; and in consideration of $5,000 paid to the Company, Charles Kalinowki, an individual, received 50,000 shares of Common Stock.
- On January 17, 2007, pursuant to Section 4(2) and Regulation D, Rule 506 of the Act, the following private sale of the Company's securities took place: In consideration of $10,000 paid to the Company, Salvatore Norberto, an individual, received 100,000 shares of Common Stock.

ITEM 6. Other Present or Proposed Offerings

At this time, the Company is anticipating another offering of its equity securities pursuant to Regulation A, promulgated under the Securities Act of 1933, within the next 12 months. Through this anticipated offering, the Company would seek to raise approximately $500,000 in order to capitalize the development of its business.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the Offering covered by this Form 1-A for any of the following purposes:

(1) To limited or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None of the marketing arrangements set forth in (a)(1), (2) or (3) of this Item 7 exist in relation to this Offering. Accordingly, Item 7(b) is inapplicable.

ITEM 8. Relationship With Issuer of Experts Named in Offering Statement

Not applicable, there are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable, no such written documents or broadcast scripts were used prior to the filing of this notification

OFFERING CIRCULAR

PRILABS, INC.

Up to $500,000.00
10,000,000 Shares of Common Stock at $0.05 per Share
Effective Date of Offering: ________________

PRILABS, INC., a Delaware corporation ("we," "our," "PriLabs," or the "Company") that is currently conducting operations, is offering up to 10,000,000 shares of its Common Stock (the "Common Stock" or the "Shares") at a purchase price of $0.05 per share (the "Offering"). All of the Shares being sold herein are being sold by the Company, and none of the Shares sold herein are being offered by the current stockholders of the Company. The Offering is being made on a best efforts basis, and there is no minimum number of shares which must be sold for the offering to become effective. The Shares will be sold by the Company to investors that are to be introduced to the Company by consultants. These arrangements are discussed in greater detail below.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISKS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Distribution of Proceeds

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer if Maximum Amount Sold
Per Share Total	$0.05	Not Applicable	$470,000.00[1]

[1] The Issuer will incur approximately $30,000 in expenses related to the filing of this Form 1-A Offering Circular.

TABLE OF CONTENTS

THE COMPANY

Legal Corporate Name: **PRILABS, INC.**
State and Date of Incorporation: **Delaware, March 30, 2006**
Street address of principal office: **34 15th Street, Brooklyn, New York 11215**
Telephone Number: **(718) 832-2900**
Fiscal Year End date: **September 30, 2006**
Officer(s) to contact with respect to the offering: **Philipp Ghadri – CEO**

PRILABS, INC., a Delaware corporation ("we," "our," "PriLabs," or the "Company") is actively engaged in the development, production, marketing and sale of premium beverages, mainly energy drinks, that are made available to supermarkets, convenience stores, drug stores, mass merchandisers and whole club chains as their exclusive custom brand. PriLabs currently manufactures and markets the following brands: Re5, Encore and 24/7. Several other brands are currently in the research and development stage.

A maximum of 10,000,000 shares of Common Stock (the "Common Stock," or the "Shares") are being offered to the public at $0.05 per share. There is no minimum amount of Shares required to be sold in order for this Offering to become effective. A maximum amount of $500,000 is sought to be raised from this Offering.

The Company does not at present have an underwriter. If it does obtain an underwriter, any underwriter will receive such compensation as is allowed by the National Association of Securities Dealers. The Shares are to be sold directly by the Company to investors who are introduced to the Company by Pegasus Advisory Group, Inc. ("Pegasus"). A consulting agreement entered into by and between the Company and Pegasus is attached hereto as **Exhibit 6(a)(8).**

Of the Shares of the Company offered hereby, all Shares are being offered by the Company and no Shares are being offered by the Company's Shareholders. The Company will receive all proceeds from the sale of the Shares, after expenses and any applicable brokers' compensation. Prior to the effective date of this Offering, there has been no public market for the Common Stock.

RISK FACTORS

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in this Offering.

The following Risk Factors, in addition to the other information contained in this Offering, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Offering contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below in the section "Business of the Company," as well as those discussed elsewhere in this Offering.

The Loss of the Current Relationships With any of the Company's Suppliers Could Slow The Manufacture and Distribution of Products.

The Company currently has supply contracts in place with 3 different companies in Austria that each perform a vital service for the Company. In Austria, Rexam manufactures the cans, Esarom manufactures the ingredients, and Starzinger fills the orders. Should any of these supply contracts terminate for any reason, the Company could incur significant financial and time expenses in replacing the supplier. Such an occurrence could have a material adverse affect on the Company and its revenues in either, or both, the United States and/or Austria.

Increase in Cost, Disruption of Supply or Shortage of Raw Materials Could Harm Our Business.

We and our suppliers use various raw materials in our business including high fructose corn syrup, sucrose, aspartame, saccharin, acesulfame potassium, and sucralose. The prices for these raw materials fluctuate depending on market conditions. Substantial increases in the prices for our raw materials, to the extent they cannot be recouped through increases in the prices of finished beverage products, would increase our operating costs and could reduce our profitability. Increases in the prices of our finished products resulting from higher raw material costs could affect affordability in some markets and reduce sales. In addition, some of these raw materials are available from a limited number of suppliers. We cannot assure you that we will be able to maintain favorable arrangements and relationships with these suppliers. An increase in the cost or a sustained interruption in the supply or shortage of some of these raw materials that may be caused by a deterioration of our relationships with suppliers or by events such as natural disasters, power outages, labor strikes or the like, could negatively impact our net revenues and profits.

<u>This Offering Is Being Made On A Best Efforts Basis and the Company Can Give No Assurances That Any or All of the Shares Will be Sold.</u>

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold for this Offering to become effective. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

Although it is not expected that any NASD member firms will participate in this Offering, in the event however, that any such broker/dealer does effect sales of the Company's securities hereunder, such broker will be entitled to a maximum 10% commission as compensation. Similar compensation may be paid to 'finders' for introducing actual subscribers to the Company's Offering. Common Stock Purchase Warrants (on terms and conditions similar to those being offered hereby) may be sold or given to Underwriters or finders as part of their compensation.

<u>Absence of Regulatory Oversight In Relation to the Offering.</u>

The Shares described herein are not being registered under the Securities Act of 1933, as amended (the "1933 Act"), and must be acquired for investment purposes only and not with a view to the distribution thereof. Offers of Shares will be made only to qualified offerees under applicable law. In addition, the Company has not registered and does not intend to register, under the 1940 Investment Company Act (the "1940 Act"). Accordingly, the provisions of the 1940 Act, (which, among other matters, require investment companies to have a majority of disinterested directors, require securities held in custody to at all times be individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and regulate the relationship between the adviser and the investment company) are not applicable to the Company. Because securities of the Company held by brokers are generally not held in the Company's name, a failure of any such broker is likely to have a greater adverse impact on the Company than if such securities were registered in the Company's name.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "1934 Act"), depending on how many Shares are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's Common Stock and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company.

Changes in Laws and Regulations Relating to Beverage Containers and Packaging Could Increase Our Costs and Reduce Demand for Our Products.

We and our suppliers currently offer nonrefillable, recyclable containers in the United States and in various other markets around the world. Legal requirements have been enacted in various jurisdictions in the United States and overseas requiring that deposits or certain taxes or fees be charged for the sale, marketing and use of certain non-refillable beverage containers. Other beverage container-related deposit, recycling, tax and/or product stewardship proposals have been introduced in various jurisdictions in the United States and overseas and we anticipate that similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and elsewhere. If these types of requirements are adopted and implemented on a large scale in any of the major markets in which we operate, they could affect our costs or require changes in our distribution model, which could reduce our profitability or revenues. In addition, container-deposit laws, or regulations that impose additional burdens on retailers, could cause a shift away from our products to retailer-proprietary brands, which could impact the demand for our products in the affected markets.

Unfavorable Publicity or Consumer Perception of Our Products Could Cause Fluctuations In Operating Results.

We are highly dependent upon consumer perception of the safety and quality of our products. Consumer perception of products can be significantly influenced by scientific research or findings, national media attention, and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier research or publicity could have a material adverse effect on our ability to generate revenues.

As a result of the above factors, our operations may fluctuate significantly from quarter to quarter, which may impair our ability to make payments when due on our debt. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products, and our ability to generate revenues.

A Failure to Enter or Expand Our Operations In Developing and Emerging Markets Could Delay the Company's Growth Plan.

The Company's success depends, in part, on our ability to penetrate developing and emerging markets, which in turn depends on economic and political conditions in these markets and on our ability to acquire or form strategic business alliances and to make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology. Moreover, the supply of our products in developing and emerging markets must match customers' demands for these products. Due to product price, limited purchasing power and cultural differences, there can be no assurance that our products will be accepted in any particular developing and/or emerging market.

Our Failure to Appropriately Respond to Changing Consumer Needs and Demands Could Significantly Harm Customer Relationships and Product Sales.

The non-alcoholic beverages segment of the commercial beverages industry is particularly subject to changing consumer trends and preferences. Our success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.

Furthermore, the commercial beverages industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our products. This could harm our customer relationships and cause losses to our sales revenue. The success of our new product offerings depends upon a number of factors, including our ability to:

- accurately anticipate customer needs;
- innovate and develop new products;
- successfully commercialize new products in a timely manner;
- price our products competitively;
- deliver our products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

If We are Unable to Maintain Brand Image and Product Quality, or if We Encounter Other Product Issues Such as Product Recalls, Our Business May Suffer.

Our success depends on our ability to maintain brand image for our existing products and effectively build up brand image for new products and brand extensions. We cannot assure you, however, that additional expenditures and our renewed commitment to advertising and marketing will have the desired impact on our products' brand image and on consumer preferences. Product quality issues, real or imagined, or allegations of product contamination, even when false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. In addition, because of changing government regulations or implementation thereof, allegations of product contamination or lack of consumer interest in certain products, we may be required from time to time to recall products entirely or from specific markets. Product recalls could affect our profitability and could negatively affect brand image. Also, adverse publicity surrounding obesity concerns, water usage, labor relations and the like could negatively affect our Company's overall reputation and our products' acceptance by consumers.

If We Fail to Protect Our Brand Name, Our Competitors May Adopt Trade names That Dilute the Value of Our Brand Name.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, we may not always be able to successfully enforce our trademark against competitors or against challenges by others. Our failure to successfully protect our trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability.

Intellectual Property Litigation and Infringement Claims Against the Company Could Cause Us to Incur Significant Expense or Prevent Sales of Our Products.

We may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.

Lack of Management or Control by Investors.

The Investors are not permitted to take part in the management or control of the Company's business, which will be the sole responsibility of the Company's directors. The directors will have virtually unlimited latitude in making investment decisions for the Company. The Investors will not have any authority or power to act for or bind the Company. The Company may redeem any Investor, upon prior notice. The subscribers under this Offering shall not have any voting rights.

Our Management Controls a Significant Percentage of Our Current Outstanding Common Stock and Their Interests May Conflict With Those of Our Shareholders.

As of the date of this Offering, our Directors and Officers control 16.91% of the outstanding Common Stock of the Company. If all of the Shares offered pursuant to this Offering are sold, the Directors and Officers will own approximately 14.82% of the Company's issued and outstanding Common Stock. However, the Company's largest shareholder, VNY Holding AG, which is controlled by Philipp Ghadri and Fouad Kallamni (the Company's President and Vice President, respectively) owns 75.05% of the Company's outstanding Common Stock. If all of the Shares offered pursuant to this Offering are sold, then VNY Holding AG will own approximately 65.78% of the Company's issued and outstanding Common Stock.

This concentration of voting control gives our Directors and Officers substantial influence over any matters which require a shareholder vote, including, without limitation, the election of Directors, even if their interests may conflict with those of other shareholders. It could also have the effect of delaying or preventing a change in control of or otherwise discouraging a potential acquirer from attempting to obtain control of the Company. This could have a material adverse effect on the market price of our Common Stock or prevent our shareholders from realizing a premium over the then prevailing market prices for their Shares of Common Stock.

Arbitrary Determination of Offering Price.

The Offering Price of this Offering has been determined by the Company, without any direct relationship to any established criteria of value. Potential investors and their advisors have had no input into the valuation as determined by the Company.

Limitations on Redemptions by Investors; Restrictions on Transfer.

An investment in the Company provides limited liquidity since an Investor may only redeem its Shares as of December 31 following the second anniversary of making an investment in the Company, and only by providing sixty (60) days of prior written notice to the Company. In addition, the Company is not obligated to make redemption payments of more than one-tenth of the Company's net assets as of any redemption date. If the Company receives redemption requests in excess of this threshold, it may reduce the requests on a pro rata basis and carry forward the excess to the next succeeding redemption date. The Company's ability to pay redemptions may be further limited by limitations and restrictions on withdrawal and redemption rights with respect to the underlying investments. An investment in the Company is suitable only for certain sophisticated Investors. Partial or complete redemptions made at times other than a fiscal year end will be based on unaudited valuations of the Company's assets.

Other than the right of redemption, there is not now, and there is not likely to develop, any market for the resale of the Shares. Furthermore, the Company may be unable to fund redemptions in a timely manner. The Company and any of its affiliates do not agree to purchase or otherwise acquire from any Investor, any Share or assume the responsibility for locating prospective purchasers of any Interests. Even if a purchaser for Shares was available, approval of the transfer by the Company's directors and satisfaction of certain requirements specified in the Subscription Agreement would be required before any transfer could occur. In addition, the Shares offered hereby have not been registered under the Act or under any state securities "Blue Sky" laws and the Company has no intent, and is under no obligation, to register the Shares under any such law. The Shares are being offered for sale to prospective Investors on the condition that the prospective Investors purchase the Shares for their own account, for investment, and not with a view to resale or distribution. Accordingly, the Shares may not be sold, transferred, assigned or otherwise disposed of by an Investor, unless they are registered under the Act and any applicable state securities laws or unless exempt from registration thereunder and the Investor has obtained the prior written consent of the Company.

Subscribers to this Offering Will Experience Immediate and Substantial Dilution.

The difference between the offering price per share of the Common Stock offered hereby and the Company net tangible book value per share after the Offering constitutes the dilution to new investors in Offering. Net tangible book value per share is determined by dividing the Company tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock.

At December 31, 2006, the Company's net tangible book value was ($0.01) per share. After giving effect to the sale of the Common Stock at the purchase price as set forth above, the Company pro forma net tangible book value would be approximately $0.01 per share. This represents an immediate increase in net tangible book value of $0.02 per share to existing shareholders and an immediate dilution of $0.04 per share to new investors. This presents a risk which must be carefully evaluated by prospective subscribers.

Dividends and Distributions.

The Company has never issued a dividend nor does it presently intend to pay dividends or other distributions to any of the subscribers of this Offering. Consequently, an investor's only opportunity to achieve a return on his investment in the Company will be if the market price of our Common Stock appreciates and you sell your Shares at a profit. There is no guarantee that the price of our Common Stock that will prevail in the market after this Offering will ever exceed the price that you pay.

Changing Regulation of Corporate Governance and Public Disclosure.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ National Market rules, are creating uncertainty for companies. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company is committed to maintaining high standards of corporate governance and public disclosure. As a result, efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, the Company's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding required assessment of internal controls over financial reporting and external auditors' audit of that assessment will require the commitment of significant financial and managerial resources.

New Accounting Rules or Standards.

The Financial Accounting Standards Board, SEC, or other accounting rulemaking authorities may issue new accounting rules or standards that are different than those that the Company presently applies. Such new accounting rules or standards could require significant changes from the way the Company currently reports its financial position, operating results or cash flows. Such changes could be applied on a cumulative or prospective basis. For example, the accounting rules with respect to the accounting for employee stock options is currently under review by the Financial Accounting Standards Board, and may result in changes to the Company's current accounting practice if new rules are promulgated.

Fluctuations in Foreign Currency Exchange and Interest Rates Could Affect our Financial Results.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar, including the euro, the Japanese yen, the Brazilian real and the Mexican peso. Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses as well as assets and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our net revenues, operating income and the value of balance sheet items denominated in foreign currencies. Due to the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. In addition, we are exposed to adverse changes in interest rates.

Risks Associated with Possible Acquisitions and Other Strategic Transactions.

If the Company cannot successfully implement any future acquisitions or other strategic transactions, it could have a material adverse effect on operating results and stock price.

Occasionally, the Company may evaluate business opportunities and other strategic transactions that appear to fit within the Company's overall business strategy. The Company may decide to pursue one or more of these opportunities by acquisition or internal development. Acquisitions and other strategic transactions involve many risks, including:

- the difficulty of integrating acquired technologies, operations and personnel with existing operations;
- the difficulty of developing and marketing new products and services;
- the diversion of management's attention as a result of evaluating, negotiating and integrating acquisitions or new business ventures;
- exposure to unforeseen liabilities of acquired companies; and
- the loss of key employees of an acquired operation.

In addition, an acquisition or other strategic transactions could adversely impact cash flows and/or operating results, and dilute shareholder interests, for many reasons, including:

- charges to income to reflect the amortization of acquired intangible assets;
- write-offs for the impairment of the carrying value of goodwill or other intangible assets;
- interest costs and debt service requirements for any debt incurred in connection with an acquisition or new business venture; and
- any issuance of securities in connection with an acquisition or other strategic transactions which dilutes or lessens the rights of current Company stockholders.

Financial Projections are Based on Assumptions of the Company's Management and May Not Be Accurate.

The preparation of the Company's financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires the Company to make estimates and assumptions in calculating financial results. The operating and financial information contained in the projected financial data have been prepared by management and reflect its current estimates of the Company's future performance. The projected results are dependent on the successful implementation of management's growth strategies and are based on assumptions and events over which the Company has only partial or no control. The assumptions underlying such projected information requires the exercise of judgment and the forecasts are subject to uncertainty due to the effects that economic, business, competitive, legislative, political or other changes might have on future events. Changes in the facts or circumstances underlying such assumptions could materially affect the forecast. To the extent that assumed events do not materialize, actual results might vary substantially from the projected results. As a result, the Company might not achieve the operating or financial results set forth in its financial forecasts.

Reliance on Management's Judgment.

The management of the Company will have broad discretion with respect to the use of the net proceeds from this Offering, and investors will be relying on the judgment of management regarding the application of these proceeds. The Company currently anticipates using the proceeds for development of products, payment of accrued salary to its officers and directors, expansion of sales and marketing operations, working capital, acquiring office space, travel expenses and fees associated with registering the use of its trademarks (for a complete description, see the section titled "USE OF PROCEEDS"). Management has only made preliminary determinations of the amount of net proceeds to be used specifically for each of the foregoing purposes based upon current expectations regarding financial performance and business needs over the foreseeable future. These expectations may prove to be inaccurate, as financial performance may differ from current expectations or the business needs may change as the Company's business and the industry it operates in evolve. As a result, the proceeds received in this Offering may be used in a manner significantly different from the Company's current allocation plans. Accordingly, the Company cannot assure investors that the proceeds will be used for purposes that increase the Company's results of operations or the value of the Common Stock purchased in this Offering.

<u>The Company's Officers and Directors are Indemnified to the Fullest Extent Allowable.</u>

The Company will hold its directors and officers harmless against certain claims arising from the Company's activities, other than losses or damages incurred by it as a result of its gross negligence, fraud or bad faith. If the Company were called upon to perform under its indemnification agreements, if any, then the portion of its assets expended for such purpose could reduce the amount otherwise available for the implementation of its business model, or for distributions to investors, if any.

<u>Dependence on Key Personnel.</u>

If the Company is unable to recruit and retain qualified personnel, it could have a material adverse effect on operating results and stock price.

The Company's success depends in large part on the continued services of executive officers, senior managers and other key personnel. The loss of these people, especially without advance notice, could have a material adverse impact on the Company's results of operations. It is also very important that the Company attracts and retains highly skilled personnel to accommodate growth and to replace personnel who leave. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience. Accordingly, the Company may be unable to recruit, train, and retain employees. If the Company cannot attract and retain qualified personnel, it could have a material adverse impact on operating results and stock price.

<u>The Company May Require Additional Capital.</u>

If the Company's business strategy is not achieved, or if the Company entire original capital is fully expended and additional costs cannot be funded from borrowing or capital from other sources, the Company may require additional financing to fund its operations. This financing may involve incurring debt or selling equity securities. There can be no assurance that additional financing will be available on commercially reasonable terms, or at all. If the Company incurs debt, the risks associated with the business and with owning the Company's common stock could increase. In addition, any new equity securities may have rights, preferences or privileges senior to those of the Company's Common Stock. If the Company is unable to obtain additional financing, its ability to fund its operations and meet future plans could be materially adversely affected.

<u>Competition.</u>

The Company competes in the non-alcoholic beverages segment of the commercial beverages industry. Competitive factors impacting our business include pricing, advertising, sales promotion programs, product innovation, increase efficiency in production techniques, the introduction of new packaging and brand and trademark development and protection.

Certain companies have products and provide services which compete with certain products or services offered by the Company. Many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationship in the industry than the Company does. As a result, certain of these competitors may be able to develop and expand its service offerings more rapidly, adapt to new or emerging technologies and changes in its customer requirements more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than the Company can. The Company cannot be sure that it will compete successfully with its existing competitors or with any new competitors.

Note: In addition to the above risks, business are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering, potential investors should keep in mind other possible risks that could be important.

This Space Intentionally Left Blank.

SPECIAL NOTE CONCERNING FORWARD LOOKING STATEMENTS

This Offering contains certain forward-looking statements relating to, among other things, future results of operations, growth plans, sales, and general industry and business conditions applicable to the Company. These forward-looking statements are based largely on current expectations and are subject to a number of risks and uncertainties. When used in this prospectus, the words "anticipate," "will," "believe," "estimate," "intend," "expect" and similar expressions are generally intended to identify forward looking statements. Actual results could differ materially from those described or implied by such forward looking statements. Factors that may materially affect such forward-looking statements include, but are not limited to:

- significant competition in our industry;
- unfavorable publicity or consumer perception of our products;
- the incurrence of material product liability and product recall costs;
- costs of compliance or the failure to comply with governmental regulations;
- economic, political, and other risks associated with our operations;
- our failure to keep pace with the demands of our customers for new products and services;
- disruptions in our product distribution;
- the lack of long-term experience with human consumption of ingredients in some of our products;
- increases in the frequency and severity of insurance claims;
- the loss or retirement of key members of the Company's management;
- increases in the cost of borrowing and limitations on availability of additional debt or equity capital;

In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Offering will be, in fact, realized. Accordingly, potential investors in the Company should not place undue reliance on these forward-looking statements. We cannot guarantee future results, events, levels of activity, performance or achievements, and we specifically decline any obligation to update, republish, or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

Legal Fees	$30,000
New Office and Supplies	$27,500
Officer Salaries	$220,000
Research and Development - Design of New Brands - Website development	$130,000
Trademark Fees	$30,000
Travel	$50,000
Company car	$4,000

From the proceeds realized in this Offering, the Company first priority is to allocate approximately $130,000 towards development of its products. This will include, but will not be limited to, approximately $80,000 allocated towards researching market trends, consumer reports, sales figures, etc. In addition, approximately $10,000 will be allocated towards the development of a website where each of the Company's products shall have its own site with specific information. Finally, the design and implementation of new brands will be supported by approximately $45,000 from the proceeds of this Offering. This allocation is deemed to be of the highest priority for the use of proceeds realized from this Offering by management.

The Company's second priority is to acquire office space in the downtown area of Manhattan. As such, it is expecting to incur the cost of approximately $27,500[2] over the next 12 months in acquiring said space, and providing for the necessary supplies therein, including but not limited to computers and office furniture.

As its third priority, the Company anticipates that it will spend approximately $30,000 over the next 12 months in fees associated with its various trademark registrations, and protecting its already existing trademark registrations.[3]

Up until the date of this Offering, salary has accrued for the Officers and/or Directors of the Company since the Company's formation on March 30, 2006 and until this point for the following individuals and in the following per annum salaries:

---

[2] This figure represents management's estimates of the expected cost of acquiring such space. There can be no assurances that these costs will not be greater or lower than the figure anticipated herein.

[3] This figure represents management's estimates of the expected cost associated with registering and protecting the Company's trademark usage. This estimate is based on the Company's current expenditures towards associates with its trademarked items, and the trademarks it expects to register in the future.

- Philipp Ghadri – $100,000
- Fouad Kallamni - $70,000
- Raymond A. Montes - $50,000

These salaries shall be adjusted for the year ended December 31, 2006 to reflect the prorated amount of salary that has accrued. The Company intends to utilize the proceeds of this Offering to pay these individuals on April 1, 2007, for their aggregate salaries that have accrued from March 30, 2006. For a discussion of these employment agreements that are currently being negotiated between the Company and certain of its officers, see the section titled "OFFICERS AND DIRECTORS OF THE COMPANY."

Since the Company's management team travels around the world, attends various consumer conferences and trade shows, and meets with selected vendors in order to obtain supply and distribution agreements, the Company is anticipating it will spend approximately $50,000 in traveling expenses associated therewith.

The Company is anticipating an expenditure of approximately $4,000 in acquiring a car for the exclusive use of the Company and its executives.

As of the date of this Offering, the Company is not anticipating any cash flow or liquidity problems within the next 12 months, nor is the Company currently in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. However, the management of the Company may, in its sole and absolute discretion, seek to raise additional funds through methods including, but not limited to, private sales of its Common Stock, or through another offering pursuant to Regulation A of the Securities Act.

This Space Intentionally Left Blank.

BUSINESS AND PROPERTIES

The Company And Its Products

PRILABS, INC., a Delaware corporation ("we," "our," "PriLabs," or the "Company") is actively engaged in the development, production, marketing and sale of premium beverages, mainly energy drinks, that are made available to supermarkets, convenience stores, drug stores, mass merchandisers and whole club chains as their exclusive custom brand. Prilabs currently markets the following brands: Re5, Encore and 24/7. Several other brands are currently in the research and development stage. The Company also engages in the private label segments of the consumer beverage industry.

The manufacturing process of the Company's products can be divided into three different stages:

1. In order to create an unique custom-tailored brand, the first step has to be the exact definition of the customer's needs and wants, his target group etc. After the customer's objective is clear, PriLabs develops an extensive Private Label Program ("PLP") containing the design of the brand, the desired taste, a 'look and feel' concept as well as a marketing concept for the brand. Depending upon the image the customer wants us to create and depending upon the targeted market segment, we decide which material fits the brand. According to the customer's demand, we offer different packaging such as aluminum cans (which are the most common), metal cans, and glass.

2. When the brand development is completed, the production process starts by producing the can or bottle. At the same time the ingredients production commences including liquids as well as dry elements.

3. When the ingredients production is completed, the filling takes place. Whereas in Europe pasteurization is the prevalent conservation method, in the United States cold fillings are more common. According to the customer's demand we offer both filling methods as well in Europe as in the U.S.

The Industry

The Company operates in the Consumer Goods sector of the Beverages industry, with the manufacture and distribution of energy drinks as its primary segment.

PriLabs believes that energy drinks are the fastest growing segment in the carbonated soft drink category. The category has posted 86% average annual volume growth over the past 5 years, according to a survey conducted by Goldman Sachs titled "America's Beverages: Soft Drink" ("Goldman Sachs"). Goldman Sachs believes that the industry is capable of 50% volume growth in 2007 and 20% average gains through 2010. That would result in a category that is approximately 3 times its 2005 size by 2010. Energy drinks are being referred to as "the carbonated soft drink of the 21st century" by Goldman Sachs, and its survey indicated that 58% of consumers believe energy drinks are a good substitute for hot coffee, and 50% of consumers see energy drinks as a good substitute for carbonated soft drinks. In addition, Goldman Sachs believes that the average annual profit growth for the industry to be approximately 18% per year over the next 5 years to approximately $1.7-$1.8 billion by 2010.

Retailers had been wary of the energy drink category due to the perception that it would just be a fad and fade away quickly. With the current growth and anticipated growth rates retailers view of the category has changed. They now see that the energy drink category is positioned to take large market share from larger caffeinated beverage categories, such as carbonated soft drinks and coffee. As a result retailers are actively seeking companies to help develop private label energy drinks for their stores and private labels are the fastest growing sub-segment within the energy drink segment.

Competition

PriLabs is competing within two different segments of the commercial beverages industry. First, in the energy drinks market of the non-alcoholic beverages segment, as it is developing brands and producing energy drinks for distribution. Therefore, we believe the main competitors for our energy drinks are Coca-Cola (*Rockstar*), Pepsico (*SOBE Adrenaline Rush*), Hansen's *Monster* and Red Bull (except for where indicated, all of the following information pertaining to each company's revenue, market share, and domestic and international sales, is contained in the Goldman Sachs survey discussed above):

- **Coca-Cola** ("Coke"): Coke has quickly established an approximate 25% volume share of the energy drinks market, and we believe it is well positioned to sustain this position going forward. In particular, Coke's product "Full Throttle," which is heading into its second year of distribution has an approximate 12% market share. On other hand, another Coke product, "RockStar," while it has shown 90%-100% sales growth in food stores, this is offset by its expanded distribution, with same-store sales of 10%-20%, figures that are below the category average. Overall, we believe that Coke will continue to thrive in the energy drinks market based on, what we believe is, its ability to effectively penetrate the small niche categories that have grown increasingly important for industry profit growth.

- **Pepsico** ("Pepsi"): Based on what we believe to be poor sales numbers (based on the Goldman Sachs survey), we expect Pepsi's market share to remain at approximately 10%. Pepsi's product "SoBe No Fear" is a bright spot, with per-outlet sales growth of 45%, but "Amp" and "Adrenaline Rush" struggled during the last year. However, we also believe that as Pepsi owns "Gatorade," Pepsi should be in a position to generate above-average 7% U.S. beverage division EBIT (earnings before interest and taxes) growth. As a result, we anticipate that Pepsi's strong domestic beverage profit growth, along with robust international division results, Pepsi should prove to be a tough competitor for the Company.

- **Hansen Natural Corporation** ("Hansen"): Based, in part, on the Goldman Sachs survey, it is our opinion that Hansen is in the best position to increase its market share up from its current 22% share to an anticipated 40% share within 5 years. By marketing its products through grocery chains, wholesale clubs and distributors, Hansen experienced sales of nearly $350 million worldwide last year. We believe that Hansen's branded energy drink "Monster Energy" has strong brand recognition and will only improve based on Hansen's recent distribution agreement with Anheuser-Busch. Monster's per-outlet sales growth to date is in the 80% range in food stores, which we believe is anywhere between 30 and 70 percentage points ahead of its competition.

- **Red Bull**: Since originating in Austria in 1987, Red Bull has captured approximately 80% of the worldwide energy drink market, according to Hoovers. Also, Red Bull has sales of approximately $2 billion worldwide in 2004 and featured a 1 year sales growth of 22%, according to Hoovers. We believe that despite its high sales volume worldwide, Red Bull's biggest asset is its marketing. When it first started, Red Bull would provide post-secondary school students with free cases of its energy drink and then convince them to throw a party. Now, Red Bull sponsors extreme sports events, including but not limited to cliff diving, BMX competitions, and skateboarding. In Germany, Red Bull sponsors the *Red Bull Flugtag* ("flight day" in German), a competition where entrants launch themselves off a 30-foot ramp in home-made "flying machines" into a body of water. Among many other sponsorships and market-driven purchases, in 2005, Red Bull bought the Austrian football club SV Austria Salzburg and renamed it Red Bull Salzburg. The MetroStars, a Major League Soccer team based in New Jersey, was purchased and renamed the New York Red Bulls. This information was found on Red Bull's website.

Secondly, and, the Company believes, more importantly, PriLabs is competing in the market with other private label developers, for example COTT Corporation ("COTT") and Wild GmbH & CO KG ("Wild"):

- **COTT**: We believe COTT is one of the world's largest non-alcoholic beverage companies and the world's largest retailer brand beverage supplier. COTT operates 11 bottling facilities in the United States and 6 in Canada, as well as a research facility in Columbus, Georgia where new products are developed and customized for its customers. According to its 2005 Form 10-K on file with the SEC, in 2005, COTT had sales of $1.75 billion, and its sales have increased each year since reporting sales of $1.09 billion in 2001. We believe that the main difference between COTT and PriLabs is that PriLabs is offering a complete service containing a competitive branding and marketing strategy, as well as the actual product, while COTT, in our opinion, is focused on producing the cans without providing their customers with additional market related services.

- **Wild**: Wild was founded in 1931 in Heidelberg, Germany and has its headquarters in Eppelheim, Germany. We believe Wild operates within three segments of the commercial beverages industry: the ingredient solutions for food and beverages; consumer products and process technology solutions. Wild has over 2,500 employees and it has its own line of beverages and snacks, in addition to developing and manufacturing products for its clients (this information was found on Wild's website, **http://www.wild.de/wild/opencms/en/index.html?print=true**).

In entering the private label market, we believe that we can take advantage of an increased use of private label offerings in convenience stores throughout the United States and in Europe. According to AC Nielsen's 2006 2nd quarter report, in Europe, the private label market share grew more than 8% as compared to the same period of 2005. This, the Company believes, translates into a market that is ripe with growth potential.

Market Strategy and Pricing Mechanisms

PriLabs will utilize the international expertise of its management (see the section titled "Officers and Directors of the Company") in the branding and marketing of energy drinks to separate itself from the competition. We believe we have the ability to offer retailers a "turn key" program that includes a brand name and design and a comprehensive marketing strategy while maintaining a competitive program cost relative to our competition.

PriLabs its customers a program unique to traditional private label practices. We offer a private label program that includes a high quality great tasting flavor, brand design and development, and a comprehensive marketing strategy to drive sales. On the other hand, we believe our competition (as discussed above) will solely offer an ingredients content. Since their core business is not energy drinks, but rather, the entire beverage market, they will lack the specialized and targeted knowledge and experience in marketing and branding energy drinks. We believe they will look to compete on price alone, based on their increased levels of volume.

Management feels that the energy drink category is very image driven and consumers view energy drinks as premium products. We believe PriLabs is able to offer its customers a premium product at a competitive cost that can compete with the leading national brands on all levels of consumers expectations, such as quality, taste, effect, packaging and image.

Potential customers for PriLabs will be approached in a variety of different ways that include, but will not be limited to, the following:

- **In House Sales Team**: PriLabs management and in house sales force will be the primary means of identifying and pursuing customers. Our management team and sales force have relationships with many U.S. retailers that will allow PriLabs the opportunity to present their private label program.

- **National Brokers**: PriLabs is currently working with some of the top brokers in the United States. For example, on July 1, 2006, the Company entered into a Brokerage Agreement with GEO Marketing & Sales (annexed hereto as **Exhibit 6(a)(3))** a New Jersey corporation with sales, marketing and merchandising expertise which was hired by the Company to promote PriLabs' products in national food chains, wholesalers, drug chains and wholesalers.. This relationship has already produced our deal with The McLane Company (see the subheading below titled "Customers and Sales"). In addition, the Company entered into an agreement with Davis Consulting Group ("Davis") wherein Davis agreed to introduce PriLabs to Wal-Mart Stores, Inc. for purposes of selling PriLabs' products therein. A copy of this agreement with Davis is annexed hereto as **Exhibit 6(a)(10)**.

- **Trade Shows**: Management of the Company will also attend trade shows, like the Private Label Manufacturer Association, as a way of marketing and advertising our programs. These shows are attended by the decision making buyers of national retail chains.

When approaching new and/or potential retail customers, the Company offers two different pricing structures, a "full service" structure, and a "net pricing" structure:

- **Net Pricing Structure**: Retailers are currently paying national brands, such as Red Bull, Monster and Rock Star, approximately $1.10 to $1.25 per can of energy drink that they then sell. PriLabs current arrangement with The McLane Company, based on the **net pricing** structure, allows the Company to sell its energy drinks at prices approximately 35% below the average wholesale price of the larger national companies. This pricing mechanism involves the development of a brand, the marketing strategy, the production of a finished product and delivery to the customer warehouses. Additional marketing related costs are borne by the respective companies, The McLane Company in this example.

- **Full Service Structure**: Under this model, the Company offers its products at a price approximately 20% below the average wholesale price. These costs include the development of a brand, the marketing strategy, the production of a finished product, delivery to customer warehouse and all additional marketing related costs. These additional marketing related costs include, but are not limited to, developing a website for a particular brand, in-store sampling demos, advertisements, secondary packaging and point-of-sale materials. This **full service** pricing structure may vary based on the individual customer and project yearly sales volumes.

Regardless of which pricing model is implemented, both the "net pricing" structure and the "full service" structure include the following:

- **Internet**: A high end interactive website conveying the brand image and philosophy of the product. The website will also be used as a vehicle to advertise run promotions for the products.

- **Sampling**: We will coordinate and execute sampling demos at the retail stores to build brand awareness and allow customers to interact with the product.

- **Secondary Packaging**: We offer our customers all forms of secondary packaging. This includes 4 packs, 6 packs, and 12 packs which have proven to be successful for the national brands, as opposed to only selling 6 packs.

- **Point of Sale**: We offer customers high end point-of-sale ("POS") materials, including barrel coolers, case stackers, glide racks, stickers, shelf extenders, and promotional vehicles.

- **Guerilla Marketing**: The Company also supports the products outside of the retail store through grass roots and guerilla marketing. Local sampling and promotions will be utilized to bring about brand awareness and to add to the consumers perception that the brands are premium products.

Product Distribution

The Company has the following supply contracts in place to handle the manufacture and distribution of its products:

- **REXAM Beverage Can Enzesfeld GmbH** ("Rexam"): manufacturers the cans in which the Company bottles its energy drinks. An email correspondence with the Company confirming the terms and conditions under which Rexam is to perform services for the Company is attached hereto as **Exhibit 6(a)(5).**
- **Esarom GmbH** ("Esarom"): manufactures an energy-flavor compound and a caffeine-vitamin mix that the Company uses in its products. The contract by and between the Company and Esarom reflecting the terms and conditions of their agreement is attached hereto as **Exhibit 6(a)(6).**
- **Starzinger GmbH & Co KG** ("Starzinger"): the co-packer mixes the ingredients sent by Esarom, and fills the cans sent by Rexam. The agreement between the Company and Starzinger reflecting the terms and conditions of their agreement is attached hereto as **Exhibit 6(a)(9).**

After the cans are manufactured by Rexam, filled with the ingredients manufactured by Esarom, and mixed by Starzinger, the products are shipped to the United States and stored by UBC in accordance to the provisions of the Financing and Services Agreement between the Company and UBC (annexed hereto as **Exhibit 6(a)(1)**). From there, the Company's products are distributed to the appropriate retail outlet procured on behalf of the Company.

Management believes that it is very unlikely that the contractual relationships with any, or all of the suppliers will terminate as Philipp Ghadri, the Company's President, has had a working relationship with each for at least 6 years.

On May 1, 2006, the Company executed a 5 year Product Manufacturing and Distribution Agreement wherein the Company agreed to manufacture Re5 and Encore and the other party to the agreement agreed that it will, on behalf of the Company, sell a substantial number of cans of the two products by May 1, 2011. In the event that the other party to the agreement fails to sell the agreed upon aggregate amount, it will pay to PriLabs the difference between the agreed upon number of cans, and the actual number of cans purchased thereunder, multiplied by the Company's actual per-container production cost. A redacted copy of the Products Manufacturing and Distribution Agreement is attached hereto as **Exhibit 6(a)(2)**.

Customers and Sales

On May 1, 2006, the Company entered into a Product Manufacturing and Distribution Agreement with Salado Sales, Inc. ("Salado"), a wholly owned subsidiary of The McLane Company, wherein PriLabs agreed to manufacture and package its Re5 Energy Drink and Encore Energy Drink, and Salado agreed to promote and market these beverages pursuant to the agreement (a redacted copy of which is annexed hereto as **Exhibit 6(a)(2)**).

On January 26, 2007, the Company entered into a Product Manufacturing and Distribution Agreement with Walgreen Co. ("Walgreens"), one of the largest retailers in the United States wherein PriLabs agreed to manufacture and package its 24:7 Energy Drink, 24:7 Sugar Free, 24:7 Cherry Berry, and 24:7 Lemon Lime, and Walgreens agreed to purchase a substantial number of cans of these products (a redacted copy of this agreement is annexed hereto as **Exhibit 6(a)(7)**.

In addition to these agreements which are already in place, the Company is currently negotiating with the following entities and, the Company believes, if any of these negotiations result in signed contracts, will greatly increase the Company's annual revenues:

- **The Kroger Company** ("Kroger"): Kroger is one of the nation's largest grocery retailers with 2,507 retail stores operating in 31 states. Kroger's stores include supermarkets, price-impact warehouse stores, department stores and convenience markets. The Company has made a formal presentation to Kroger for the retail sale of energy drinks and is currently being considered by Kroger's management.

- **CVS Corporation** ("CVS"): CVS operates more drug stores in the U.S. than any other drug store company, with over 6,200 stores in 45 states and average annual revenues of over $37,000,000,000. The Company anticipates a meeting with CVS' Merchandise Manager to discuss a private label program within the next 12 months.

- **Wal-Mart Stores, Inc.** ("Walmart"): Walmart is the leading retailed in the U.S. with over 6,000 stores in operation. Through the agreement with Davis Consulting Group (annexed hereto as **Exhibit 6(a)(10)**), the Company met with representatives at Walmart's corporate headquarters in

Bentonville, Arkansas, wherein Walmart expressed interest in the Company's Re5 energy drink as well as a private label program. A second meeting is currently being arranged.

The Company also believes that the following companies, some of which have been engaged in preliminary negotiations by the Company, are prime targets for the marketing, distribution and/or sale of the Company's products:

- **Rite Aid** ("Rite Aid"): Rite Aid operates approximately 3,300 drug stores in 27 states and sells health and beauty aids, convenience foods and other assorted items, including 2,700 private-label products. Rite Aid has expressed interest in the Company's private label program and preliminary meetings between Rite Aid personnel and the Company are currently being contemplated.

- **Winn Dixie** ("Winn Dixie"): Winn Dixie operates approximately 520 stores through Alabama, Florida, Georgia, Louisiana and Mississippi. Winn Dixie has expressed interest in the Company's products and preliminary meetings between Winn Dixie personnel and the Company are currently being contemplated.

- **COSTCO Wholesale** ("Costco"): With approximately 470 membership stores across the U.S., Costco is the largest wholesale operator in the country. It serves over 45,000,000 cardholders in 37 states, as well as in Puerto Rico, Canada, Japan, Mexico, South Korea, Taiwan and the United Kingdom. The Company is currently in preliminary negotiatons with Costo to market 24 pack cases of the Company's energy drinks at the retail cost of approximately $20.00 per case.

- **Advance Auto Parts, Inc.** ("Advance Auto"): Advance Auto operates over 2,800 stores under the names *Advance Auto Parts* and *Discount Auto Parts* in approximately 40 states across the U.S.

- **Safeway, Inc**. ("Safeway"): Safeway is one of North America's largest food retailers with approximately 1,775 stores located mainly in the western, mid-western and mid-Atlantic regions of the U.S., as well as in western Canada. The Company met with Safeway's representatives at the Private Label Manufacturer Association's trade show in Chicago (the "PLMA"), wherein Safeway expressed interest in a private label energy drink program. The Company is awaiting further contact with Safeway representatives.

- **Alabanda Foreign Trade Co. Ltd.** ("Alabanda"): Alabanda services approximately 5,000 retail outlet stores in Turkey. The Company met with an Alabanda representative at the PMLA where Alabanda expressed interest in a private label program. Further negotiations are scheduled.

- **OXXO**: OXXO is a convenience store with over 4,000 locations in Mexico. The Company met with OXXO representatives at the PLMA, where OXXO expressed interest in producing a private label energy drink for the OXXO chain.

- **The Dairy Farm Group** ("Dairy Farm"): Dairy Farm distributes high-quality foods, as well as durable consumer goods to supermarkets, hypermarkets, health and beauty stores, convenience stores and home furnishing stores throughout Asia. The Company met with the Dairy Farm's representatives at the PLMA, where Dairy Farm expressed interest in developing a private label energy drink for their customer base in Asia.

Employees

The Company currently has 15 employees, allocated as follows: 5 are officers who work full time for the Company. The remaining 10 are part time employees who perform various services including; marketing and branding; controlling and financials; public relations; corporate finance; in-house legal counsel; creative assistance; brand developing and web design; and sales.

In response to increased business and planned expansion, the Company intends on retaining its current staff and augmenting it by hiring 2 sales representatives, 2 administrative assistants and 1 marketing expert within the next 12 months.

Intellectual Property

As of the date of this Offering, the Company owns the ingredients formulas used in its energy drinks including 24:7 ENERGY DRINK, 24:7 SUGAR FREE, 24:7 CHERRY BERRY, and 24:7 LEMON LIME. These beverages are to be distributed by a national retailed pursuant to the redacted agreement annexed hereto as **Exhibit 6(a)(7)**.

On January 30, 2007, the Company filed an application for trademark registration of the marks "FF," "IBIZA," and "ZEUS" with the United States Patent and Trademark Office (the "USPTO"), which have been assigned serial numbers 77094630, 77094640 and 77094651 respectively.

On January 26, 2007, the Company filed an application for trademark registration of the marks "TEMPO" and "SONIX BOOM" with the USPTO which have been assigned serial numbers 77092336 and 77092554 respectively.

On January 17, 2007, the Company an application for trademark registration of the marks "BOLO," "WHITE PEAK," "DAYTONA, " MONSOON," and "FSTR" with the USPTO which have been assigned serial numbers 77084568, 77084555, 77084548, 77084542 and 77084466 respectively.

On January 11, 2007, the Company filed an application for trademark registration of the mark "TRUE COLORS" with the USPTO, which has been assigned serial number 77080802.

On December 22, 2006, the Company filed an application for trademark registration of the mark "COLORS" with the USPTO which has been assigned serial number 77070622.

On December 19, 2006, the Company filed an application for trademark registration of the marks "THORINE," "HAMBURG," NIGHTINGALE" and "PYRO" with the USPTO, which have been assigned serial numbers 77067854, 77067867, 77067875 and 77067531 respectively.

On December 15, 2006, the Company filed an application for trademark registration of the marks "CLAW" and "RIO" with the USPTO which have been assigned serial numbers 77065469 and 77065505 respectively.

On September 16, 2006, the Company file an application for trademark registration of the mark "24-7 ENERGY DRINK" with the USPTO, which has been assigned serial number 77002349.

The trademarks rights for Re5 and Encore are owned by Philipp Ghadri and Fouad Kallamni. The trademark rights to these two products were assigned to Salado Sales, Inc. pursuant a Trademark Royalty Agreement entered into on May, 2006 (a redacted copy of this agreement annexed hereto as **Exhibit 6(a)(4))**. This agreement is an extension of the Product Manufacturing and Distribution Agreement between the Company and Salado Sales, Inc., a redacted copy of which is annexed hereto as **Exhibit 6(a)(2)**. Under the terms of the Trademark Royalty agreement, the Company assigned the trademark rights to this corporation which is obligated to pay to the Company certain percentages of revenues over a 20 year period based on the sales of the subject products. Mr. Ghadri and Mr. Kallamni are anticipating the assignment of their rights under the Trademark Royalty Agreement to the Company, pending Salado Sales, Inc.'s approval.

It is possible that the Company may, in the future, become subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability.

We may be unable or unwilling to strictly enforce our trademark in each jurisdiction in which we do business. In addition, we may not always be able to successfully enforce our trademark against competitors or against challenges by others. Our failure to successfully protect our trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability.

Physical Property

Currently, the Company operates out of its two main offices, one located in Brooklyn, the other in Zurich, Switzerland. The Switzerland office is located at Forsterstrasse 70, 8044 Zurich, Switzerland and costs $1,000 per month in rent (U.S. adjusted dollars). The Company's Brooklyn office is located at 34 15th Street Brooklyn, New York 11215 and costs $1,500 per month in rent.

As of the date of this Offering, the Company intends to acquire office space in the downtown area of Manhattan. As such, it is expecting to incur the cost of approximately $27,500 over the next 12 months in acquiring said space, and providing for the necessary supplies therein, including but not limited to computers and office furniture.

Regulation

Since the Company manufactures products in Austria, the Food and Drug Administration will most likely wish to examine the product upon entering the United States, however the management believes that the government regulations mostly concern ingredients and labeling. The Company is confident that the products will pass the government regulations in this regard.

While there are numerous other government regulations directed towards the Beverage industry, the Company does not believe that there are any significant government regulations pending that would impact the products that the Company is currently marketing and selling. Costs associated with these regulations should be minimal.

Litigation

There is no pending litigation against PriLabs or any of its officers and/or directors in the United States. In addition, there has been no litigation of any nature against the Company or any of its officers and/or directors since the Company's inception.

The Company's History

PriLabs, Inc. was incorporated on March 30, 2006 under the laws of the state of Delaware.

On December 7, 2006, the Company properly executed and filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware, effectuating a 10-for-1 split of its issued and outstanding Common Stock and increasing the authorized number of shares of Common Stock that the Company could issue from 10,000,000 to 200,000,000. The Certificate of Amendment is attached hereto as **Exhibit 2.3**.

Philipp Ghadri and Fouad Kallamni, the Company's founders, also founded VNY Holding AG a Swiss stock cooperation with its Corporate seat in Switzerland. VNY

Holding AG owns 100% of the outstanding capital stock VNY Trading AG which develops, manufactures and distributes the main brand OSO Energy Drink. PriLabs is also a subsidiary of VNY Holding AG.

This Space Intentionally Left Blank.

OFFICERS AND DIRECTORS OF THE COMPANY

Name	Age	Position
Philipp Ghadri Messerschmidtgasse 23/3 1180 Vienna, Austria	29	President, Chief Executive Officer, Sole Director
Fouad Kallamni 222 East 93rd Street, Apt 42C New York, New York 10128	29	Vice President and Creative Director
Ramon Montes 8 Whitecliff Lane Nesconset, New York 11767	60	Vice President, Secretary, Chief Financial Officer
Raymond Montes 4 Crossfield Court Shoreham, New York 11786	34	Chief Sales Officer
Rony Zibara 106 Spring Street, Apt. 2S New York, New York 10012	36	Chief Marketing Officer
Keith Gordon 180 Riverside Blvd. New York, New York 10069	42	Vice President

Philipp Ghadri – President, Chief Executive Officer and Sole Director

Mr. Philipp Ghadri, 29, is the CEO and President of VNY Holding AG ("VNY"), located in Zurich, Switzerland and he currently located in the Company's Vienna headquarters. Before VNY was established, Mr. Ghadri was the CEO of Red Rhino AG, an energy drink producer located in Austria that distributes to over 20 countries. Prior to that, Mr. Ghadri worked at Skadden, Arps, Slate, Meagher & Flom, LLP in that firm's Vienna and Frankfurt offices. In addition, he served as the Head of Corporate Finance at VBC Genomics Research, GmbH, an Austrian bio-tech company.

Fouad Kallamni – Vice President and Creative Director

Fouad Kallamni, 29, is one of the founders of PriLabs. Mr. Kallamni is the Chief Marketing Officer and Creative Director behind all of the Company's brands, overseeing product development and the marketing of each brand. Prior to working at PriLabs, Mr. Kallamni was a managing partner at The Incompass Group, a full service marketing, special events and promotions company based in New York that builds brand experience through lifestyle, entertainment, fashion and nightlife. Mr. Kallamni also has vast experience in marketing, having worked at several international marketing and public relations companies. Mr. Kallamni also has vast experience in marketing and P.R.

having worked at The Varick Group as head of event marketing and promotions. The Varick Group worked with such clients as Nike, Pepsi, LG, Virgin, Def Jam, Maverick Records, Bad Boy, Prince, Mariah Carey and many others. The Varick Group also owns and operates the trendy Butter restaurant in New York City.

Ramon Montes – Vice President, Secretary and Chief Financial Officer

Ramon Montes has served in the wholesale distribution business since 1972. Since 2001, Mr. Montes has served as the President of Raynil, Inc., a consulting firm specializing in assisting small businesses with their sales, purchasing, accounting and logistical issues.

For the 16 years prior to 2001, Mr. Montes served as the Executive Vice President of Allou Health & Beauty Care, Inc. which specialized in distributing brand name health and beauty aids, food products, pharmaceutical products and fragrances to national drug chains, food chains and mass merchandisers. All of that company's departments reported to him and he was responsible for establishing corporate policies that 300 employees were obligated to follow. During his tenure as Executive Vice President for Allou Health & Beauty Care, Inc. their sales revenue increased from $25,000,000 in 1985 to over $400,000,000 in 2000.

Raymond Montes – Chief Sales Officer

Raymond Montes is our Chief Sales Officer, and he oversees the in house sales team along with our brokers. He is responsible for the development of new accounts and the maintenance of existing accounts.

In addition to his position at PriLabs, Mr. Montes currently works for Metro Wholesale Grocers, Inc. ("Metro"), a wholesale distributor of health and beauty aids, grocery and pharmaceutical products to retail chains, supermarkets and other retail related establishments. Among his responsible for Metro include soliciting new accounts and managing current accounts generating annual revenues of $20,000,000 dollars. The Company is currently negotiating a Sales Outsourcing Agreement with Metro wherein Metro will provide the services of Mr. Montes on an exclusive basis in order for the Company to acquire retail outlets through which to introduce its private label energy drinks.

Previously, Mr. Montes was the National Sales Manager for Allou Distributors, a wholesale distributor of health and beauty aids, grocery and pharmaceutical products to national chains, with annual revenues of $500,000,000 dollars. Mr. Montes was the top salesperson for the company generating annual revenues of $60,000,000 dollars. He managed a sales division comprised of 4 sales people and 2 assistants. His sales division was responsible for $100 million dollars in sales a year.

Rony Zibara – Chief Marketing Officer

Rony Zibara is our Chief Marketing Officer and operates as a consultant for the Company. Mr. Zibara is currently employed by Fahrenheit 212 in New York City. In consideration for his services to the Company, he was granted shares of Common Stock.

Mr. Zibara is a great example of culture-fusion, having been born in Beirut, raised in Canada and having French roots he is fluent in all three languages fluently. His background in architecture has served as a tremendous foundation in his career in branding. As part of the conceptual exploration team, Mr. Zibara uses his extensive branding expertise with his passion for understanding consumer behavior, marketplace forces and trends to create provocative ideas for brands and products that connect to the consumers' senses.

Prior to joining the PriLabs team, Mr. Zibara launched a grass-roots innovation discipline as part of Pedersen Gesk, a consumer branding firm that works with such clients as Starbucks, Coca-Cola and other American regional brands. This company ultimately merged with Future Brand, which appointed Mr. Zibara to serve as the Executive Creative Director of North America before focusing on the brand innovation discipline while working with such clients as Unilever, Wendy's, Musicland, Diageo and General Mills.

Mr. Zibara also served as the Creative Director of Loblaws, a revolutionary Canadian retail company, where he launched hundreds of products and greatly defined the President's Choice brand through an award winning identity that would become the ultimate benchmark for retailer brands across North America.

Keith Gordon – Vice President

Keith Gordon started his career in the sales industry from 1980 to 1990 in New York City working for a industrial gas company selling oxygen and other gases to the medical industry. In 1990 he started working in the video and entertainment industry and within the 15 years in this industry, it led him to customers all around the world. Having to deal with cable companies, and the industrial buyers in the industry, Mr. Gordon became one of the top 5 sales member in the industry within the U.S.

Within this time, Mr. Gordon also went into the parking business. To date, he owns over 15 locations within the New York tri-state area. In 2005, Mr. Gordon founded Kimbrit Distribution, a company that sells beverages to his extensive clientele that he has attained since his days working in the video and entertainment industry.

Directors Of The Company

There is 1 director of the Company, pursuant to its By-laws (annexed hereto as **Exhibit 2.2**) which reads, in pertinent part: "The authorized number of Directors shall be one (1) until changed by a proper amendment.

Philipp Ghadri is the sole director of the Company and is elected to a 3 year term. Prior to the expiration of this 3 year term, the renewal of Mr. Ghadri's tenure as Sole Director, or the appointment of other directors shall be done at the annual meeting of the Company's stockholders.

In 2001, Mr. Ghadri was the Chief Operating Executive of Red Rhino, AG, an Austrian energy drink products. From 2003 through 2006, Mr. Ghadri was the managing director of RUSHH Energy Drink GmbH.

From 2003 through 2006, Fouad Kallamni was the managing director of RUSHH Energy Drink GmbH and during the same time, served as the president of RUSHH USA, Inc.

Remuneration Of Officers And Directors

Name	Capacity in Which Remuneration Received	Aggregate Remuneration
Philipp Ghadri	President, Chief Executive Officer and Sole Director	$100,000.00 per year
Fouad Kallamni	Vice President and Creative Director	$70,000.00 per year
Raymond Montes	Chief Sales Officer	$50,000.00 per year

Philipp Ghadri acts as the Company's President, Chief Executive Officer and Sole Director pursuant to an employment agreement that is currently being negotiated between Mr. Ghadri and the Company. Pursuant to Mr. Ghadri's employment agreement, he would receive an annual salary of $100,000.00 which has been accruing since the date thereof. The Company would continue to accrue Mr. Ghadri's salary until April, 2007, wherein it would pay Mr. Ghadri all of his salary that has accrued up to that point. In addition, Mr. Ghadri would receive one cent ($0.01) as a commission for each can of product that the Company sells.

Fouad Kallamni acts as the Company's Vice President and Creative Director pursuant to an employment agreement that is currently being negotiated between Mr. Kallamni and the Company. Pursuant to Mr. Kallamni's employment agreement, he would receive an annual salary of $70,000.00 which has been accruing since the date thereof. The Company would continue to accrue Mr. Kallamni's salary until April, 2007, wherein it would pay Mr. Kallamni all of his salary that has accrued up to that point. In addition, Mr. Kallamni would receive one cent ($0.01) as a commission for each can of product that the Company sells.

Raymond Montes acts as the Company's Chief Sales Officer pursuant to an employment agreement that is currently being negotiated between Mr. Montes and the Company. Pursuant to Mr. Montes' employment agreement, he would receive an annual salary of $50,000.00 which has been accruing since the date thereof. The Company would continue to accrue Mr. Montes' salary until April, 2007, wherein it would pay Mr.

Montes all of his salary that has accrued up to that point. In addition, Mr. Montes would receive one cent ($0.01) as a commission for each can of product that the Company sells.

Related Party Transactions

VNY Holding AG ("VNY") has pledged 25% of all of the Company's pre-Stock Split outstanding shares of Common Stock (1,750,000 shares) towards a line of credit granted by Universal Brands Corp. ("UBC") pursuant to a Financing and Services Agreement (attached hereto as **Exhibit 6(a)(1)**). This line of credit was granted by UBC as a means of financing the production of products on an exclusive basis on the terms and conditions set forth therein to enable the Company to produce the products under the Product Manufacturing and Distribution Agreement with a company (a redacted copy of the Distribution Agreement is attached hereto as **Exhibit 6(a)(2)**). Philipp Ghadri and Fouad Kallamni collectively own an aggregate of 80% of the outstanding shares of Common Stock of VNY. In addition, Mr. Ghadri and Mr. Kallamni have each guaranteed $200,000 for the line of credit granted by UBC.

Raymond Montes, who serves as the Company's Chief Sales Officer currently works for Metro Wholesale Grocers, Inc. ("Metro"), a wholesale distributor of health and beauty aids, grocery and pharmaceutical products to retail chains, supermarkets and other retail related establishments. PriLabs entered into a Sales Outsourcing Agreement with Metro wherein Metro will provide the services of Mr. Montes on an exclusive basis in order for the Company to acquire retail outlets through which to introduce its private label energy drinks. In consideration of this arrangement, Mr. Montes will receives a commission based on the adjusted gross sales of products generated through retail outlets introduced to Metro by Mr. Montes for the shorter of either a period of 4 years from the date of the initial sale to a retail outlet, or for the term of the Sales Outsourcing Agreement. While his services for Metro would have a direct benefit for the Company, potential investors are advised that Mr. Montes will not receive a commission from Metro on PriLabs' sales. The Sales Outsourcing Agreement between the Company and Metro is attached hereto as **Exhibit 6(a)(11)**.

This Space Intentionally Left Blank.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

Officer and Director Ownership

Name	# of Shares Owned	% of Shares Owned As of This Date	% of Shares Owned if All Shares Are Sold Pursuant To This Offering
Philipp Ghadri Sole Director, President and CEO Messerschmidtgasse 23/3 1180 Vienna, Austria	5,000,000	7.05%	6.18%
Fouad Kallamni Vice President and Secretary 222 East 93rd Street, Apt 42C New York, New York 10128	5,000,000	7.05%	6.18%
Raymond A. Montes Chief Sales Officer 4 Crossfield Court Shoreham, New York 11785	1,000,000	1.41%	1.24%
Rony Zibara Chief Marketing Officer 106 Spring Street, Apt 2S New York, New York 10012	750,000	1.06%	0.93%
Keith Gordon Vice President 7017 Woodrow Wilson Drive Los Angeles, California 90068	250,000	0.35%	0.31%
Officers and Directors as a Group	12,000,000[4]	16.91%	14.82%

Owners of 10% of the Company's Common Stock

Name and Address of Security Holder	# of Shares Owned	% of Shares Owned As of This Date	% of Shares Owned if All Shares Are Sold Pursuant To This Offering
VNY Holding AG Zugerstrasse 36 6318 Walchwill, Switzerland	53,250,000	75.05%	65.78

[4] Philipp Ghadri and Fouad Kallamni each own 400,000 shares of VNY Holding AG's Common Stock, which amounts to nearly 80% of the total issued and outstanding shares of VNY Holding AG's Common Stock. Thus, Mr. Ghadri and Mr. Kallamni are the controlling shareholders of the Company's majority shareholder.

On December 7, 2006, the Company properly executed and filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware, effectuating a 10-for-1 split of its issued and outstanding Common Stock and increasing the authorized number of shares of Common Stock that the Company could issue from 10,000,000 to 200,000,000. The Certificate of Amendment to the Certificate of Incorporation is attached hereto as **Exhibit 2.3**

This Space Intentionally Left Blank.

DESCRIPTION OF SECURITIES

Common Stock. The Company is authorized to issue up to 200,000,000 Shares of Common Stock, par value $0.01. As of the date of this Offering, the Company has 70,955,000 Shares of Common Stock issued and outstanding held by 26 individuals. The holders of the Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding preferred stock, if any. The Company has never paid a dividend on the Common Stock and has no plans to do so in the immediate future. Upon the liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to ratably receive the net assets of the Company available after the payments of all debts and other liabilities. However, there are no assurances that upon any such liquidation or dissolution, there will be any net assets to distribute to the holders of the Common Stock.

The holders of the Common Stock are entitled to one vote per share, either in person or by proxy, on all matters submitted to a vote of shareholders. There is no provision for cumulative voting with respect to the election of directors by the holders of common stock. Therefore, the holders of more than Fifty Percent (50%) of the Company's shares of outstanding common stock can, if they choose to do so, elect all of the Company's directors and approve significant corporate transactions. The holders of the Common Stock have no preemptive, subscription, or redemption rights. The outstanding shares of Common Stock are fully paid and non-assessable. The rights and privileges of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares the Preferred Stock described below, or of any series of preferred stock that the Company may designate and issue in the future.

On December 7, 2006, the Company properly executed and filed a Certificate of Amendment with the Secretary of State of the State of Delaware, effectuating a 10-for-1 split of its issued and outstanding Common Stock (the "Stock Split") and increasing the authorized number of shares of Common Stock that the Company could issue from 10,000,000 to 200,000,000. The Amendment, as filed with, and approved by, the Delaware Secretary of State is annexed hereto as **Exhibit 2.3**.

Preferred Stock. As of the date of this Offering, the Company is not authorized to issue any shares of Preferred Stock.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company's Articles of Incorporation and By-laws provide, to the fullest extent permitted by Delaware law, that the officers and directors of the Company who were or are a party or is threatened to be made a party to, any threatened, or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of fact that he/she is or was acting as the incorporator, officer, director or nominee officer/director or was serving in any capacity at any time. Furthermore, it is the responsibility of the Company to pay for all legal expenses that may occur on behalf of the party who may come under any such type of action.

Management of the Company has indicated that it intends to offer indemnity agreements consistent with the foregoing to all officers and directors of the Company. In this regard, investors should be aware of the position of the United States Securities and Exchange Commission respecting such indemnification, which position is as follows: "Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable."

This Space Intentionally Left Blank.

CERTAIN INCOME TAX CONSEQUENCES

PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR ACCOUNTANTS AND/OR TAX ADVISORS WITH RESPECT TO POSSIBLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

This Space Intentionally Left Blank.

FINANCIAL STATEMENTS

The Company's financial statements are included herein.

Results of Operations for the Six Months Ended September 30, 2006.

The Company had sales of $33,581 for the six months ended September 30, 2006. The Company records revenue at the time the products are received by the customer and the risk of ownership has passed to the customer.

The Company had net earnings of $5,492 for the six months ended September 31, 2006. The Company had general administrative expenses of $114,828 for the six months ended September 30, 2006. These expenses are defined in the Company's financial statements below.

Sources of Liquidity

For the six months ending September 30, 2006, the Company paid for its operations primarily through the financing received from Universal Brands Corp. (the Financing and Services Agreement between Universal Brands Corp. and the Company is attached hereto as **Exhibit 6(a)(1)**). The Company had notes payable of $34,166 and deferred salary payable in the amount of $105,000 on November 30, 2006.

To date, other than contributions made by private lenders, the Company paid for its operations primarily through capital contributions of its founders.

Gross Margin

The following table shows average margins for one of the Company's products, considering production and shipping, as well as marketing expenses.

	Re5 16 oz	Encore 8.3 oz
Ingredients	13,0%	8,5%
Filling	27,6%	24,5%
Cans	19,9%	23,5%
Transport	15,7%	9,3%
Financing	6,3%	5,6%
Commissions	6,0%	6,0%
COGS	88,6%	77,3%
Profit Margin	11,4%	22,7%

In the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been included.

PRILABS INC.
BALANCE SHEETS
(UNAUDITED)

ASSETS

	November 30, 2006	September 30, 2006
Current Assets		
Cash	$ 37,920	$ 86,699
Accounts receivable, net	-	5,115
Inventories	146,791	147,551
Prepaid expenses and other current assets	134,333	201,000
Total current assets	$ 319,044	$ 440,365

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

	November 30, 2006	September 30, 2006
Current Liabilities		
Accounts payable and accrued expenses	$ 34,166	$ 70,728
Secured promissory note	165,113	184,021
Total current liabilities	199,279	254,749
Convertible secured debenture	200,667	200,000
Total Liabilities	399,946	454,749
Stockholders' Deficiency		
Common stock, par value $.01 - authorized 10,000,000 shares, 7,525,000 and 7,000,000 shares issued and outstanding, respectively	75,250	70,250
Additional paid-in capital	184,000	102,333
Stock subscriptions receivable	(69,250)	(69,250)
Accumulated deficit	(270,902)	(117,717)
Total Stockholders' Deficiency	(80,902)	(14,384)
Total Liabilities and Stockholders' Deficiency	$ 319,044	$ 440,365

PRILABS INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the two months ended November 30, 2006	For the period from March 30, 2006 (inception) to September 30, 2006
Cash flows from operating activities:		
Net loss	$ (153,185)	$ (117,717)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of prepaid consulting fees	66,667	-
Contributed services	36,667	93,333
Accrual of interest on secured purchase order financing	667	-
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	5,115	(5,115)
(Increase) decrease in inventory	760	(147,551)
Increase in prepaid expenses	-	(1,000)
(Decrease) increase in accounts payable and accrued expenses	(36,562)	70,728
Net cash used in operating activities	(79,871)	(107,322)
Cash flows from financing activities:		
Proceeds from issuance of common stock	50,000	10,000
Repayment of / proceeds from secured promissory note - net	(18,908)	184,021
Net cash provided by financing activities	31,092	194,021
Net (decrease) increase in cash	(48,779)	86,699
Cash, beginning of period	86,699	-
Cash, end of period	$ 37,920	$ 86,699
Supplemental disclosure of cash flow information		
Interest expense	$ 6,759	$ 7,960
Income taxes	$ -	$ -
Supplemental schedule of non-cash activities:		
Issuance of convertible secured debenture for prepaid consulting fees	$ -	$ 200,000

PRILABS INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

	For the two months ended November 30, 2006	For the period from March 30, 2006 (inception) to September 30, 2006
Revenue	$ -	$ 33,581
Cost of sales	-	28,089
Gross profit	-	5,492
Selling, general and administrative expenses	146,426	114,828
Loss from operations	(146,426)	(109,336)
Other expense (income)		
Interest expense	6,759	7,960
Foreign currency loss	-	421
Total other expense (income)	6,759	8,381
Net loss	$ (153,185)	$ (117,717)
Basic and diluted earnings (loss) per share	$ (0.02)	$ (0.02)
Weighted average number of common shares outstanding - basic and diluted	7,025,000	6,994,565

PRILABS, INC.
STATEMENT OF STOCKHOLDERS' DEFICIENCY
FROM MARCH 30, 2006 (INCEPTION) THROUGH NOVEMBER 30, 2006
(UNAUDITED)

		Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Subscriptions Receivable	Total Stockholders' Deficiency
Balance - beginning of period		-	$ -	$ -	$ -	$	$ -
Issuance of shares to founders	Mar-06	6,925,000	69,250	-	-	(69,250)	-
Sale of shares for cash	May-06	100,000	1,000	5,000			10,000
Contributed services	Inception to Sep-06			93,333			93,333
Net loss	Sep-06				(117,717)		(117,717)
Balance September 30, 2006		7,025,000	70,250	102,333	(117,717)	(69,250)	(14,384)
Sale of shares for cash	Nov-06	500,000	5,000	45,000	-		50,000
Contributed services	Oct. to Nov-06			36,667			36,667
Net loss		-	-	-	(153,185)		(153,185)
Balance November 30, 2006		7,525,000	$ 75,250	$ 184 000	$ (270,902)	$ (69,250)	$ (80,902)

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

Business

PriLabs, Inc. (the "Company"), was incorporated in the state of Delaware on March 30, 2006. The Company has a fiscal year end of September 30th and engages in the development, production, marketing and sale of premium beverages (energy drinks) that are made available to supermarket, convenience stores, drug stores, mass merchandiser, and wholesale club chains as their exclusive custom brand. The Company is to offer its products in the United States. The Company has entered into a financing and services agreement, and a product manufacturing and distribution agreement with two unrelated corporations (See Note 9 and 13). The Company currently utilizes minimal office space, furniture and equipment within the offices of a company related to a shareholder on a pro bono basis until planned leasing arrangements can be completed for an office space.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. The Company maintains balances in accounts, which at times, may exceed Federal Deposit Insurance Corporation insured limits. The Company believes that such risk is minimal based on the reputation of the financial institution.

Accounts Receivable

Accounts receivable are recorded at the outstanding amounts net of an allowance for doubtful accounts. The Company utilizes the allowance method for recognizing the collectibility of its accounts receivables. The allowance method recognizes bad debt expense based on review of the individual accounts outstanding as well as the surrounding facts. No allowance for doubtful accounts exists at November 30, 2006.

Inventories

Inventories, which consist of finished product (cans of energy drinks), are stated at the lower of cost (first-in, first-out method) or market. A provision for excess or obsolete inventory is recorded at the time the determination is made. Inventory that is within 30 days of its expiration date is charged to cost of sales.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company records revenue at the time the products are received by the customer and the risk of ownership has passed to the customer. A provision for estimated product returns, promotional allowances and cash discounts based on the Company's historical experience is recorded during the period of sale.

Freight Costs

In accordance with EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs," reimbursement of freight charges are recorded in net sales and un-reimbursed freight costs are recorded as cost of sales. For the periods ended September 30 and November 30, 2006, freight-out costs approximated $29,000 and $0, respectively, and have been recorded in cost of sales.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Advertising and promotion expenses were included in selling, general and administrative expenses. During the periods ended September 30th and November 30, 2006, advertising and promotion expense was approximately $0 and $6,000, respectively net of reimbursements pursuant to the product manufacturing and distribution agreement.

Income Taxes

The Company accounts for income taxes in accordance with the "liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the respective periods' taxable income for federal and state income tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per common share

Loss per common share is computed pursuant to SFAS No. 128, "Earnings Per Share." Basic loss per share is computed as net income (loss) available to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and convertible debt if any. As of September 30th and November 30, 2006 there were no, options or warrants outstanding.

Concentration of Risk

The Company distributes its products and grants credit to its sole customer pursuant to the product manufacturing and distribution agreement (See Note 13). The Company does not require collateral or other security with regard to balances due. The Company extends credit to its sole customer in the normal course of business pursuant to the product manufacturing and distribution agreement.

Three unrelated foreign vendors supply ingredients and packaging and produce all of the Company's finished goods. During the periods ended September 30 and November 30, 2006 production costs of approximately $175,000 and $0 were incurred from these three vendors of which $28,000 and $0 respectively was charged to cost of sales. There were no amounts due to these vendors at September 30 and November 30, 2006.

Fair Value Disclosure

The carrying value for cash, receivables, accounts, and notes payable approximates fair values because of the immediate or short-term maturities of these financial instruments. The carrying amount of the Company's debt also approximates fair value based on current rates for similar debt.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R "Share Based Payment" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as an operating expense, based on their fair values on grant date. The Company will recognize share-based compensation costs on a straight-line basis over the requisite service periods of awards. That cost will be recognized as compensation expense over the service period, which would normally be the vesting period in the case of options.

NOTE 3 – POTENTIAL RESTATEMENTS

Embedded Derivatives

The Company has made the determination regarding its secured promissory note (See Note 9) that there exists a possibility that the note may contain an embedded derivative that may necessitate the need to restate its financial statements and that the financial statements potentially may not be relied upon.

The Company has determined that it is likely the convertible secured debenture issued to Pegasus (See note 10) is conventional and therefore most likely does not contain an embedded derivative. However, the secured promissory note may contain an embedded derivative due to the holders right to purchase 6% of the Company's issued and outstanding shares at a 50% discount to market which leads to an indeterminable quantity of shares to be purchased by the holder. The note and debenture have been accounted for under EITF 98-5 and EITF 00-27 using the intrinsic value accounting model. If it is determined that the secured promissory note has embedded derivatives requiring bifurcation under EITF 00-19 then these debentures would be required to be accounted for under SFAS 133 using the fair value accounting model.

As a result of the Company's determination and ongoing analysis of its debt instruments which may not be conventional debt, the potential embedded derivatives in the debt requiring bifurcation under EITF 00-19 could be accounted for as liabilities and valued by being marked to market at each balance sheet date under SFAS 133 and the corresponding gain or loss in value would be recorded in our statement of operation as additional financing costs, which could have a material effect on the future financial position, results of operations and earnings per share. To determine the magnitude of the effects of this change in accounting, if required, the Company must first identify which, if any, components of the debt constitutes embedded derivatives and the proper accounting treatment for those components and then determine valuations for those components. The Company intends to retain accounting and valuation experts as necessitated, to assist with those steps. Until such identification and valuation is completed, the Company cannot determine the magnitude, if any, of any required restatement or estimate the future effects of this change in accounting.

Until the Company has either restated and reissued its results for the applicable periods or determined that no such restatement and re-issuance is warranted, investors, potential investors and other readers of the Company's Securities and Exchange Commission ("SEC") filings are cautioned in the reliance on the Company's financial statements to the extent they may be affected by the accounting issues described herein. The accounting issues described may affect the Company's Balance Sheets, Statements of Operations and Statements of Cash Flows, but should not affect the net changes in cash and cash equivalents.
The Company cautions that its analysis of the accounting issues described herein are ongoing and as such, if necessary, the Company will file amended financial statements with the SEC as soon as possible after the completion of its analysis of the accounting issues described herein.

NOTE 4 – MANAGEMENT PLANS

The Company will utilize its international expertise in the branding and marketing of energy drinks to separate itself from the competition. The Company believes it has the ability to offer retailers a "turn key" program that includes a brand name and design and a comprehensive marketing strategy while maintaining a competitive program cost relative to our competition.

The Company offers its customers a program unique to traditional private label practices. The Company offers a PLP that includes a high quality great tasting flavor, brand design and development, and a comprehensive marketing strategy to drive sales. On the other hand, the

Company believes the competition will solely offer an ingredients content. Since their core business is not energy drinks, but rather, the entire beverage market, they will lack the specialized and targeted knowledge and experience in marketing and branding energy drinks. The Company believes they will look to compete on price alone.

The Company feels that the energy drink category is very image driven and consumers view energy drinks as premium products. The Company believes it is able to offer its customers a premium product at a competitive cost that can compete with the leading national brands on all levels of consumers' expectations (i.e.) quality, taste, effect, packaging and image. The Company believes that the Company can achieve profitability primarily through the purchase of appropriate inventory that will support future sales growth. The Company is seeking capital in order to carry out its growth plan.

The Company has negotiated a five year financing and services agreement (with an additional automatic five year renewal) with an unrelated corporation ("Financer") pursuant to which the Company will be provided financing for the production costs of its energy drink products on an exclusive basis, not to exceed $5,000,000, pursuant to the terms of a secured promissory note formalized on December 7, 2006 with interest at 20% per annum (See Note 9).

Management has raised funds through the sale of equity in order to alleviate the working capital deficiency. The Company intends to utilize the funding obtained in order to maintain operations. Management expects operating profits in 2007. Through the utilization of the public capital markets, the Company plans to raise the funds necessary to continue to expand and enhance its growth, however, there can be no assurance that the Company will be able to increase revenues or raise additional capital.

NOTE 5 - SECURITIES OFFERING

The Company is in the process of offering up to 10,000,000 shares of its common stock at a purchase price of $0.05 per share for an aggregate of $500,000 by filing a Form 1-A seeking exemption pursuant to the provisions of Regulation A. All of the shares are being offered by the Company and no shares are being offered by current stockholders of the Company

NOTE 6 - INVENTORY

Inventory consists of the following:

	November 30, 2006	September 30, 2006
Finished goods (energy drinks)	$146,791	$147,551

NOTE 7 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	November 30, 2006	September 30, 2006
Prepaid consulting (See Note 10)	$133,333	$ 200,000
Miscellaneous receivables	1,000	1,000
Total	$134,333	$ 201,000

NOTE 8 - ACCRUED EXPENSES

	November 30, 2006	September 30, 2006
Professional fees	$ 14,000	$ -
Commissions – officers'	165	165
Due to shareholder/officer	20,001	27,563
	$ 34,166	$ 27,728

Due to shareholder/officer consists of advances against expense reports for travel and sales expenses. The balances are due to a shareholder who is also the Company's chief sales officer. The amount due to the shareholder/officer does not accrue interest and is unsecured. The above is included in accounts payable and accrued expenses on the balance sheet (along with $43,000 of accounts payable as of September 30, 2006.)

NOTE 9 – SECURED PROMISSORY NOTE PAYABLE

The Company has negotiated a five year financing and services agreement (with an additional automatic five year renewal) with an unrelated corporation ("Financer") pursuant to which the Company will be provided financing for the production costs of its energy drink products on an exclusive basis, not to exceed $5,000,000, pursuant to the terms of a secured promissory note officially formalized on December 7, 2006 (although the financing was available and utilized beginning in May 2006) accruing interest at 20% per annum. In addition, the Company is provided with distribution and warehousing services. The note is secured by all finished products (and related receivables) warehoused pursuant to the agreement, all other property of the Company, and 1,750,000 shares of the Company's common stock held by the Company's parent company ("VNY"). Two of the Company's founders collectively own an aggregate of 80% of the outstanding shares of common stock of VNY. The note is also guaranteed by these two stockholders/officers of the Company up to $200,000 each. In addition, the Company will pay the Financer a fee of 3% of gross sales of the product pursuant to the agreement. VNY and the Company have also granted the Financer the right to purchase 6% of the issued and outstanding stock of either company (whichever trades publicly first) as of the initial date the stock is publicly traded, on a fully diluted basis, at a 50% discount to market. In addition, under the terms of the agreement, if the Company's sole customer under the terms of the product manufacturing and distribution agreement (See Note 13), purchases the Company's line of products during the term of the agreement, the Company will pay the Financer 10% of the total consideration. As of November 30, 2006 and September 30, 2006 the Company had a balance due to the Financer of $165,113 and $184,021, including interest payable.

NOTE 10 – CONVERTIBLE SECURED DEBENTURE

On September 30, 2006, the Company engaged the services of a consulting firm (Pegasus Advisory Group, Inc. ("Pegasus)) to provide advice and assistance in listing the Company on the OTC Pink Sheets marketplace in the United States. In connection with the agreement, the Company issued a $200,000 two-year secured debenture to Pegasus dated September 30, 2006 that is convertible into shares of the Company's common stock on September 30, 2008 with interest at 2% per annum. Under the terms of the secured debenture, the Company is restricted in its ability to make distributions, repurchase stock or sell assets as long as any portion of the principal or interest on the secured debenture remains outstanding. The terms of the consulting contract state that there are three phases of the services Pegasus is to perform. As each phase is completed the Company will record a consulting expense for one third of the contract amount. During the two months ended November 30, 2006 the Company, based on the completion of one of the three phases, expensed $66,667. As of November 30, 2006 and September 30, 2006 the Company's convertible secured debenture balance due Pegasus was $200,667 and $200,000 including interest payable and there was a prepaid consulting fee related to the contract of $133,333 and $200,000 respectively.

NOTE 11 - STOCKHOLDERS' DEFICIENCY

Capital Stock

As of November 30, 2006 the Company was authorized to issue 10,000,000 shares of common stock with a par value of $.01 per share. The Company has 6,925,000 shares which have been subscribed to by founders of the Company. These shares were to be issued and effective in March 2006 when the Company was established, but were not issued until November 2006. The financial statements reflect the issuances as of March 2006. The Company sold shares of common stock (post-split) (See Note 14) for $.10 in May 2006 totaling $10,000 and November 2006 totaling $50,000. The Company is not authorized to issue any shares of Preferred Stock. Three shareholder/officers of the Company have contributed services valued at $93,333 and $36,667 for the periods ended September 30, 2006 and November 30, 2006 respectively which are included in selling, general and administrative expenses and additional paid-in capital on the financial statements.

NOTE 12 - INCOME TAXES

Based on the Company's operating losses, no provision for income taxes has been provided for the periods ended November 30, 2006 and September 30, 2006. As of November 30, 2006, the Company had net operating losses of approximately $270,000, which expire though the year 2026. At November 30, 2006, the Company had a deferred tax asset of approximately $120,000. A valuation allowance for the full amount of the deferred tax asset was established since it is more likely than not that all of the deferred tax assets will not be realized.

NOTE 13 - COMMITMENTS

Product Manufacturing and Distribution Agreement

On May 1, 2006, the Company entered into an agreement for the production and sale of the Company's energy drink products. The agreement is for a term of 5 years, commencing on May 1, 2006 with an automatic 5 year renewal term. The initial prices for energy drink beverages to be sold are fixed. At any time following the second anniversary of the Effective Date and upon at least 70 days' written notice but no more than twice per contract year, the Company may increase one or more prices, but in no event may any price, as adjusted, exceed the amount calculated by multiplying the initial price by a fraction, the numerator of which shall be the PPI (as defined herein) published as of the date of such price change notice and the denominator of which shall be the PPI published as of the second anniversary of the Effective Date. "PPI" means the Producer Price Index for Processed Foods - Canned Carbonated Soft Drinks (Series ID WPU02620801), published by the Bureau of Labor Statistics of the United States Department of Labor, or any successor index thereto, appropriately adjusted. In consideration for the promotion and marketing efforts to generate sales by the Company, as well as for the grant of the license(s) and distribution rights hereunder, the Company shall pay a rights fee. During the periods ended November 30, 2006 and September 30, 2006 the Company sold approximately $0 and $34,000 of beverage pursuant to this agreement.

NOTE 13 – COMMITMENTS (CONTINUED)

In the event that the Company does not sell at least 5,000,000 cans of energy drinks under the agreement as Of the fifth anniversary of the initial order, the other party shall pay the Company an amount equal to the difference between 5,000,000 and the actual number of cans sold under the agreement, multiplied by the Company's actual per-container production cost.

Brokerage Agreement

The Company has appointed a contract to a broker to be its exclusive national broker in mass market accounts. (Mass Market accounts include but are not limited to food chains and wholesaler, drug chains and wholesalers, mass merchandisers and wholesale club specific accounts to promote, sell and service the Company's product to certain customer accounts. The Company has agreed to compensate Broker on all sales shipped to the accounts specified in the agreement. Such compensation will take the form of commissions at the rate of 6% derived from the sales of all Product shipped and invoiced by the Company to the customer.

Employment Agreements

The Company is currently negotiating employment agreements with three of its executive officers for an aggregate annual salary of $220,000. Two of the employment agreements would have a term of one year and one has a term of three years. All three agreements would have automatic term renewals for successive one year periods. The salaries would be deferred until April 2007 and have been accrued in the financial statements. In addition, two of the officers receive would receive $.01 and $.005 respectively in commission for every can of energy product sold pursuant to these agreements.

NOTE 14 - SUBSEQUENT EVENTS

Subsequent to November 2006, in consideration of $25,000 paid to the Company, four individuals received 250,000 shares of Common Stock (post-split). In December 2006, the Company amended its certificate of incorporation to increase the total authorized shares to 200,000,000 with a par value of $.01 per share and to split the outstanding stock by the ratio of 10 shares for every 1 share issued and outstanding (10:1). In December 2006 an additional 75,000 (pre- split) shares were issued to an individual for services in connection with the execution of the financing and services agreement that occurred in December 2006 (See Note 9).

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Brooklyn, State of New York, on April ___, 2007.

PRILABS, INC.

By: ______________________________
Philipp Ghadri
President/Chief Executive Officer and Sole Director

By: ______________________________
Fouad Kallamni
Vice President and Chief Marketing Officer

By: ______________________________
Ramon Montes
Vice President, Secretary and Chief Financial Officer

PART III

EXHIBITS
TO THE FORM 1-A OFFERING STATEMENT
OF
PRILABS, INC.

Exhibit 2.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "PRILABS, INC." AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE THIRTIETH DAY OF MARCH, A.D. 2006, AT 4:44 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION, "PRILABS, INC.".

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4135114 8100H

060802093

AUTHENTICATION: 5005164

DATE: 08-29-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 03/30/2006
FILED 04:44 PM 03/30/2006
SRV 060304199 - 4135114 FILE

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is **PRILABS, INC.**
- **Second:** Its registered office in the State of Delaware is to be located at 113 Barksdale Professional Center, in the City of Newark, County of New Castle, Zip Code 19711-3258. The registered agent in charge thereof is **Delaware Intercorp.**
- **Third:** The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
- **Fourth:** The amount of the total authorized capital stock of this corporation is 10,000,000 shares (number of authorized shares) with a par value of One Cent ($0.01) per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:

  Name: **FIRAS PHILIPP GHADRI**

  Mailing Address: **34 15th STREET**
  BROOKLYN, NY 11215

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do hereby certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 30 day of MARCH, A.D. 2006.

BY: ____________________
(Incorporator)

NAME: **FIRAS PHILIPP GHADRI**

Exhibit 2.2

BY-LAWS

of

PRILABS, INC.

ARTICLE I

Stockholders

Section 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held annually at such place within or without the State of Delaware, at such time and on such date as may from time to time be designated by the Board of Directors, for the election of directors and for the transaction of any other proper business.

Section 2. Special Meetings. Special meetings of the stockholders of the Corporation may be called at any time and from time to time by the President or by a majority of the directors then in office, and shall be called by the Secretary upon the written request of stockholders holding of record at least a majority in number of the issued and outstanding shares of the Corporation entitled to vote at such meeting. Special meetings shall be held at such place within or without the State of Delaware, at such time and on such date as shall be specified in the call thereof.

Section 3. Notice of Meetings. Written notice of each meeting of the stockholders, stating the place, date and hour thereof and, in the case of a special meeting, the purpose or purposes for which it is called, shall be given, not less than ten nor more than sixty days before the date of such meeting (or at such other time as may be required by statute), to each stockholder entitled to vote at such meeting. If mailed, such notice is given when deposited in the United States mail, postage prepaid, directed to each stockholder at his or her address as it appears on the records of the Corporation.

Section 4. Waiver of Notice. Whenever notice is required to be given of any annual or special meeting of the stockholders, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated in such notice, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice. Attendance of a person at a meeting of the stockholders shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 5. Adjournment. When any meeting of the stockholders is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after such adjournment the Board of Directors shall fix a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at such meeting.

Section 6. Quorum. At any meeting of the stockholders the presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of the Corporation entitled to vote at such meeting shall be necessary in order to constitute a quorum for the transaction of any business. If there shall not be a quorum at any meeting of the stockholders, the holders of a majority of the shares entitled to vote present at such meeting, in person or by proxy, may adjourn such meeting from time to time, without further notice to the stockholders other than an announcement at such meeting, until holders of the amount of shares required to constitute a quorum shall be present in person or by proxy.

Section 7. Voting. Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. Voting need not be by ballot, except that all election of directors shall be by written ballot unless otherwise provided in the Certificate of Incorporation. Whenever any corporate action is to be taken by vote of the stockholders, it shall, except as otherwise required by law or by the Certificate of Incorporation, be authorized by a majority of the votes cast at a meeting of stockholders of the holders of shares entitled to vote thereon, except that all elections shall be decided by a plurality of the votes cast.

Section 8. Action Without a Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting thereof, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of such corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. Record Date. The Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of any meeting of stockholders, nor more than sixty days prior to any other action, as the record date for the purpose of determining the stockholders entitled to notice of or to vote at any meeting of the stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action.

Section 10. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

ARTICLE II

Directors

Section 1. Number; Qualifications. The authorized number of Directors shall be one (1) until changed by a proper amendment to this Section 1. Directors need not be stockholders of the Corporation.

Section 2. Term of Office. Each director shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

Section 3. Meetings. A meeting of the Board of Directors shall be held for the election of officers and for the transaction of such other business as may come before such meeting as soon as practicable after the annual meeting of the stockholders. Other regular meetings of the Board of Directors may be held at such times as the Board of Directors of the Corporation may from time to time determine. Special meetings of the Board of Directors may be called at any time by the President of the Corporation or by a majority of the directors then in office. Meetings of the Board of Directors may be held within or without the State of Delaware.

Section 4. Notice of Meetings; Waiver of Notice; Adjournment. No notice need be given of the first meeting of the Board of Directors after the annual meeting of stockholders or of any other regular meeting of the Board of Directors. Notice of a special meeting of the Board of Directors, specifying the place, date and hour thereof, shall be delivered personally, mailed or telegraphed to each director at his or her address as such address appears on the books of the Corporation at least two business days (Saturdays, Sundays and legal holidays not being considered business days for the purpose of these By-Laws) before the date of such meeting. Whenever notice is required to be given under any provision of the Certificate of Incorporation or these By-Laws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a director at a special meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, the directors or any committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these By-Laws. A majority of the directors present whether or not a quorum is present, may adjourn any meeting to another time and place. Notice need not be given of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted at the original meeting.

Section 5. Quorum; Voting. A majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6. Participation by Telephone. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

Section 7. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceeding of the Board of Directors or of such committee.

Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed by the officers on all papers which may require it, but no such committee shall have the power or authority in reference to (a) amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of the assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series); (b) adopting an agreement of merger or consolidation; (c) recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets; (d) recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution; or (e) amending these By-Laws and, unless the resolution expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another director to act at the meeting in the place of such absent or disqualified member.

Section 9. Removal; Resignation. Any director or the entire Board of Directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Any director may resign at any time, upon written notice to the Corporation.

Section 10. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of directors then in office, although less than a quorum, or by a sole remaining director. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided above in the filling of other vacancies. A director elected to fill a vacancy shall hold office for the unexpired term of his or her predecessor and until his successor is elected and qualified.

Section 11. Compensation. The Board of Directors may fix the compensation of directors.

ARTICLE III

Officers

Section 1. Election; Qualifications. At the first meeting of the Board of Directors and as soon as practicable after each annual meeting of stockholders, the Board of Directors shall elect or appoint a President, one or more Vice-Presidents, a Secretary and a Treasurer, and may elect or appoint at such time or from time to time such additional officers as it deems advisable. No officer need be a director of the Corporation. Any number of offices may be held by the same person, except that there shall always be two persons who hold offices which entitle them to sign instruments and stock certificates.

Section 2. Term of Office; Vacancies. Each officer shall hold office until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. Any vacancy occurring in any office, whether because of death, resignation or removal, with or without cause, or otherwise, shall be filled by the Board of Directors.

Section 3. Removal; Resignation. Any officer may be removed from office at any time with or without cause by the Board of Directors. Any officer may resign his or her office at any time upon written notice to the Corporation.

Section 4. Powers and Duties of the President. The President shall be the chief executive officer of the Corporation and shall have the general charge and supervision of its business affairs. The President shall from time to time make such reports concerning the Corporation as the Board of Directors of the Corporation may require. The President shall preside at all meetings of the stockholders and the Board of Directors. The President shall have such other powers and perform such other duties as may from time to time be assigned to him or her by the Board of Directors.

Section 5. Powers and Duties of the Vice-Presidents. Each of the Vice-Presidents shall be given such titles and designations and shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors.

Section 6. Powers and Duties of the Secretary. The Secretary shall record and keep the minutes of all meetings of the stockholders and of the Board of Directors in a book to be kept for that purpose. The Secretary shall attend to the giving and serving of all notices by the Corporation. The Secretary shall be the custodian of, and shall make or cause to be made the proper entries in, the minute book of the Corporation and such other books and records as the

Board of Directors may direct. The Secretary shall be the custodian of the corporate seal of the Corporation and shall affix or cause to be affixed such seal to such contracts and other instruments as the Board of Directors may direct. The Secretary shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by the Board of Directors.

Section 7. Powers and Duties of the Treasurer. The Treasurer shall be the custodian of all funds and securities of the Corporation. Whenever required by the Board of Directors, the Treasurer shall render a statement of the Corporation's cash and other accounts, and shall cause to be entered regularly in the proper books and records of the Corporation to be kept for such purpose full and accurate accounts of the Corporation's receipts and disbursements. The Treasurer shall at all reasonable times exhibit the Corporation's books and accounts to any director of the Corporation upon application at the principal office of the Corporation during business hours. The Treasurer shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by the Board of Directors.

Section 8. Delegation. In the event of the absence of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may at any time or from time to time delegate all or any part of the powers or duties of any officer to any other officer or officers or to any director or directors.

ARTICLE IV

Stock

The shares of the Corporation shall be represented by certificates signed by the President or any Vice-President and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary. Any of or all the signatures on the certificate may be a facsimile.

ARTICLE V

Execution of Documents

All contracts, agreements, instruments, bills payable, notes, checks, drafts, warrants or other obligations of the Corporation shall be made in the name of the Corporation and shall be signed by such officer or officers as the Board of Directors may from time to time designate.

ARTICLE VI

Seal

The seal of the Corporation shall contain the name of the Corporation, the words "Corporate Seal," the year of its organization and the word "Delaware."

ARTICLE VII

Indemnification

Section 1. Indemnification. The Corporation hereby agrees to hold harmless and indemnify any of its officers, directors, employees or agents from and against, and to reimburse such persons for, any and all judgments, fines, liabilities, amounts paid in settlement and expenses, including attorneys' fees, incurred directly or indirectly as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether or not such action, suit or proceeding is by or in the right of the Corporation to procure a judgment in its favor, including an action, suit or proceeding by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise for which such person served in any capacity at the request of the Corporation, to which such person is, was or at any time becomes a party, or is threatened to be made a party, or as a result of or in connection with any appeal therein, by reason of the fact that such person is, was or at any time becomes a director, officer, employee or agent of the Corporation or is or was serving or at any time serves such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, whether arising out of any breach of such person's fiduciary duty as a director, officer, employee or agent of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise under any state or federal law or otherwise; provided, however, that (i) indemnification shall be paid pursuant to this Article VII if and only if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (ii) no indemnification shall be payable pursuant to this Article VII if a court having jurisdiction in the matter shall determine that such indemnification is not lawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 2. Continuation of Indemnity. All agreements and obligations of the Corporation contained herein shall continue during the period such person shall serve as a director, officer, employee or agent of the Corporation and shall continue thereafter so long as such person shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was a director or officer of the Corporation or served at the request of the Corporation in any capacity for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Section 3. Advancement and Repayment of Expenses. Expenses incurred by an officer, director, employee or agent in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Corporation in advance of the final disposition thereof, other than those expenses for which such director or officer is not entitled to indemnification pursuant to the proviso to, or the last sentence of, Section 1 of this Article VII. The Corporation shall make such payments upon receipt of (i) a written request made by such person for payment of such expenses, (ii) an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized herein and (iii) evidence satisfactory to the Corporation as to the amount of such expenses.

Section 4. Authorization. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 of this Article VII. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders of the Corporation.

Section 5. Notification and Defense of Claim. Promptly after receipt by a person seeking indemnification pursuant to this Article VII of notice of the commencement of any action, suit or proceeding, such person will, if a claim in respect thereof is to be made against the Corporation under this Article VII, notify the Corporation of the commencement thereof; but the omission so to notify the Corporation will not relieve it from any liability which it may have to such person otherwise than under this Article VII. With respect to any such action, suit or proceeding as to which such person notifies the Corporation of the commencement thereof:

A. The Corporation will be entitled to participate therein at its own expense; and,

B. Except as otherwise provided below, to the extent that it may wish, the Corporation jointly with any other indemnifying party similarly notified will be entitled to assume the defense thereof, with counsel satisfactory to the person to be indemnified. After notice from the Corporation to the person to be indemnified of its election so to assume the defense thereof, the Corporation will not be liable to such person under this Article VII for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The person to be indemnified shall have the right to employ his or her own counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless (i) the employment of counsel by such person has been authorized by the Corporation in connection with the defense of such action, (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such action, or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for such person shall be borne by the Corporation (it being understood, however, that the Corporation shall not be liable for the expenses of more than one counsel for such person in connection with any action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances). The Corporation shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Corporation or as to which such person shall have made the conclusion provided for in (ii) above.

C. Anything in this Section 5 to the contrary notwithstanding, the Corporation shall not be liable to indemnify any person seeking indemnification under this Article VII for any amounts paid in settlement of any action or claim effected without its written consent. The Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the person to be indemnified without such person's written consent.

Neither the Corporation nor any such person will unreasonably withhold their consent to any proposed settlement.

Section 6. Nonexclusivity. The indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the General Corporation Law of the State of Delaware, the Corporation's Certificate of Incorporation, as amended, the Corporation's By-Laws, as now in effect or as hereafter amended, any agreement, any vote of stockholders or directors, any applicable law, or otherwise.

Section 7. Indemnification of Other Expenses. In the event any person seeking indemnification hereunder is required to bring any action to enforce rights or to collect monies due under this Article VII and is successful in such action, the Corporation shall reimburse such person for all costs and expenses, including attorney's fees, incurred by such person in connection with such action.

Section 8. Length of Effectiveness. The indemnification and advancement of expenses provided by or granted pursuant to this By-Law shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

ARTICLE VIII

Amendment of By-Laws

These By-Laws may be amended or repealed, and any new By-Law may be adopted, by the stockholders entitled to vote or by the Board of Directors.

The foregoing Bylaws have been duly adopted by this corporation's sole director on November 7, 2006.

Executed at 34 15th Street, Brooklyn, New York on November 7, 2006.

____
Philipp Ghadri
President

Attest: ________________________
Fouad Kallamni
Secretary

F:\RUSHH USA\Prilabs\Prilabs.By-Laws.Doc

Exhibit 2.3

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PRILABS, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF DECEMBER, A.D. 2006, AT 12:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4135114 8100

061117793

AUTHENTICATION: 5256068

DATE: 12-07-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:57 PM 12/07/2006
FILED 12:57 PM 12/07/2006
SRV 061117793 - 4135114 FILE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PRILABS, INC.

The undersigned corporation, in order to amend its Certificate of Incorporation, hereby certifies as follows:

FIRST: The name of the corporation is:

PRILABS, INC.

SECOND: The corporation hereby amends its Certificate of Incorporation as follows:

The 4th paragraph of the Certificate of Incorporation, relating to the total authorized capital stock of the corporation, is hereby amended to read as follows:

> Fourth: The amount of the total authorized capital stock of this corporation is 200,000,000 with a par value of One Cent ($0.01) per share. Each share of Common Stock of the Corporation issued and outstanding shall be changed into 10 fully paid and nonassessable shares of Common Stock.

THIRD: The amendment effected herein was authorized by the consent in writing, setting forth the action so taken, signed by the holders of at least a majority of the outstanding shares entitled to vote thereon, and due notice so taken has been given to those shareholders who have not consented in writing pursuant to Sections 222 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I hereunto sign my name this 30th day of November, 2006.

Philipp Ghadr
President

Attest:
Fouad Kallamni
Secretary

WRITTEN CONSENT

OF THE

SOLE DIRECTOR

OF

PRILABS, INC.

(a Delaware Corporation)

The undersigned, being the sole director of Prilabs, Inc. (the "Corporation"), a Delaware corporation, acting without a meeting pursuant to action pursuant to Section 141 of the General Corporation Law of the State of Delaware, hereby consents in writing to the adoption of the following resolutions:

WHEREAS, the sole director of the Corporation deems it advisable and therefore proposes and recommends to the stockholders of the Corporation that the Corporation's Certificate of Incorporation be amended so as to effectuate a stock split of 10 shares of the common stock of the Corporation, par value $0.10 ("Common Stock") for each share of Common Stock currently issued and outstanding.

NOW, THEREFORE, BE IT

RESOLVED, that each share of Common Stock of the Corporation issued and outstanding as of the date of this Resolution be changed into 10 fully paid and nonassessable shares of Common Stock (the "Stock Split"); and be it further

RESOLVED, that a proposed Amendment to the Certificate of Incorporation of the Corporation (the "Amendment"), effecting the Stock Split and which shall increase the number of authorized capital stock of the Corporation to 200,000,000, a copy of which is annexed hereto as **Exhibit A**, is hereby ratified, confirmed and approved, and the Board of Directors hereby recommends the same to the stockholders of the Corporation for their consideration and approval as being in the best interests of the Corporation; and be it further

RESOLVED, that upon the affirmative vote by the holders of a majority of the outstanding shares of Common Stock, at a special meeting of the stockholders or by written consent in lieu of such special meeting, executed by stockholders holding a majority of the outstanding shares of Common Stock, the Amendment shall be filed in the Office of the Secretary of State of Delaware; and be it further

RESOLVED, that the appropriate officers of the Corporation shall take such other actions and execute such documents and instruments which they deem necessary or advisable to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned have executed this Consent as of the 30th day of November, 2006.

Philipp Ghadri, Sole Director

WRITTEN CONSENT
OF THE HOLDERS OF A MAJORITY OF THE COMMON STOCK
OF
PRILABS, INC.

The undersigned, being the holders of a majority of the issued and outstanding shares of the Common Stock of Prilabs, Inc. (the "Corporation"), a Delaware corporation, acting without a meeting pursuant to Sections 228 and 242 of the General Corporation Law of the State of Delaware, hereby consent in writing to the adoption of the following resolutions:

WHEREAS, the sole director of the Corporation deems it advisable and therefore proposes and recommends to the stockholders of the Corporation that the Corporation's Certificate of Incorporation be amended so as to effectuate a stock split of 10 shares of the common stock of the Corporation, par value $0.10 ("Common Stock") for each share of Common Stock currently issued and outstanding.

NOW, THEREFORE, BE IT

RESOLVED, that each share of Common Stock of the Corporation issued and outstanding as of the date of this Resolution be changed into 10 fully paid and nonassessable shares of Common Stock (the "Stock Split"); and be it further

RESOLVED, that a proposed Amendment to the Certificate of Incorporation of the Corporation (the "Amendment"), effecting the Stock Split and which shall increase the number of authorized capital stock of the Corporation to 200,000,000, a copy of which is annexed hereto as **Exhibit A**, is hereby ratified, confirmed and approved, and the Board of Directors hereby recommends the same to the stockholders of the Corporation for their consideration and approval as being in the best interests of the Corporation; and be it further

RESOLVED, that the Corporation be, and it hereby is, authorized and directed to file the Amendment in the Office of the Secretary of State of Delaware; and be it further

RESOLVED, that the appropriate officers of the Corporation shall take such other actions and execute such documents and instruments which they deem necessary or advisable to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned have executed this Consent as of the 10th day of November, 2006.

VNY HOLDING, AG

By: ______________________
Philipp Ghadri, President

Exhibit 4

Name:______________________________

SUBSCRIPTION AGREEMENT
FOR
PROSPECTIVE SUBSCRIBERS

PRILABS, INC.
34 15th Street
Brooklyn, New York 11215

$500,000

Up to 10,000,000 Shares of the Company's Common Stock

__________________, 2007

INSTRUCTIONS:

I. Items to be delivered by all Subscribers:

a. One (1) completed and executed Subscription Agreement.

b. Payment in the amount of subscription, by wire transfer of funds or check. All checks should be made payable to "Prilabs, Inc."

Wire Transfer Instructions:

FOR WIRE INSTRUCTIONS CONTACT:

PRILABS, INC.
ATTN: Philipp Ghadri
TELEPHONE: (718) 832-2900

ALL DOCUMENTS SHOULD BE RETURNED TO:

PRILABS, INC.
34 15th Street
Brooklyn, New York 11215
TELEPHONE: (718) 832-2900
ATTN: Philipp Ghadri

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby subscribes to purchase from Prilabs, Inc., a Delaware corporation (the "Company"), a principal amount of common stock of the Company (the "Shares" or the "Securities") set forth on the signature page hereof, for a purchase price (the "Purchase Price") of $0.05 per Share.

The Company is offering on a "best efforts" basis, up to 10,000,000 Shares of its Common Stock at $0.05 per Share (the "Offering"). The terms of the Offering, and the Shares, are set forth in this document. This Subscription Agreement and the Company's Form 1-A Offering Circular are hereby collectively referred as to the "Offering Documents."

Section 1. Sale of Securities

Subject to the terms and conditions hereof and on the basis of the representations and warranties hereinafter set forth, the Company hereby agrees to issue and sell to the Subscriber and the Subscriber agrees to purchase from the Company, upon closing, a number of Shares as set forth on the signature page hereof for a purchase price equal to $0.05 per Share. The Company may reject any subscription in whole or in part. The closing of the sale and purchase of the Securities to the undersigned (the "Closing") shall take place at the Company's offices at 34 15th Street, Brooklyn, New York 11215, on or before __________________, 2007, unless extended by the Company in its sole discretion (the "Closing Date"). Subscriber shall pay to the Company the amount of subscription specified on the signature page in full for the Shares set forth on the signature page by delivering to the Company checks for the full amount, made payable to the Company, or by arranging for wire transfers of the full amount to the Company, all on or prior to the Closing Date.

Section 2. Subscriber's Representations and Warranties

As an inducement to the Company to accept the subscription, the Subscriber represents and warrants as follows:

(A) The Subscriber acknowledges and agrees that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Act,") by virtue of Section 3(b) of the Act, and Regulation A promulgated thereunder ("Regulation A").

(B) The Subscriber hereby represents and warrants that the Subscriber is acquiring the Securities hereunder for its own account for investment purpose only and not with a view to distribution, and with no present intention of distributing the Securities or selling the Securities for distribution. The Subscriber understands that the Securities are being sold to the Subscriber in a transaction which is exempt from the registration requirements of the Act. The Subscriber's acquisition of the Securities shall constitute a confirmation of the foregoing representation and warranty and understanding thereof.

(C) The Subscriber (or its Purchaser Representative, if any) has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of making this investment, and the Subscriber or its Purchaser Representatives (as described in Section 2(P) hereof) has received such information requested by the Subscriber concerning the business, management and financial affairs of the Company in order to evaluate the merits and risks of making this investment. Further, the Subscriber acknowledges that the Subscriber has had the opportunity to ask questions of, and receive answers from, the officers of the Company concerning the terms and conditions of this investment and to obtain information relating to the organization, operation and business of the Company and of the Company's contracts, agreements and obligations. No representation or warranty is made by the Company to induce the Subscriber to make this investment, and any representation or warranty not made herein or therein is specifically disclaimed.

(D) The Subscriber is making the foregoing representations and warranties with the intent that they may be relied upon by the Company in determining the suitability of the sale of the Securities to the Subscriber for purposes of U.S. federal and state securities laws.

(E) The Subscriber further acknowledges that the Subscriber has been advised that the Securities being purchased by the Subscriber hereunder have not been registered under the provisions of the Act and that the Company has represented to the Subscriber (assuming the veracity of the representations of the Subscriber made herein and in the purchaser questionnaire of even date) that the Securities have been offered and sold by the Company in reliance upon an exemption from registration provided in Section 3(b) of the Act and Regulation A promulgated thereunder.

(F) In entering into this Agreement and in purchasing the Securities, the Subscriber further acknowledges that:

(i) The Company may at any time place a stop transfer order on its transfer books against the Securities. Such stop order will be removed, and further transfer of the Securities will be permitted upon an effective registration of the respective Securities, or the receipt by the Company of an opinion of counsel reasonably satisfactory to the Company that such further transfer may be effected pursuant to an applicable exemption from registration.

(ii) The purchase of the Securities involves risks which the Subscriber has evaluated, and the Subscriber is able to bear the economic risk of the purchase of such securities and the loss of its entire investment.

(G) [INTENTIONALLY LEFT BLANK].

(H) The Subscriber has received a copy of the Offering Documents, has carefully reviewed it and has carefully evaluated and understands the risks of this investment, and understands and has relied only on the information provided to it in writing by the Company relating to this investment.

(I) The Subscriber understands and acknowledges that no other party has made any representations or warranties as to the accuracy or completeness of the information contained in the Offering Documents.

(J) [INTENTIONALLY LEFT BLANK].

(K) The Subscriber has reached the age of majority in the state in which the Subscriber resides, has adequate means of providing for the Subscriber's current needs and personal contingencies, is able to bear the substantial economic risks of an investment in the Securities for an indefinite period of time, and has no need for liquidity in such investment.

(L) The Subscriber's overall commitment to investments that are not readily marketable is not, and his acquisition of Securities will not cause such overall commitment to become, disproportionate to his net worth.

(M) The Subscriber understands that the Company shall have the right to accept or reject this subscription in whole or in part. Unless this subscription is accepted in whole or in part by the Company prior to the expiration of the Offering, this subscription shall be deemed rejected in whole.

(N) It never has been represented, guaranteed or warranted by any broker, the Company, any of the officers, directors, stockholders, partners, employees or agents of the Company, or any other persons, whether expressly or by implication, that:

> (i) the Company or the Subscriber will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or the Subscriber's investment in the Company; or
>
> (ii) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Securities or of the Company's activities.

(O) No representations have been made, and no information furnished to the Subscriber or the Subscriber's advisor(s) in connection with the Offering that were in any way inconsistent with the information stated in the Offering Documents.

(P) ____________ (insert name of Purchaser Representative: if none leave blank) has acted as the Subscriber's Purchaser Representative for purposes of the exemption under the Act. If the Subscriber has appointed a Purchaser Representative (which term is used herein with the same meaning as given in Rule 501(h) of Regulation D), the Subscriber has been advised by his Purchaser Representative as to the merits and risks of an investment in the Company in general and the suitability of an investment in the Securities for the Subscriber in particular.

Section 3. <u>Indemnification</u>

The Subscriber agrees to indemnify and hold harmless the Company, the officers, directors, employees, agents, counsel and affiliates of the Company, and each other person, if any, who controls the Company, within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, as amended, and each of their respective heirs, representatives, successors and assignees, against any and all losses, liabilities, claims, damages and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever arising out of or based upon any false representation or warranty or breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction or any sale or distribution by the Subscriber in violation of the Act or any state securities laws.

Section 4. Binding Effect of Subscription

The Subscriber hereby acknowledges and agrees, subject to any applicable state securities laws that the subscription and application hereunder are irrevocable, that the Subscriber is not entitled to cancel, terminate or revoke this Subscription Agreement and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the Subscriber and his heirs, executors, administrators, successors, legal representatives, and assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several, and the agreements, representations, warranties, and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, successors, legal representatives, and assigns.

Section 5. Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, each Subscriber as follows:

(A) The Company is duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite power and authority to own, lease, license, and use its properties and assets and to carry out the business in which it is engaged, except where the failure to have or be any of the foregoing may not be expected to have a material adverse effect on the Company's presently conducted business. The Company is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in every jurisdiction in which its ownership, leasing, licensing or use of property or assets or the conduct of its business make such qualification necessary, except where the failure to be so qualified may not be expected to have a material adverse effect upon the Company's business.

(B) The Company is currently authorized to issue 200,000,000 shares of Common Stock, par value $0.01 per share. As of March 1, 2007, there were 70,955,000 shares of Common Stock issued and outstanding.

(C) The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement, and to issue, sell and deliver the Securities. This Agreement has been duly authorized by the Company, and when executed and delivered by the Company, will constitute the legal, valid and binding obligation of the Company, enforceable as to the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance or transfer, moratorium or other laws or court decisions, now or hereinafter in effect, relating to or affecting the rights of creditors generally and as may be limited by general principles of equity and the discretion of the court having jurisdiction in an enforcement action (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(D) No consent, authorization, approval, order, license, certificate or permit of or from, or declaration or filing with, any federal, state, local or other governmental authority or any court or any other tribunal is required by the Company for the execution, delivery or performance by the Company of this Agreement or the execution, issuance, sale or delivery of the Securities, except for the filings which may be required under federal as well as state securities laws, which filing will be made by the Company in a timely manner.

(E) No consent of any party to any contract, agreement, instrument, lease, license, arrangement or understanding to which the Company is a party or to which any of its properties or assets are subject is required for the execution, delivery or performance by the Company of this Agreement, or the execution, issuance, sale or delivery of the Securities, unless the failure to obtain such consent will not have a material adverse effect on the Company and/or the Offering.

(F) The execution, delivery and performance of this Agreement will not violate, result in a breach of, conflict with (with or without the giving of notice or the passage of time or both) or entitle any party to terminate or call a default under any material contract, agreement, instrument, lease, license, arrangement or understanding or violate or result in a breach of any term of the Operating Agreement of, or conflict with any law, rule, regulation, order, judgment or decree binding upon, the Company or to which any of its operations, business, properties or assets are subject, except for violations which individually or in the aggregate will not have a material adverse effect upon the operations, business, properties or assets of the Company.

(G) The Securities, upon delivery to the Subscriber, will be validly issued, fully paid and non assessable and will not be issued in violation of any preemptive or other rights of members of the Company.

Section 6. <u>Waiver</u>

The Subscriber has made full and complete inquiry with respect to any matters of interest in connection with this investment and is fully satisfied in all respects with his investment decision, fully understanding and comprehending the significant risks associated, acknowledges that he has not relied on any specific information concerning the Company, and understands that the Company has not made any representations regarding the Company except as stated herein or the future performance of the Company.

Section 7. Miscellaneous

(A) No Waiver. Neither this Subscription Agreement nor any provisions hereof shall be waived, modified, discharged, or terminated except by an instrument in writing signed by the party against whom any such waiver, modification, discharge, or termination is sought.

(B) Notices. Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail box, stamped, registered or certified mail, return receipt requested, addressed if to the Subscriber, to such Subscriber's address or facsimile number as may be listed on the books of the Company, or, if to the Company, the Company's executive office at 34 15th Street, Brooklyn, New York 11215, Attention: Philipp Ghadri, or (b) delivered personally to such address.

(C) Execution. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

(D) Entire Agreement. This Subscription Agreement and the Securities contain the entire agreement of the parties with respect to the subject matter hereof and there are no representations, covenants or other agreements except as stated or referred to herein, and any representations or warranties not contained herein are disclaimed.

(E) Severability. Each provision of this Subscription Agreement is intended to be severable from every other provisions, and the invalidity or illegality of any portion hereof, shall not affect the validity or legality of the remainder hereof.

(F) Non-Assignability. This Subscription Agreement is not transferable or assignable by the Subscriber except as may be provided herein.

(G) Law Governing. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be wholly performed in such state.

(H) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Company, and the Subscriber, and their respective successors and permitted assigns.

(I) Commissions/Finder's Fees. The Company reserves the right to pay commissions and/or finder's fees in cash, securities of the Company, a combination thereof, or other combination to individuals and/or entities in connection with the sale of the Interests in this

Offering, in amounts the Company deems appropriate in the Company's sole and exclusive discretion.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

PRILABS, INC.

By______________________________________
Philipp Ghadri, President

F:\RUSHH USA\Prilabs\Reg A Subscription Agreement 3.12.07.Doc

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificates are to be made out in the space provided for below.

Subscription Amount: $____________

FOR INDIVIDUALS:

Dated: _______ __ , 200_

____
(Print Name)

Dated: ________ __, 200_

____
(Signature)

FOR CORPORATIONS:

Name of Company

____
Executive Officer of Company

Dated: ________ __, 200_

____
Signature of Authorized Trustee

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificates are to be made out in the space provided for below.

Subscription Amount: $___________________

FOR PARTNERSHIPS:

____

Name of Partnership

____

Name of Authorized Partner

Dated: _________ __, 200_

____

Signature of Authorized Partner

FOR TRUSTS:

____

Name of Trust

____

Name of Authorized Trustee

Dated: ________ __, 200_

____

Signature of Authorized
Trustee

Please countersign and return two copies of this Subscription Agreement to the Company. A countersigned copy of this Subscription Agreement will be returned to the Subscriber, together with the Shares. For the purpose of having the certificates prepared, please indicate the exact manner in which the certificate is to be made out in the space provided for below.

Subscription Amount: $ ____________

FOR QUALIFIED PENSION PLANS:

____
Name of Qualified Pension Plan

and

____
Name of Authorized Plan Fiduciary

Dated: ________ __, 200_

____
Signature of Authorized Plan Fiduciary

or

____
Name of Authorized Plan Beneficiary

or

Dated: ________ __, 200_

____
Signature of Authorized Plan Beneficiary

Exhibit 6(a)(1)

FINANCING AND SERVICES AGREEMENT

THIS FINANCING AND SERVICES AGREEMENT dated as of December 7, 2006 ("Effective Date"), by and among VNY Holding AG, ("VNY"), a Swiss corporation located at Forsterstrasse 70, 8044 Zurich, Switzerland, PriLabs Inc. ("PriLabs"), a Delaware corporation, located at 34 15th Street, Brooklyn, NY 11215 and Universal Brands Corp. ("UBC"), a New York corporation located at 150 East 55th Street, New York, NY 10022.

W I T N E S S E T H:

WHEREAS, UBC engages in the business of financing, trading and otherwise dealing in consumer goods, foods and beverages;

WHEREAS, VNY owns certain energy drink beverage formulas which it has licensed to its subsidiary, PriLabs, a producer and distributor of energy drinks in the U.S. market;

WHEREAS, PriLabs has entered into a Product Manufacturing and Distribution Agreement with Salado Sales, Inc. ("Salado"), a wholly-owned subsidiary of McLane Corporation ("McLane"), pursuant to which PriLabs has agreed to produce, package, and sell the beverages described on Schedule A attached hereto (the "Products");

WHEREAS, Prilabs has requested UBC to finance the production of the Products on an exclusive basis, and UBC is willing, on the terms and subject to the conditions hereinafter set forth, to finance the production of Products as well as to provide certain distribution and warehousing services for Products in the U.S.;

WHEREAS, UBC has agreed to provide financing not to exceed $5,000,000, pursuant to the terms of a Promissory Note dated as of even date herewith in the form of Exhibit 1 attached hereto (the "Note");

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter provided, the parties hereto hereby agree as follows:

1. Purchase Orders; Supplier Financing. Subject to the terms and conditions set forth below, UBC agrees to finance the production of Products for all purchase orders (each, a "Purchase Order") from (i) Salado (or its affiliates) and (ii) other reputable U.S. customers acceptable to UBC, in its sole and absolute discretion, as follows:

(a) From time to time PriLabs shall send to UBC, by facsimile, a request to finance the Purchase Order attached to the request ("Purchase Order Funding Request").

(i) Within five (5) business days of UBC's confirmed receipt of a Salado Purchase Order Funding Request, UBC shall wire transfer funds to each supplier listed in Schedule B ("Supplier(s)") in accordance with a pro forma invoice ("Invoice") issued by each such Supplier, naming PriLabs and UBC as purchasers, with reference to the corresponding Purchase Order and detailed payment instructions. UBC shall not be obligated to transfer any funds without receipt of a proper Invoice. UBC shall confirm receipt of Salado Purchase Orders promptly upon receipt, and in any event Prilabs shall have the right to confirm receipt of a Salado Purchase Order by telephone on the date submitted.

(ii) In the case of a Purchase Order from a customer other than Salado, UBC shall give PriLabs notice of acceptance or rejection of the Purchase Order Funding Request within five (5) business days of receipt. In the event PriLabs has not received a notice of acceptance or rejection within five (5) business days, PriLabs shall confirm that UBC received the initial request, such confirmation not having otherwise been obtained previously (the "Confirmation Inquiry"). UBC shall then have three (3) business days from the Confirmation Inquiry date to accept or reject the Purchase Order Funding Request. In no event shall UBC have less than five (5) or more than eight (8) business days to approve or reject a request. In the event UBC does not give PriLabs a notice of acceptance or rejection within such three-day period, such Purchase Order Funding Request shall be deemed accepted. Within five (5) business days of UBC's acceptance, or deemed acceptance as the case may be, of the Purchase Order Funding Request from a customer other than Salado, UBC shall wire transfer funds to each Supplier in accordance with an Invoice issued by each such Supplier, naming PriLabs and UBC as purchasers, with reference to the corresponding Purchase Order and detailed payment instructions. UBC shall not be obligated to transfer any funds without receipt of a proper Invoice. UBC shall not unreasonably reject purchase orders from non-Salado customers that have excellent credit ratings and/or substantial assets (as determined by UBC in its sole discretion), including regional or national retail chain stores. From time to time PriLabs shall have the right to submit customer names for pre-approval by UBC. Pre-approved customers shall be added to Schedule 1(a)(ii) hereto, and Purchase Order Funding Requests on account of such customers shall be entitled to funding in accordance with Section 1(a)(i) hereof.

(b) UBC shall arrange for transportation of the finished Products from the Starzinger filling plant in Frankenmarkt, Austria, to either (i) a McLane distribution center in Colorado or Indiana, (ii) UBC's New Jersey warehouse, or (iii) any other U.S. distribution center specified in the Purchase Order. Shipments from UBC's warehouse to a McLane distribution center will be completed, in full truckloads, within five (5) business days of UBC's receipt of notice of shipment.

(c) UBC shall keep and maintain all Products insured against loss or damage from such risks as are customarily insured against by similar businesses for the full insurable value thereof, with such companies and by policies in such form and on such terms as shall be satisfactory to UBC and PriLabs. In the event that an insurance carrier denies coverage of a claim due to negligence attributable solely to an act or failure to act of UBC, UBC shall indemnify and hold PriLabs harmless to the extent of any such loss. In the event there is no finding of negligence on the part of UBC, PriLabs and UBC shall share the loss equally. PriLabs hereby appoints UBC as its attorney-in-fact to make, adjust, collect and/or settle any claim under any insurance policy insuring such Products.

(d) UBC shall submit invoices to PriLabs' customers on account of Purchase Orders that are the subject of approved Purchase Order Funding Requests, using PriLabs' letterhead. All such customer invoices shall be subject to PriLabs' prior approval.

(e) UBC shall finance total outstanding production costs (including transportation, insurance, warehousing, etc.) for approved Purchase Orders of up to $5,000,000 in the aggregate. UBC acknowledges that, in the case of Salado Purchase Orders, Prilabs is required to stock finished Products for up to ninety (90) days to accommodate multiple orders and shipping dates.

(f) This Agreement shall commence on the Effective Date for a term of five (5) years and renew automatically for an additional five-year term unless a written notice of non-renewal is sent by UBC to PriLabs at least ninety (90) days prior to expiration, provided the Agreement is not earlier terminated by reason of an Event of Default pursuant to Section 7 herein.

2. Funding and Payment. (a) PriLabs shall establish a special, dedicated account at a bank designated by UBC to be used solely for transactions in connection with this Agreement (the "Operating Account"). The sole signatories on the Operating Account shall be Joseph Ozer ("Ozer") and Chris Selestrin ("Selestrin"), acting singly, provided that if Ozer or Selestrin leave the employ of UBC during the term of this Agreement, UBC shall name a substitute signatory upon written notice to PriLabs. PriLabs hereby covenants, for so long as this agreement remains in effect, that it shall not change the signatories on the Operating Account or add new signatories, without the prior written consent of UBC. The foregoing covenant is a material term of this Agreement.

(b) All Purchase Order financing under section 1 above shall be made by the deposit of the of the funds that are the subject of the approved Purchase Order Funding Request into the Operating Account, and the immediate wire transfer of such funds in accordance with the subject Invoice.

(c) UBC's financing obligations hereunder are subject to confirmation by UBC that PriLabs has provided Salado, and each other customer whose Purchase Order is approved by UBC, with irrevocable and unconditional instructions to remit all payments for Products to the Operating Account. In the event PriLabs receives direct payment with respect to any Purchase Order, such sum shall be received in trust and be immediately deposited by PriLabs in the Operating Account. UBC shall not contact PriLabs' customers with respect to collection matters, provided that, in the event a payment from a PriLabs customer is more than thirty (30) days past due, UBC shall have the right to direct the customer to remit payment directly to a UBC account, subject in all other respects to the terms and conditions of this Agreement. UBC's foregoing right to contact a PriLabs customer for overdue payment shall terminate immediately upon payment by PriLabs of the overdue invoice.

(d) All payments made by any customer with respect to any Purchase Order shall be deposited in the Operating Account and applied in the following order of priority:

(i) first, to pay for all costs and expenses related to the sale of the Products, including taxes, duties, freight, warehouse storage, handling, insurance and other applicable charges and expenses;

(ii) second, to pay all interest due to UBC on the outstanding principal amount of the Note related to the corresponding Purchase Order;

(iii) third, to repay UBC the outstanding principal amount of the Note related to the corresponding Purchase Order;

(iv) fourth, to pay UBC its Service Fees in accordance with Section 2(d) herein; and

(v) fifth, the remaining balance ("Net Balance") for deposit in a PriLabs designated bank account, by wire transfer within three (3) business days of the receipt of funds, accompanied by a facsimile or e-mail confirmation that the wire has been executed. UBC shall pay PriLabs interest at an annual rate (the "Applicable Interest Rate") equal to the greater of (A) 20% or (B) the average prime rate of interest published in *The Wall Street Journal* from time to time plus 12%, on any Net Balance not deposited in PriLabs' account by the date due through the date such sum is actually deposited, provided that if there is a good faith dispute related to payment of any portion of the Net Balance, UBC shall pay the undisputed portion of the Net Balance on a timely basis and notify PriLabs in writing of UBC's basis for withholding payment of the disputed amount. Upon receipt of UBC's dispute notice, UBC and PriLabs shall work together in good faith to resolve such dispute in a prompt and mutually acceptable manner. If the dispute is not resolved within thirty (30) days after PriLabs' receipt of UBC's dispute notice, the parties shall resolve the issue pursuant to arbitration. UBC shall pay any disputed amounts within three (3) days after all questions with respect to such disputed amounts have been resolved.

Notwithstanding the foregoing, UBC may offset from any Net Balance due to PriLabs and hold back in the Operating Account an amount equal to any overdue account receivable, until such account is paid.

(e) If the total payments made to UBC with respect to a particular Purchase Order do not equal all amounts required to be paid to UBC with respect to such Purchase Order (including all costs, expenses and Service Fees), PriLabs shall be liable for the amount of the deficiency (the "Deficiency") and shall remit to UBC promptly upon demand the amount of any such Deficiency. If any Products are rejected by Salado (or any other PriLabs customer) as unsaleable, for any reason whatsoever, PriLabs shall assume the loss. Any costs and expenses incurred by UBC in connection with such nonconforming delivery shall likewise be treated as a Deficiency.

(f) For all amounts advanced by UBC to Suppliers for each Purchase Order hereunder, PriLabs shall pay UBC interest at the Applicable Interest Rate on the average daily loan balance beginning from the date of the wire to each Supplier up to the date of the repayment of the loan principal. In addition, PriLabs shall pay UBC a service fee of 3% of gross sales revenue for each such Purchase Order ("Service Fees"). UBC shall credit PriLabs with daily interest at the Applicable Interest Rate on any amount it fails to wire transfer to a Supplier when due under section 1(a)(i) or (ii) hereunder, until the date of the transfer, except in the case of an Event of Default and provided that, in any event, no interest shall be credited after ninety (90) days from the date the transfer was due to be made to the Supplier.

(g) PriLabs shall pay UBC at UBC's direct cost for handling and storage of all Products warehoused by UBC, provided that UBC shall warehouse up to two 40'containers of Products at any time without charge to PriLabs.

3. Custody of Products and Security Interest. At all times during which UBC has possession of or control over the Products until such Products are delivered to the customer, UBC (i) hold such Products as the bailee and agent of PriLabs, (ii) segregate such Products from any other goods owned by UBC or any other person, (iii) clearly and conspicuously mark or otherwise identify such Products as owned by PriLabs, (iv) issue warehouse receipts, in a form satisfactory to PriLabs, showing PriLabs's ownership of the Products and (v) exercise prudent care in holding such Products. Any other provision hereof to the contrary notwithstanding, PriLabs hereby grants to UBC a first priority security interest in and lien on, (i) all Products warehoused by UBC, to the extent of PriLabs's right, title and interest therein, and in any proceeds or products thereof, accessions thereto or substitutions therefor and (ii) the Purchase Order, accounts receivable, and any proceeds or products thereof, accessions thereto or substitutions therefor. PriLabs shall execute, deliver, file and/or record, at its own cost and expense, any financing statements or other documents reasonably requested by UBC to evidence such security interest and lien or confirm PriLabs's ownership of the Products, Purchase Orders and accounts receivable. At any time from time to time during the term of this Agreement, PriLabs and or its Customers shall have the right to inspect, on twenty-four hours notice, the warehouse(s) used or maintained by UBC for storage of the Products in accordance with this Agreement to insure compliance with this agreement and that the Products are being properly stored.

4. Additional Collateral. (a) In order to provide further security for the payment and performance of all of its obligations to UBC under this Agreement and the Note ("Secured Obligations"), PriLabs (a) hereby pledges, assigns and grants to UBC a continuing security interest in and lien on all of PriLabs's properties, assets and rights of every kind, nature and description, whether now or hereafter owned by PriLabs (collectively, the "Collateral"), and all

proceeds and products of the Collateral, whether acquired prior to or after the date hereof, and all proceeds of any insurance payable to PriLabs relating to any of the foregoing. Such security interest and lien shall be subject to no prior security interests, liens, claims, judgments or encumbrances of any kind. PriLabs shall deliver UCC-1 financing statements in form and substance satisfactory to UBC and with UBC=s security interest duly noted thereon with respect to the Collateral for filing at the appropriate offices. PriLabs has entered into a Security Agreement dated as of even date herewith in the form of Exhibit 2 attached hereto and from time to time, at its sole expense, will promptly execute and deliver all further instruments and documents, and take all further action as may be necessary or desirable or that UBC may request, with respect to such Collateral.

(b) Upon any material breach by PriLabs hereunder, or the dissolution or bankruptcy of PriLabs, UBC shall have with respect to the Collateral all of the rights and remedies allowed by law and the rights and remedies of a secured party under the Uniform Commercial Code as enacted in any jurisdiction in which any of the Collateral may be located.

(c) Fouad Kallamni and Phillip Ghadri (each a "Principal" and together the "Principals") hereby jointly and severally guaranties to UBC the payment in full of the Secured Obligations (the "Guaranty"). The Guaranty is a guaranty of payment, not of collection. The Principals' obligations under the Guaranty shall not be discharged or in any way affected by the extension or other modification of any of the Secured Obligations, or by any other act or omission which would otherwise discharge the security interest at law or in equity. Notwithstanding the foregoing, the UBC's rights against the Principals under the Guaranty shall be limited to $200,000 each.

(d) VNY hereby grants to UBC a security interest in 1,750,000 shares of PriLabs stock, representing 25% of the total issued and outstanding capital stock of PriLabs as of the November 16, 2006 and evidenced by the certificate(s) listed in Schedule C attached hereto (the "Pledged Shares"), to secure the obligations of PriLabs to UBC under this Agreement. The Pledged Shares shall be held in escrow by the law firm of Moritt Hock Hamroff & Horowitz LLP ("Escrow Agent") pursuant to an escrow agreement of even date herewith ("Escrow Agreement"). Upon an Event of Default by PriLabs which remains uncured for a period of ten (10) business days after notice thereof, UBC shall be entitled to all rights afforded under the UCC to a secured creditor upon default by its debtor, including foreclosure on the Pledged Shares in accordance with the terms of the Escrow Agreement, it being understood that (i) the value of the Pledged Shares shall reduce PriLabs' obligations to UBC by like amount and (ii) UBC shall be entitled to retain the Pledged Shares without accounting to VNY for any surplus of the value of the Pledged Shares. Until the date on which the shares of Prilabs' stock are first Publicly Traded (as defined in Section 5(i) below), VNY shall, from time to time if, as and when necessary, deposit in escrow with Escrow Agent additional shares of PriLabs' stock to maintain e number of Pledged Shares at a minimum of 25% of PriLabs' issued stock, and shall notify BC in writing of each such deposit. From and after the date on which the shares of PriLabs' ɔck are first Publicly Traded, the maximum number of shares which shall be pledged to UBC shall be the lesser of (x) the whole number of Pledged Shares or (y) a number of shares equal in value, based on the closing bid price of Prilabs' shares at the close of trading on the day prior to UBC's demand for such shares, to three times total outstanding balance of PriLabs' obligations to UBC.

5. Certain Other Agreements. (a) Selestrin (or other UBC designee) shall keep complete books and records for all transactions contemplated by this Agreement and shall provide PriLabs an accounting of each transaction upon its completion, in form and substance mutually acceptable to the parties. All books and records related to this Agreement shall be subject to examination by PriLabs upon two (2) days' notice. Ray Montes (or other UBC designee) shall act as sales and marketing manager under this Agreement.

(c) PriLabs is responsible for managing the production of the Products in Austria, provided that UBC shall have the right to communicate directly with Suppliers from time to time to ascertain and facilitate their compliance with orders. PriLabs shall instruct Suppliers to pack all finished Products on pallets in 20' or 40' containers.

(d) PriLabs shall keep and maintain all Products insured for products liability risks as are customarily insured against by similar businesses with such companies and by policies in such form and on such terms as shall be satisfactory to UBC. Such standard policies shall name PriLabs as a "named insured" and "loss payee", and shall provide that UBC shall be given at least thirty (30) days' prior written notice of any amendment, modification or cancellation thereof.

(e) PriLabs shall notify UBC as soon as practical regarding any confirmed defects or other material problems concerning the Products, as well as any changes to PriLabs' agreement with Salado and other material contracts with customers and Suppliers.

(f) PriLabs and VNY each hereby grants UBC a right of first refusal to finance any other sales of Products (or other energy drink products) in the U.S. by PriLabs, VNY or any of their Affiliates (defined below) during a five-year period from the date hereof. "Affiliate" means any other person controlling, controlled by or under common control with PriLabs, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, by contract or otherwise. If UBC or its Affiliates enter the energy drink business, UBC hereby grants PriLabs a right of first refusal to produce energy drink products for the U.S. market, during a five-year period from the date hereof.

(g) If Salado purchases PriLabs' line of Products during the term of this Agreement (including any renewals), UBC shall be entitled to 10% of the total consideration paid by Salado to PriLabs, whether in cash or otherwise, at the time PriLabs receives such consideration.

(h) To further induce UBC to enter into this Agreement, PriLabs hereby grants UBC 175,000 shares of common stock of PriLabs ("UBC Shares") equal to 2.5% of the issued and outstanding shares of Common Stock Equivalents (the "UBC Percentage"). The term "Common Stock Equivalents" means, as of any time, the sum of (i) the number of shares of common stock of PriLabs ("Common Stock") then outstanding plus (ii) the number of shares of Common Stock issuable pursuant to then outstanding options, warrants or other rights to purchase or acquire Common Stock (whether or not at the time exercisable) plus (iii) the number of shares of Common Stock issuable pursuant to then outstanding securities by their terms convertible into or exchangeable for Common Stock (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable). PriLabs hereby agrees that if it shall at any time or from time to time after the date of this Agreement issue any Common Stock Equivalents ("Issuance"), up to and including the date on which the shares of PriLabs' stock are first Publicly Traded, it shall issue to UBC the number of shares of Common Stock that would result in UBC beneficially owning the UBC Percentage immediately following any such Issuance. PriLabs shall deliver to UBC a stock certificate for the initial 175,000 shares of Common Stock within seven (7) days of the date hereof, and shall deliver certificates representing any additional issuance of Common Stock required by this Section 5(h) within thirty (30) days of the date of the issuance event.

UBC shall have "piggyback rights" in connection with any registration undertaken by PriLabs and PriLabs shall pay for all such registration costs and expenses; provided, however, that the UBC Shares shall be subject to the same restrictions, if any, imposed upon the shares of PriLabs''s principal shareholders, including lock-up agreements, on a *pro rata* basis.

(i) Change of Control. Prilabs and VNY shall promptly notify UBC, in writing, in the event of (each such event is referred to as a "Change of Control Event") (1) a sale or distribution of all or substantially all of the assets of PriLabs or VNY or (2) a sale or distribution of sufficient stock (other than Publicly Traded stock, as defined below) as a result of which the Principals, jointly, control less than 50%, directly or indirectly through VNY, of the total issued and outstanding stock of PriLabs. Upon receipt of notice of the occurrence of a Change of Control Event, UBC may elect to (i) demand the repayment of all amounts owed hereunder to UBC within sixty (60) days, including the orderly collection of accounts receivable, and/or (ii) discontinue financing any new Purchase Orders. Stock is "Publicly Traded" if stock of that class is (i) listed or admitted to unlisted trading privileges on a national securities exchange, the NASDAQ National Market or the NASDAQ Smallcap Market, the Over the Counter Bulletin Board, the Hong Kong Exchange, the Hong Kong GEM, the London Stock Exchange, the London Stock Exchange Alternative Investors Market (AIM) or any other recognized foreign stock exchange or (ii) if sales or bid and offer quotations are reported for that class of stock in the automated quotation system operated by the National Association of Securities Dealers, Inc.

6. (a) Representations and Warranties of PriLabs. PriLabs represents and warrants to UBC as follows:

(i) PriLabs is a corporation duly organized and validly existing in good standing under the laws of Delaware and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such business is now being conducted. PriLabs is duly qualified, licensed or authorized to transact business as a foreign corporation in any jurisdiction where such qualification, license or authorization is required under applicable law in light of the location or character of PriLabs' properties and operation of its business, except where the failure to so qualify would not have a material adverse effect on its business.

(ii) PriLabs has full corporate power and authority to execute and deliver this Agreement, the Note, the Security Agreement and all related agreements and instruments (this Agreement, Note, Security Agreement and all such other agreements and instruments collectively referred to as the "UBC Documents") and to assume and perform its obligations hereunder and thereunder. The execution and delivery of the UBC Documents by PriLabs and the performance of its obligations hereunder and thereunder have been duly authorized by all required corporate action on the part of PriLabs. The UBC Documents have been duly executed and delivered by PriLabs and are legally valid and binding obligations of PriLabs, and to the best of its knowledge enforceable against PriLabs in accordance with their terms. The execution and delivery of the UBC Documents by PriLabs does not, and the performance of their obligations hereunder and thereunder will not, violate any provision of PriLabs' charter or bylaws or any law, rule, regulation or order applicable to any of them. The execution, delivery and performance of the UBC Documents will not violate any agreement or instrument of which PriLabs is a party.

(iii) PriLabs is not in default under any material contract to which it is a party.

(iv) At the time of UBC's financing of any Products pursuant to Section 1 hereof, such Products shall not be subject to any security interest or other lien, claim, charge or encumbrance of any other person.

(v) No consent, order or approval of, or filing with, any court, tribunal, governmental body or agency, or other person or entity, is required in connection with PriLabs' execution, delivery or performance of the UBC Documents.

(vi) There are no judgments outstanding against PriLabs and there are no actions or proceedings before any court or administrative agency pending or, to the knowledge of PriLabs threatened against PriLabs.

(vii) PriLabs has no indebtedness outstanding to any party except current accounts payable arising in the ordinary course of its business.

(b) Representations and Warranties of VNY. VNY represents and warrants to UBC as follows:

(i) VNY is a corporation duly organized and validly existing in good standing under the laws of Switzerland and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such business is now being conducted.

(ii) VNY has full corporate power and authority to execute and deliver this Agreement and to assume and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by VNY and the performance of its obligations hereunder and thereunder have been duly authorized by all required corporate action on the part of VNY. This Agreement has been duly executed and delivered by VNY and is a legally valid and binding obligation of VNY, and to the best of its knowledge enforceable against VNY in accordance with its terms. The execution and delivery of this Agreement by VNY does not, and the performance of its obligations hereunder and thereunder will not, violate any provision of VNY's charter or bylaws or any law, rule, regulation or order applicable to any of them. The execution, delivery and performance of this Agreement will not violate any agreement or instrument of which VNY is a party.

7. Events of Defaults and Remedies. If any of the following events (each such event, an "Event of Default") shall occur and be continuing:

(i) Salado shall fail to pay for any Products within thirty (30) days of the payment due date required by the Product Manufacturing and Distribution Agreement between Salado and PriLabs or, if later, by the Purchase Order due date,or any customer other than Salado shall fail to pay for any Products within thirty (30) days of the Purchase Order due date;

(ii) PriLabs shall default in the performance or observance of any covenant or agreement contained in this Agreement or any other UBC Document and such default continues for a period of five (5) days after notice of default;

(iii) Any representation or warranty made by or on behalf of PriLabs in this Agreement, any other UBC Document or in any other certificate, agreement, instrument or document delivered to UBC by or on behalf of PriLabs at any time proves to have been incorrect when made in any material respect; or

(iv) PriLabs shall become insolvent, make an assignment for the benefit of creditors, file a petition in bankruptcy, be adjudicated insolvent or bankrupt, admit in writing its respective inability to pay its debts as they mature, petition or apply for, consent to, or acquiesce in the appointment of, a trustee or receiver for any of them or for a substantial part of its respective property; or any other bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding shall be instituted by or against PriLabs, and if instituted, shall be consented to or acquiesced in or shall not be dismissed or, if contested, stayed within a period of thirty (30) days; or any judgment, writ of attachment or execution or any similar process shall be issued or levied against a substantial part of the property of PriLabs, and shall not be released, stayed, bonded or vacated within a period of thirty (30) days after its issue or levy;

then all amounts owed hereunder to UBC shall immediately become due and payable and if not paid within ten (10) days, UBC may (i) terminate its obligations hereunder, (ii) take any action available to a secured party under the Uniform Commercial Code, or (iii) pursue any available legal or equitable remedy.

8. Provision of Information. PriLabs shall provide UBC with the information set forth in Exhibit 3 attached hereto and any other reasonable information it may request, including (but not limited to) trade, legal, accounting and banking references, financial statements and state, federal and other tax returns.

9. Indemnification. PriLabs hereby indemnifies UBC, and holds UBC harmless and agrees to defend UBC against, all actions, claims, losses, fees, expenses and liabilities growing out of or resulting from this Agreement (including but not limited to claims relating to product warranties, contractual and implied liabilities), except any claims, losses or liabilities resulting from UBC's negligence or willful misconduct, or as otherwise expressly provided herein. PriLabs hall have the right to defend and to direct the defense against any such claims, in its name or in the name of UBC, as the case may be, with counsel selected by PriLabs.

10. Termination. Any obligation of UBC to finance orders of Products hereunder shall terminate upon the occurrence of any Event of Default.

11. Limitation of Authority. Except as expressly provided herein, no provision hereof shall be deemed to create any partnership, joint venture or joint enterprise or association between the parties hereto, or to authorize or to empower either party hereto to act on behalf of, obligate or bind the other party hereto.

12. Notices. Except as otherwise expressly provided herein, any notice or demand required or permitted to be given or made hereunder shall be deemed to have been duly given or made for all purposes if (a) in writing and sent by (i) messenger or an overnight courier service against receipt, or (ii) certified or registered mail, postage prepaid, return receipt requested, or (b) sent by telegram, telecopy, telex or similar electronic means; provided, that a written copy thereof is sent on the same day by postage-paid first-class mail to the party's address first above written, or by facsimile, as any party may at any time, or from time to time, direct by notice given to the other parties in accordance with this Section. The date of giving or making of any such notice or demand shall be, in the case of clause (a)(i), the date of the receipt; in the case of clause (a)(ii), five (5) business days after such notice or demand is sent; and, in the case of clause (b), the business day next following the day that notice or demand is sent.

13. Amendment. Except as otherwise provided herein, no amendment of this Agreement shall be valid or effective, unless in writing and signed by or on behalf of the parties hereto.

14. Waiver. No course of dealing or omission or delay on the part of either party hereto in asserting or exercising any right hereunder shall constitute or operate as a waiver of any such right. No waiver of any provision hereof shall be effective, unless in writing and signed by or on behalf of the party to be charged therewith. No waiver shall be deemed a continuing waiver or waiver in respect of any other or subsequent breach or default, unless expressly so stated in writing.

15. Governing Law; Jurisdiction. This Agreement and all amendments thereof shall be governed by and construed in accordance with the law of the State of New York applicable to contracts made and to be performed therein, and the parties hereto agree to submit to the jurisdiction of the Federal or State Courts of New York City, New York which shall have exclusive jurisdiction with respect to any claim or dispute arising under and in connection with this Agreement. The parties expressly waive trial by jury.

16. Severability. The provisions hereof are severable and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable in any respect by a court of competent jurisdiction, the remaining provisions hereof shall not be affected, but shall, subject to the discretion of such court, remain in full force and effect, and any invalid or unenforceable provision shall be deemed, without further action on the part of the parties hereto, amended and limited to the extent necessary to render such provision, as so amended and limited, valid and enforceable.

17. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which together shall constitute one and the same agreement.

18. Further Assurances. Each party hereto shall promptly execute, deliver, file or record such agreements, instruments, certificates and other documents and perform such other and further acts as the other party hereto may reasonably request or as may otherwise be necessary or proper to consummate and perfect the transactions contemplated hereby.

19. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended, and shall not be deemed, to create or confer any right or interest for the benefit of any person not a party hereto.

20. Assignment. This Agreement, and each right, interest and obligation hereunder, may not be assigned by PriLabs without the prior written consent of UBC. Any purported

assignment by PriLabs without such consent shall be void and without effect. UBC may, without notice to PriLabs transfer or assign this Agreement or any interest herein to any affiliate of UBC.

21. Captions. The captions of the Sections of this Agreement are for convenience of reference only and do not in any way define or interpret the intent of the parties or modify or otherwise affect any of the provisions hereof.

22. No Presumptions. Each party hereto acknowledges that it has participated, with the advice of counsel, in the preparation of this Agreement. Neither party hereto is entitled to any presumption with respect to the interpretation of any provision hereof or the resolution of any alleged ambiguity herein based on any claim that the other party hereto drafted or controlled the drafting of this Agreement

23. Entire Agreement. This agreement embodies the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, commitment or arrangement relating thereto.

IN WITNESS WHEREOF, the parties hereto have, by their respective duly authorized officers, duly executed and delivered this Agreement as of the date first written above.

UNVERSAL BRANDS CORP.

By: (Signature)____________________

(Print Name) JOSEPH OZER
Authorized Representative

PRILABS INC.

By: (Signature)____________________

(Print Name) GHADRI
Authorized Representative

VNY HOLDING AG

By: (Signature)____________________

(Print Name) GHADRI

WITH RESPECT TO THE PERSONAL GUARANTIES SET FORTH IN SECTION 4(c) ABOVE:

Witness:

____

Name:____________________

Witness:

____

Name:____________________

____
Fouad Kallamni

____
Phillip Ghadri

SCHEDULE A

1.Re5 Energy Drink
2.Encore Energy Drink
3. Rio Energy Drink
4. 24/7 Energy Drink

In addition to the foregoing, such other energy drink beverages as are ordered by Salado, or such other customers as are approved by UBC pursuant to Section 1(a)(ii).

SCHEDULE B

SUPPLIERS

Rexam Beverage Can Enzesfeld GmbH
Esarom Essenzenfabrik
Starzinger GmbH & CoKG
Spex Express Interfracht GmbH
Moosburger

SCHEDULE C

Pledged Stock Certificates

Certificate No. 1	1,750,000 shares

EXHIBIT 1

PROMISSORY NOTE

Up To US$5,000,000

New York, New York
Dated as of December 7, 2006

This Note is issued pursuant to a Financing and Services Agreement dated as of December 7, 2006 (the "Agreement"), by and among VNY Trading AG, a Swiss corporation located at Forsterstrasse 70, 8044 Zurich, Switzerland, PriLabs, Inc., a Delaware corporation, located at 34 15th Street, Brooklyn, NY 11215 and Universal Brands Corp., a New York corporation located at 150 East 55th Street, New York, NY 10022, and is subject to the terms and conditions thereof. Any capitalized terms not otherwise defined herein shall have the meanings used in the Agreement.

B. GENERAL; TERMS OF PAYMENT

1. FOR VALUE RECEIVED, the undersigned, PRILABS, INC. (the "Borrower"), hereby promises to pay to the order of UNIVERSAL BRANDS CORP., its successors, assigns and subsequent holders of this Note (collectively, the "Lender"), for each specific loan transaction made hereunder, the principal sum of Five Million Dollars and No/100 Dollars (US$5,000,000.00), or so much thereof as may be advanced and outstanding, payable together with the Applicable Interest Rate, on such repayment dates as are determined by and in accordance with the terms of the Agreement.

2. Interest. From and after the date of each advance of principal and through and including the applicable repayment date, interest shall accrue on the unpaid principal amount outstanding under this Note, and shall be payable by the Borrower at an annual rate equal to the greater of (A) 20% or (B) the Prime Rate of interest published in *The Wall Street Journal* from time to time plus 12% ("Applicable Interest Rate").

3. Optional Prepayment. The Borrower shall have the right to prepay this Note in whole at any time or in part from time to time without penalty or premium.

4. Security Agreement; Other Agreements. This Promissory Note shall be secured by and have the benefit of the Security Agreement of even date herewith (the "Security Agreement") between Borrower and Lender. The Security Agreement and this Note shall, together with the various other mortgages, assignments, instruments and other documents, if any, creating or evidencing the Lender=s interest in any collateral securing or intended to secure anyone=s obligations under any of the foregoing, be referred to as the "Loan Instruments".

5. Manner of Payment. All payments by the Borrower on account of principal, interest or fees hereunder shall be made in lawful money of the United States of America in immediately available funds.

6. Payment. (a) All payments of principal, interest, fees and other amounts due Lender pursuant to this Note and the other Loan Instruments shall be made in immediately available funds by 5:00 P.M. (New York City time) on the date payment is due to Lender at its offices at the address set forth above, or as otherwise instructed by Lender. All advances and payments made pursuant to this Note and the other Loan Instruments may be recorded by Lender on its books and records, and such records shall be conclusive evidence as to the existence and amounts thereof absent manifest error.

(b) Should any payment become due and payable on other than a business day, the maturity thereof shall be extended to the next succeeding business day, and , in the case of any payment of principal, interest shall be payable thereon at the rate per annum specified in this Note during such extension.

(c) Any payment received by Lender hereunder shall be applied in the following order of priority: (a) first, to the payment or reimbursement of any fees, costs or expenses incurred by Lender in connection with the enforcement of Lender=s rights hereunder, after an Event of Default, (b) second, to the payment of interest, if any, accrued on the then outstanding unpaid principal amount hereunder, and (c) third, to the reduction of any portion of the principal amount then outstanding hereunder.

7. No Usury. This Note is subject to the express condition that at no time shall the Borrower be obligated or required to pay interest on the principal balance due hereunder at a rate which could subject Lender to either civil or criminal liability as a result of being in excess of the maximum interest rate which the Borrower is permitted by applicable law to contract or agree to pay. If by the terms of this Note, the Borrower is at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of such maximum rate, the interest rate that would be applicable hereunder but for the provisions of this Section A.7 shall be deemed to be immediately reduced to such maximum rate and any payments in excess of the maximum rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. Notwithstanding the foregoing, the Borrower will not be obligated to pay interest in excess of twenty-five percent (25%) per annum.

8. Lost or Damaged Note. In the event of the loss, theft or destruction of this Note, the Borrower shall execute and deliver an identical new Note to Lender in substitution therefor upon the Borrower=s receipt of (i) notice from Lender confirming such event an (ii) an indemnity agreement from (and in such form and substance as may be acceptable to Borrower) Lender if requested by the Borrower. In the event of mutilation of or other damage to this Note, the Borrower shall execute and deliver an identical new Note to Lender in substitution therefore, following which Lender will return the mutilated or damaged Note to the Borrower.

C. EVENTS OF DEFAULT: REMEDIES

If any of the following events (each such event, an "Event of Default") shall occur and be continuing:

1. The Borrower shall fail to make any payment of principal or interest on this Note or any other amount when due (or, if applicable, when demanded by Lender) hereunder; and the continuance of such failure for a period of five (5) days.

2. The Borrower shall default in the performance or observance of any covenant or agreement contained in this Note;

3. An event of default or default shall occur and be continuing under any other agreement, document or instrument executed and delivered to Lender by the Borrower in connection with this Note;

4. Any representation or warranty made by or on behalf of the Borrower in this Note or in any other certificate, agreement, instrument or document delivered to Lender by or on behalf of the Borrower shall at any time prove to have been incorrect when made in any material respect;

5. The Borrower shall become insolvent, make an assignment for the benefit of creditors, file a petition in bankruptcy, be adjudicated insolvent or bankrupt, admit in writing its respective inability to pay its debts as they mature, petition or apply for, consent to, or acquiesce in the appointment of, a trustee or receiver its or for a substantial part of its respective property; or any other bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding shall be instituted by or against the Borrower, and if instituted, shall be consented to or acquiesced in or shall not be dismissed or, if contested, stayed within a period of thirty (30) days; or any judgment, writ of attachment or execution or any similar process shall be issued or levied against a substantial part of the property of the Borrower, and shall not be released, stayed, bonded or vacated within a period of thirty (30) days after its issue or levy;

then, (i) all outstanding principal due under this Note shall become immediately due and payable and said amount due Lender shall bear interest until full payment is made at the Applicable Interest Rate, and (ii) Lender shall be entitled to recover all costs of collection of this Note, including reasonable attorney's fees and court costs.

D. MISCELLANEOUS

1. <u>Covenants</u>. So long as any obligation under this Note shall remain unpaid, the Borrower agrees to (a) notify Lender in writing within two (2) business days after the occurrence thereof of

any Event of Default (or any event or circumstance that, with the giving of notice or the passage of time or both, would constitute an Event of Default (a "Default")), describing in sufficient detail the nature thereof and what steps the Borrower is taking or will take to cure such Event of Default or Default, and (b) at any reasonable time and from time to time, permit Lender or any of its agents or representatives to examine and make copies of and abstracts from their records and books of account, visit their properties and discuss their affairs, finances and accounts with any of their officers, directors or independent accountants.

2. No Waiver; Remedies Cumulative. No failure on the part of Lender to exercise, and no delay in exercising any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise by Lender of any right hereunder preclude any other or further exercise thereof or the exercise of any other rights. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

3. Costs and Expenses. The Borrower shall reimburse Lender for all fees, costs and expenses incurred by Lender including, without limitation, the fees and disbursements of counsel to Lender, in connection with enforcement of Lender's rights hereunder after an Event of Default. The Borrower shall also pay any and all taxes (other than taxes on or measured by net income of the holder of this Note) incurred or payable in connection with the execution and delivery of this Note.

4. Amendments. No amendment, modification or waiver of any provision of this Note nor consent to any departure by the Borrower therefrom shall be effective unless the same shall be in writing and signed by Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

5. Construction. This Note shall be deemed to be a contract made under the laws of the State of New York and shall be construed in accordance with the laws of New York, without regard to principles of conflict of laws or choice of law.

6. Successors and Assigns; Assignment; Participations. Whenever in this Note or any other Loan Instrument reference is made to any party, such reference shall be deemed to include the successors, assigns, participants, heirs and legal representatives of such party, and, without limiting the generality of the foregoing, all representations, warranties, covenants and other agreements made by or on behalf of the Borrower in this Note and the other Loan Instruments shall inure to the benefit of the successors and assigns of Lender; provided, however, that nothing herein shall be deemed too authorize or permit the Borrower to assign any of its rights or obligations under this Note or any other Loan Instrument to any other person (whether or not an affiliate of the Borrower), and the Borrower covenants and agrees that it shall not make any such assignment. Lender from time to time may assign and/or grant participation interests to one or more other persons all or any portion(s) of its rights and interests and/or obligations under this Note and the other Loan Instruments, including (without limitation) to any person of all or any portions(s) of its rights to payments of principal and /or interest under the Note(s) and other Loan Instruments, and may take any

and all reasonable actions necessary or appropriate in connection with any such assignment, all without notice to or consent of the Borrower or any other person.

7. Severability. The provisions of this Note are severable, and if any provision shall be held invalid or unenforceable in whole or in any jurisdiction, then such invalidity or unenforceability shall not in any manner affect such provision in any other jurisdiction or any other provision of this Note in any jurisdiction.

8. Jurisdiction. The Borrower hereby irrevocably consents to the jurisdiction and venue of Federal and State courts in New York City, New York, over any action or proceeding arising out of any dispute between the Borrower and Lender under this Note or otherwise, and the Borrower further irrevocably consents to the service of process in any such action or proceeding by the mailing of a copy of such process to the Borrower at the address set forth in the first paragraph of this Note.

9. Set-off. The Borrower hereby waives the right to interpose any and all defenses, set-offs, counterclaims, cross-claims or abatements with respect to, in connection with, or arising out of this Note; provided, however, that nothing in this Section C.9 shall prevent the Borrower from asserting , in a separate and independent proceeding, any claim it may have against Lender.

PRILABS INC.

By: __________________________
Authorized Signatory

STATE OF NEW YORK)
) ss.:
COUNTY OF)

On the ___ day of December, 2006 before me, the undersigned, a Notary Public in and for said state, personally appeared , personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person on behalf of which the individual acted, executed the instrument.

____
Notary Public

EXHIBIT 2

SECURITY AGREEMENT

SECURITY AGREEMENT dated as of December 7, 2006, by PRILABS, INC., a Delaware corporation, having its principal place of business at 34 15th Street, Brooklyn, NY 11215 (the "Borrower") for the benefit of UNIVERSAL BRANDS, INC., a New York corporation (the "Lender"), having an office at 150 East 55th Street, New York, NY 10022.

W I T N E S S E T H:

WHEREAS, on the date hereof, the Lender is making a commitment to loan to the Borrower up to the principal amount of $5,000,000.00 (the "Loan"), pursuant to (i) a Promissory Note dated of even date herewith, made by the Borrower in favor of the Lender, as the same may be supplemented, amended, modified or restated from time to time in accordance with the terms hereof (the "Note") and (ii) a Financing and Services Agreement dated of even date herewith entered into by the Lender and Borrower (the "Financing Agreement"); and

WHEREAS, in order to provide additional security of the payment and performance of all of its obligations to the Lender under the Note and the Financing Agreement, the Borrower has agreed to grant to the Lender a continuing lien and security interest in and to certain of the Borrower's accounts and contract rights and to execute this and such other security agreements and instruments as are necessary to grant such lien and security interest;

NOW, THEREFORE, in consideration of the premises contained herein and in the Note, and as further inducement to the Lender to make the loan, and for other good and valuable consideration the sufficiency of which is hereby acknowledged, the Borrower agrees with the Lender as follows:

1) GRANT OF SECURITY INTEREST.

The Borrower hereby pledges, assigns and grants to the Lender a continuing security interest in and lien on the properties, assets and rights described on Exhibit "A" hereto, whether now or hereafter owned by the Borrower (collectively, the "Collateral"), and all proceeds and products of the Collateral, whether acquired prior to or after the date hereof, and all proceeds of any insurance payable to Borrower relating to any of the foregoing.

2) OBLIGATIONS SECURED.

The Collateral hereunder constitutes and will constitute continuing security for the strict performance and observance by the Borrower of the following obligations (the "Obligations"):

i) The prompt payment, when due, of all present and future obligations and indebtedness of the Borrower to the Lender under the Financing Agreement.

ii) The strict performance and observance by the Borrower of all warranties, covenants and agreements contained in the Financing Agreement.

iii) The prompt payment, when due, of all present and future obligations and indebtedness of the Borrower to the Lender under the Note and this Agreement; and

iv) The strict performance and observance by the Borrower of all warranties, covenants and agreements contained in the Note and this Agreement.

3) BORROWER REMAINS LIABLE.

Anything herein to the contrary notwithstanding, in the absence of the Lender=s express prior written consent thereto, (a) the Borrower shall remain liable under any and all contracts and agreements included in the Collateral to the extent set forth therein to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) the exercise by the Lender of any of the rights hereunder shall not release the Borrower from any of its duties or obligations under any contracts and agreements included in the Collateral, and (c) the Lender shall not have any obligation or liability under any contracts and agreements included in the Collateral by reason of this Agreement, nor shall the Lender be obligated to perform any of the obligations or duties of the Borrower under any such contract or agreement or to take any action to collect or enforce any claim for payment assigned hereunder.

4) REPRESENTATIONS AND WARRANTIES.

The Borrower represents and warrants to the Lender that:

a) The Borrower is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, is duly qualified and in good standing under the laws of each jurisdiction where the character of its properties or the transaction of its business makes such qualification necessary, and has full power to own or hold under lease its properties and assets and to carry on its business as now being conducted.

b)i) The Borrower has full power and authority to execute, deliver and perform this Agreement and the Note, which have been duly authorized by all necessary and proper corporate action. No consent of stockholders or of any public authority is required as a condition to the validity of this Agreement or the Note. The making and performance by the Borrower of this Agreement and the Note will not violate any provision of law and will not conflict with or result in the breach of any order, writ, injunction or decree of any court or government instrumentality, or its charter or by-laws or create a default under any agreement, note or indenture to which it is a party or by which it is bound or to which any of its property is subject, or result in the imposition of any lien, charge, security interest or encumbrance of any nature whatsoever upon any of its properties or assets, except for the liens created under this Agreement.

ii) Each of this Agreement and the Note has been duly executed and delivered, and constitutes the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms.

c) The Borrower has good title to and is the lawful owner of the Collateral free from all claims, liens, encumbrances, charges or security interests whatsoever.

d) The provisions of this Agreement create a valid and perfected first priority security interest in the Collateral, enforceable in accordance with their respective terms.

e) There are no judgments outstanding against the Borrower and there are no actions or proceedings before any court or administrative agency pending or, to the knowledge of the Borrower, threatened against the Borrower which, if determined adversely to the Borrower, would affect the Collateral.

f) The Borrower's principal office and place of business where it maintains its records concerning the Collateral is at its address stated above and the Borrower has no other office or place of business.

5) COVENANTS.

The Borrower covenants and agrees that from the date of this Agreement until payment in full of all of the Obligations:

a) The Borrower shall give the Lender full and free access to the Collateral and to all books, correspondence and records of the Borrower with respect thereto, permit the Lender and its representatives to examine the same and to make extracts therefrom all at the Borrower's expense.

b) The Borrower shall promptly pay and discharge or cause to be paid and discharge all its obligations and liabilities, including (without limitation) all taxes, assessments and governmental charges upon it or its income or properties, when due unless and to the extent only that the same shall be contested in good faith and by appropriate proceedings and then only to the extent that a bond is filed in cases where the filing of a bond is necessary to avoid the creation of a lien against any of its property.

c) The Borrower shall do, or cause to be done, all things necessary to preserve and keep in full force and effect its corporate existence and all franchises, rights and privileges necessary for the proper conduct of its business, and continue to engage in the business of the same type as now conducted by it.

d) The Borrower shall not grant, permit or suffer to exist any lien, claim, security interest or encumbrance upon the Collateral, except those in favor of the Lender.

e) The Borrower shall notify the Lender in writing within two (2) business days after the occurrence thereof, of the occurrence of any event which constitutes, or which with notice or lapse of time, or both, would constitute an Event of Default (as hereinafter defined).

f) The Borrower shall deliver to the Lender promptly upon request therefor, such financial data, reports or information with respect to the Collateral as the Lender may reasonably request from time to time.

g) The Borrower shall execute and deliver such further or additional instruments and assurances, and take all such additional action as the Lender may require for the purpose of carrying out the provisions of this Agreement.

h) The Borrower shall not sell, assign or otherwise dispose of the Collateral, except the Borrower may sell, assign or otherwise dispose of the Collateral only if the gross proceeds of such sale, assignment or other disposition are immediately paid to the Lender to be applied to the outstanding obligations under the Note.

6) OPTION TO PERFORM OBLIGATION OF THE BORROWER IN RESPECT OF THE COLLATERAL.

If the Borrower fails or refuses to make any payment, perform any covenant or obligation, or take any other action which the Borrower is obligated hereunder to perform, observe, take or do, then the Lender may, at its option, without notice or demand upon the Borrower and without releasing the Borrower from any obligation or covenant hereof, perform, observe, take or do the same in such manner and to such extent as the Lender may deem necessary to protect any of the Collateral and its rights hereunder including, without limitation, obtaining insurance and the payment of any taxes and the payment of any sums necessary to discharge liens or security interests at any time levied or placed on the Collateral. The Borrower agrees that any payment or expense incurred by the Lender pursuant to the foregoing authorization, shall bear interest at the Applicable Interest Rate (as defined in the Note) from the date of the incurrence of such expense and shall become part of the Obligations and shall be secured by the Collateral pursuant to the terms of this Agreement.

7) EVENTS OF DEFAULT.

If one or more of the events listed below (any such event, an "Event of Default") shall occur, the entire unpaid balance of all Obligations owing to the Lender by the Borrower shall immediately become due and payable at the election of the Lender without notice or demand and without presentment, protest or notice of protest, or notice of non-payment, all of which are hereby waived:

a) The Borrower shall fail to make any payment of principal of or interest on the Note (including, without limitation, any mandatory prepayment of principal) or any other amount when due (or, if applicable, when demanded by the Lender) thereunder or under this Agreement, and the continuance of such failure for a period of five (5) days;

b) The Borrower shall default in the performance or observance of any covenant or agreement contained in the Note or in this Agreement;

c) An event of default or default shall occur and be continuing under any other agreement, document or instrument executed and delivered to the Lender by the Borrower;

d) Any representation or warranty made by or on behalf of the Borrower in the Note or in this Agreement or in any other certificate, agreement, instrument or statement delivered to the Lender by or on behalf of the Borrower shall at any time prove to have been incorrect when made in any material respect;

e) There shall be a defect in the Borrower's title to any of the Collateral and such defect in title shall not have been cured or removed within ten (10) days after the Borrower's receipt of notice thereof;

f) The Borrower shall become insolvent, make an assignment for the benefit of creditors, file a petition in bankruptcy, be adjudicated insolvent or bankrupt, admit in writing its inability to pay its debts as they mature, petition or apply for, consent to, or acquiesce in the appointment of, a trustee or receiver for the Borrower or for a substantial part of its property; or any other bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy, insolvency law, or any dissolution or liquidation proceeding shall be instituted by or against the Borrower, and if instituted against it, shall be consented to or acquiesced in by the Borrower or shall not be dismissed or, if contested, stayed within a period of thirty (30) days; or any judgment, writ of attachment or execution or any similar process shall be issued or levied against a substantial part of the property of the Borrower and shall not be released, stayed, bonded or vacated within a period of thirty (30) days after its issue or levy; and/or

g) The lien created hereunder shall, for any reason other than by or through the conduct of the Lender, cease to be valid.

8) REMEDIES.

In case any Event of Default shall have occurred and be continuing, the Lender shall have, in addition to all other rights and remedies given it by this Agreement or Note, those allowed by law and the rights and remedies of a secured party under the Uniform Commercial Code as enacted in any jurisdiction in which any of the Collateral may be located and, without limiting the generality of the foregoing, the Lender may immediately, without demand of performance and without notice of intention to sell or of time or place of sale or redemption or other notice or demand whatsoever to the Borrower , all of which are hereby expressly waived, and without advertisement, enter onto the premises where the Collateral is located and take possession thereof without liability for any lawsuit or action, and sell, lease or otherwise dispose of all or any part of the Collateral or any interest which the Borrower may have therein, either at pubic or private sale or otherwise, and after deducting from the proceeds of sale or other disposition of the Collateral all expenses (including all reasonable fees and expenses of counsel), shall apply the residue of such proceeds toward the payment of the Obligations. If notice of any sale or other disposition is required by law to be given, the Borrower hereby agrees that a notice sent at least five (5) days before the time of any intended public sale or before the time after which any private sale or other disposition of the Collateral is to be made shall be reasonable notice of such sale or other disposition. The Borrower agrees to assemble the Collateral, or cause it to be assembled, at such place or places as the Lender may designate by written notice. At any such sale or other disposition, the Lender may purchase the whole or any part of the Collateral, free from any right of redemption on the part of the Lender , which right is hereby waived and released. Without limiting the generality of the rights and remedies conferred upon the Lender under this Section 8, the Lender may: (a) enter upon the premises of the Borrower and take immediate possession of the Collateral, either personally or by means of a receiver appointed by a court therefor, using all necessary force to do so; (b) at Lender's option, use, operate, manage and control the Collateral in any lawful manner; (c) collect and receive all rents, income, revenue, earnings, issue and profits therefrom; and (d) maintain, repair, renovate, alter or remove the Collateral as Lender may determine in its discretion and any monies so collected or received by the Lender shall be applied to, or may be accumulated for application upon the Obligations and the Borrower shall be liable for any deficiency.

9) POWER OF ATTORNEY.

The Borrower authorizes the Lender and does hereby make, constitute and appoint the Lender and any officer, employee or agent of the Lender with full power of substitution, as the Borrower's true and lawful attorney-in-fact with power, in its own name or in the name of the Borrower, upon the occurrence of any Event of Default, to endorse any notes, checks, drafts, money orders, or other instruments of payment (including payments under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of the Lender; to sign and endorse any documents relating to the Collateral; to pay or discharge taxes, liens, security interests or other encumbrances at any time levied or placed on or threatened against the

Collateral; to grant, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; and, generally, to do at the Lender's option and at the Borrower's expense, at any time, or from time to time, all acts and things which the Lender deems necessary to protect, preserve and realize upon the Collateral and the Lender's security interests therein in order to effect the intent of this Agreement, as fully and effectually as the Borrower might or could do; and the Borrower hereby ratifies all that said attorney shall do or cause to be done by virtue hereof. THIS POWER OF ATTORNEY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE FOR AS LONG AS ANY OF THE OBLIGATIONS SHALL BE OUTSTANDING. The Borrower agrees that any fees, costs and expense incurred by the Lender pursuant to the foregoing authorization, and interest thereon at the rate prescribed in the Supply Agreement from the date of incurring any such fees, costs and expense, shall become part of the Obligations and be secured by the Collateral.

10) JURISDICTION; WAIVER OF JURY TRIAL AND SETOFF, ETC.

The Borrower hereby irrevocably consents to the jurisdiction and venue of the Federal and State Courts of New York City, New York over any action or proceeding arising out of any dispute between the Borrower and the Lender under the Financing Agreement or this Agreement or otherwise and the Borrower further irrevocably consents to the service of process in any such action or proceeding by the mailing of a copy of such process to the Borrower at the address set forth in the first paragraph of this Agreement.

11) NOTICES.

All notices, requests, demands and other communications to or upon the respective parties hereto shall be deemed to have been given or made when deposited in the mails and sent by registered or certified mail, postage prepaid, return receipt requested, or when delivered personally, to the parties at their addresses hereinafter provided, or to such other addresses as may hereafter be designated in writing by the respective parties hereto.

12) NO WAIVER.

No failure on the part of the Lender to exercise, and no delay in exercising any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to the Lender or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Lender from time to time.

13) FINANCING STATEMENTS; FURTHER ASSURANCES; FILING

Immediately upon written request of the Lender, the Borrower shall deliver UCC-1 financing statements in form and substance satisfactory to the Lender and with the Lender's security interest duly noted thereon with respect to the Collateral for filing at the appropriate offices. Thereafter, within three (3) business days after the Lender's written request therefor, the Borrower shall cause such additional Uniform Commercial Code financing statements with respect to the Collateral or any modifications or amendments to any such financing statements (all in form and substance satisfactory to the Lender) to be delivered to Lender for filing at the appropriate offices. The Borrower from time to time, at its sole expense, will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Lender may request, and hereby authorizes the Lender to take all action (including the filing of any financing statements, continuation statements or amendments thereto with respect to the Collateral without the signature of the Borrower where permitted by law) as the Lender may deem necessary, proper or desirable in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Lender to exercise and enforce its rights and remedies hereunder with respect to any Collateral. A carbon, photographic or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

14) INDEMNITY AND EXPENSES.

a) The Borrower hereby indemnifies the Lender from and against any and all actions, claims, losses, fees, expenses and liabilities growing out of or resulting from this Agreement and/or Note (including, without limitation, enforcement of this Agreement and/or Note), except claims, losses or liabilities resulting from the Lender's willful misconduct.

b) The Borrower will upon demand pay to the Lender the amount of any and all expenses, including the fees and disbursements of its counsel and of any experts and agents, which the Lender may incur in connection with (a) the administration of this Agreement, (b) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any of the Collateral, (c) the exercise, enforcement or protection of any of the rights of the Lender hereunder, or (d) the failure by the Borrower to perform or observe any of the provisions hereof. The foregoing expenses shall become part of the Obligations (and the definition of the term Obligations shall include such fees, disbursements and other expenses) and shall be secured by the Collateral as set forth in this Agreement and the Lender may at any time apply to the payment of all such costs and expenses all proceeds arising from the possession or disposition of all or any portion of the Collateral.

15) MODIFICATIONS, ETC.

Neither this Agreement nor any provision hereof may be changed, waived, discharged, or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of such change, waiver, discharge or termination is sought.

16) TERMINATION.

Upon the payment in full of all Obligations, the Lender shall execute and deliver to the Borrower all such documents and instruments as shall be necessary to evidence termination of this Agreement and the security interests created hereunder; provided, however, the obligations of the Borrower under Section 14 hereof shall survive any termination under this Section 16.

17) GOVERNING LAW.

This Agreement shall be governed and construed under the laws of the State of New York, without regard to its rules of conflict of laws.

18) ASSIGNMENT, ETC.

The Borrower shall not assign, pledge, or otherwise transfer or encumber any of its rights under this Agreement or in the Collateral or any part thereof except as expressly permitted by Section 5.8 hereof. Any such purported assignment, pledge, transfer or other action without the Lender's written consent shall be void. The Lender may, without notice, transfer or assign this Agreement or any interest herein and may encumber or transfer any of its rights or interest in and to the Collateral or any part thereof and any such assignee or transferee of any of the Lender's rights under this Agreement or with respect to the Collateral shall have the right to transfer or assign its interest as aforesaid. Each such assignee or transferee shall have all of the rights but none of the obligations of the Lender under this Agreement and the Borrower shall not assert against any of them any defense, counterclaim or setoff that the Borrower may have against the Lender. This Agreement shall be binding upon each of the Borrower and its successors and shall inure to the benefit of the Lender and its successors and assigns.

19) PARTIAL INVALIDITY.

If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Agreement as a whole, but this Agreement shall be construed as though it did not contain the particular provision or provisions held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced to such extent as shall be permitted by law.

20) SET-OFF.

The Borrower hereby waives the right to interpose any and all defenses, setoffs, counterclaims, cross-claims or abatements with respect to, in connection with, or arising out of this Agreement or the Note; provided, however, that nothing in this Section 20 shall prevent the Borrower from asserting, in a separate and independent proceeding, any claim it may have against the Lender.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their authorized representatives on the date first above written.

PRILABS, INC.

By:
Authorized Representative

UNIVERSAL BRANDS CORP.

By:
Authorized Representative

Exhibit A

to

Security Agreement

I. Description of Collateral:

(a) All inventory and goods, including without limitation, all inventory and goods held for sale or lease or to be furnished under contracts of service, raw materials, work in process, finished goods, goods in transit, advertising, packaging and shipping materials, and all designs, creations, patterns, styles, samples and all other materials and supplies (collectively, the "Inventory");

(b) All documents, including without limitation, documents of transport, payment and title relating to any of the foregoing and all such other documents as are made available to the Borrower for the purpose of ultimate sale or exchange of goods or for the purpose of loading, unloading, storing, shipping, transhipping, manufacturing, processing or otherwise dealing with goods in a manner preliminary to their sale or exchange;

(c) All rights, claims, rights of offset, rights of return, actions and causes of action, against any person, including without limitation, those arising out of the purchase by the Borrower of any of its Inventory including, without limitation, all customer purchase orders, and all rights of stoppage in transit, replevin, reclamation and rights of any unpaid vendor or as a lienor;

(d) All equipment, machinery, fixtures, trade fixtures, vehicles, furnishings, furniture, supplies, materials, tools, machine tools, office equipment, appliances, apparatus, parts, dies, jigs, and chattels;

(e) All proceeds, insurance proceeds, products and accessions of or to any and all of the foregoing, and all collateral and security for, and guarantees of, any and all of the foregoing, and all books and records relating to any and all of the foregoing (including without limitation, any and all microfilm, microfiche, computer programs and records, source materials, tapes and discs) and all equipment containing said books and records; and

(f) All accounts, instruments, chattel paper, documents, general intangibles, receivables and contract and other rights, irrespective of when acquired, including, without limitation, all customer purchase orders.

EXHIBIT 3

1. Corporate minutes and charter documents.
2. Material contracts.
3. Copies of supply and purchase orders and pro-forma invoices.

Exhibit 6(a)(2)

PRODUCT MANUFACTURING AND DISTRIBUTION AGREEMENT

This Product Manufacturing and Distribution Agreement is entered into as of May 1, 2006 (the "Effective Date") by and between PriLabs. Inc., a Delaware corporation ("PriLabs") and Salado Sales, Inc., a Texas corporation ("Salado Sales").

Salado Sales owns or controls the rights to use certain trademarks, trade names, designs, slogans and logos as brand names in conjunction with various consumer products that Salado Sales actively markets to wholesalers, retailers and. others in the convenience store industry and other channels. PriLabs and Salado Sales desire to enter into an agreement pursuant to which certain of these products will be manufactured and packaged by PriLabs, promoted and marketed by Salado Sales, and sold and distributed by PriLabs to Salado Sales, its affiliates or other designees, Accordingly, the parties agree as follows:

1. **Scope of Agreement.**

(a) During the term. of this agreement, PriLabs agrees to produce, package, and sell the beverages described on Exhibit A ("Beverages") in accordance with the terms set forth in this agreement.

(b) Nothing contained in this agreement will preclude Salado Sales from engaging any other manufacturer for the purpose of producing and distributing products, including energy drinks. Nothing in this agreement will preclude PriLabs from manufacturing other products for itself or other parties to market, including products that compete directly with the Beverages.

2. **Production Orders.**

(a) Salado Sales agrees that each order for PriLabs to manufacture Beverages under this agreement ("Production Order") will set forth the specific quantities of each Beverage to be manufactured, and Will be issued to PriLabs at least 14 days prior to the date (if any) specified in the Production Order for such Beverages to be ready for shipment. The first order however has to be issued to PriLabs at least 56 days (8 weeks) prior to the date specified in the Production Order for such Beverages to be ready for shipment. Production Orders may be placed by Salado Sales or its designated purchasing agent(s) for Salado Sales' account, For purposes of the preceding sentence and until Salado Sales notifies PriLabs otherwise in writing, TSN Incorporated ("TSN") is a designated purchasing agent hereunder. In the event PriLabs has not given Salado Sales notice of acceptance or rejection of a Production Order within 3 days of receipt thereof such order shall be deemed accepted. PriLabs shall accept all Production Orders that conform to the terms of this agreement. Following the manufacture, PriLabs shall store quantities of finished Beverages for up to 90 days without additional charge in order to accommodate the orders and shipping dates desired by the ordering party.

(b) In the event that Salado Sales and all its affiliates and. designees have not collectively and cumulatively purchased at least 5,000,000 cans of Beverages hereunder as of the fifth anniversary of the initial order hereunder, then Salado Sales, as its sole liability and as the sole and exclusive remedy of PriLabs and its affiliates, shall pay PriLabs an amount equal to the difference between 5,000,000 and the actual number of cans purchased hereunder, multiplied by PriLabs's actual per-container (empty) production cost.

3. **Beverages.** PriLabs shall produce each Beverage in accordance with a formulation that has been sampled and approved by Salado Sales prior to the Effective Date. However, nothing in this Section shall require PriLabs to provide or otherwise disclose the specific Formula for any Beverage to Salado Sales. For purposes of this Section "Formula" means the specific written instructions for combining specified quantities of ingredients to produce the applicable Beverage. PriLabs shall be exclusively responsible for the Formula for each Beverage, including compliance with federal, state and local law governing the composition of consumer products. PriLabs represents and warrants that it owns, and will at all times during this agreement continue to own, the Formula used in the production of each Beverage.

4. **Packaging.** PriLabs shall produce each Beverage in a filled and sealed. container affixed with a label specified as in Exhibit D (Re5 Energy Drink) and B (Encore Energy Drink) or as otherwise specified by Salado Sates. PriLabs shall place all containers in secondary packages (paper cartons, cases, carriers, trays or other devices for shipment and/or merchandising) as designated by Salado Sales in the purchase order. All packaging materials will be subject to Salado Sales's approval. Unless otherwise specified by Salado Sales or the applicable buyer, PriLabs shall further place all packaged beverages on standard beverage industry pallets for shipment.

5. **Licensed Marks.**

(a) PriLabs shall provide all Beverages manufactured hereunder under the trademark(s) or such other trade name(s) set forth on Exhibit B (the "Licensed Marks"), as they may be refreshed or otherwise amended by Salado Sales from time to time and provided to PriLabs. In pursuing and perfecting any registrations of the Licensed Marks, Salado Sales shall keep PriLabs or its counsel informed from time to time upon request of the progress in such pursuits.

(b) Salado Sales hereby grants to PriLabs a non-exclusive, non-transferable right to use the Licensed Marks on the Beverages ordered to be manufactured hereunder, on PriLabs' homepage, on PriLabs' letterheads, corporate brochure and financial information, subject to the obligations set forth below. PriLabs acknowledges that no trademark or trade name rights in any of the Licensed Marks are granted by this agreement. PriLabs further agrees to the following:

(i) to comply with Salado Sales' guidelines and instructions regarding use of the Licensed Marks as communicated to PriLabs from time to time;

(ii) in the event Salado Sales notifies PriLabs that such use is not in conformance with Salado Sales' guidelines and instructions, to promptly bring such use into conformance;

(iii) to ensure that an use of the Licensed Marks will not reflect adversely upon the good name or good will of Salado Sales and that all Beverages in connection with the Licensed Marks are used are of high standard and workmanship and of such nature, style, appearance and quality as shall be adequate and suited to the protection of the Licensed Marks and the goodwill associated therewith;

(iv) not to use the Licensed Marks (or any part thereof) as part of, or in combination with, any other names or trademarks without Salado Sales' prior written approval;

(v) not to register (or aid any third party in registering) the Licensed Marks (or confusingly similar mark) or take any action inconsistent with the applicable owner's ownership of the Licensed Marks in any jurisdiction; and

(vi) that all usage of the Licensed Marks will be on behalf of, and inure to the benefit of Salado Sales.

(c) PriLabs acknowledges that Salado Sales owns the Licensed Marks and PriLabs agrees that it shall use only the Licensed Marks in the production and marketing of the Beverages and no other trade name or trademark and shall use the Licensed Marks. PriLabs agrees that nothing in this agreement or the transactions hereunder will grant PriLabs any right, title, or interest in the Trademarks.

6. **Quality Assurance,**

(a) Salado Sales shall have the right, at any time after a 10 days notice, to monitor and review the practices and procedures of PriLabs in the production and packaging of Beverages and to inspect any facilities in which Beverages are manufactured or stored. However, in the exercise of its authority under this Section, Salado Sales shall not interfere with PriLabs's production processes for its own proprietary brands or for other brands that it produces under contract with third parties, Salado Sales acknowledges that all information obtained in the course of any such inspection shall be deemed proprietary information pursuant to Section 14(c) of this agreement.

(b) If PriLabs or any afilliate develops any enhancements or improvements to the formula or develops any alternative formula during the term of this agreement, PriLabs shall promptly notify Salado Sales in writing and shall make such formula(e) available to Salado Sales; for the Beverages at Salado Sales' sole election and at no additional cost.

7. **Appointment as Authorized Distributor.** Salado Sales hereby appoints PriLabs as an authorized seller and distributor of the Beverages, and PriLabs accepts such appointment. As between Salado Sales and PriLabs, Salado Sales shall act as the primary promoter and marketer of the Beverages. Nothing in this agreement nor in PriLabs's appointment or capacity as distributor will require PriLabs to engage in promotion or marketing of the Beverages but PriLabs shall not sell or distribute any Beverages to any person or entity other than Salado, its Affiliates, or other designees to whom Salado has assigned purchase rights under this agreement.

8. **Purchase Orders.** PriLabs shall accept each purchase order for Beverages from Salado, its a Affiliates (as defined below) or other designees to whom Salado has assigned purchase rights under this agreement, provided that the purchase order (i) sets forth the specific quantities of each Beverage ordered (number of cans), (ii) sets forth the type of packaging (4packs, cases, pallets), (iii) places an order in at least truckload total quantities, (iv) sets forth the delivery address to which the Beverages are to be shipped (which freight arrangements and costs are the sole responsibility of PriLabs), and (v) is issued to PriLabs at least 14 days prior to the date specified in the order (if any) for such Beverages to be shipped. The first order however has to be issued to PriLabs at least 56 days (8 weeks) prior to the date specified in the Production Order for such Beverages to be ready for shipment. All purchase orders have to be placed by email (office@prilabs.com) and fax. For purposes of this Agreement, "Affiliate" means, with respect to any entity, any other entity directly or indirectly controlling, controlled by, or under common control with that entity. Without limiting the generality of the preceding sentence, an entity win be deemed to control another if it owns or has the power to vote, directly or indirectly, more than 50 percent of the 'Voting rights of that other entity.

9. Price and Payment.

(a.) The initial prices for Beverages to be sold to Salado, its Affiliates and other designees are set forth on Exhibit A to this agreement. At any time following the second anniversary of the Effective Date and upon at least 70 days' written notice but no more than twice per contract year, PriLabs may increase one or more prices hereunder, but in no event may any price, as adjusted, extend the amount calculated by multiplying the initial price set forth on Exhibit A by a fraction, the numerator of which shall be the PPI (as defined herein) published as of the as of the date of such price change notice to Salado and the denominator of which shall be the PPI published as of the second anniversary of the Effective Date. "PPI" means the Producer Price Index for Processed Foods - Canned Carbonated Soft Drinks (Series ID WPU02620801), published by the Bureau of Labor Statistics of the United States Department of Labor, or any successor index thereto, appropriately adjusted.

(b) All invoices hereunder are due and payable 30 days from receipt. PriLabs shall extend to Salado Sales (and its designees or any other buyer(s), as applicable) a 2% discount for all invoices paid within 10 days of receipt.

10. Rights Fees.

(a) In consideration for Salado Sales' promotion and marketing efforts to generate sales by PriLabs, as well as for the grant of the license(s) and distribution rights hereunder, PriLabs shall pay Salado Sales a rights fee in the applicable amount set forth on Exhibit C for each Beverage sold hereunder. However, with respect to Beverages sold to TSN, no rights fee shall be paid and the applicable Price charged by PriLabs to TSN shall be reduced by the amount of the applicable rights fee. PriLabs shall pay all rights fees to Salado Sales on a monthly basis, within 7 banking days following the end of each month.

(b) Additionally; if in any period of time the volume of Beverages purchased hereunder reaches the applicable volume levels set forth on Exhibit C, PriLabs shall pay Salado Sales (or the actual buyer, as applicable) the corresponding volume rebate amounts set forth on Exhibit C.

11. Term and Termination.

(a) The initial term of this agreement will commence as of the Effective Date and, unless earlier terminated pursuant to this Section 11, will continue for a period of five years. Provided neither party has defaulted on any of its obligations under this agreement during the initial term period of five years, the agreement will automatically renew thereafter for one additional five year term.

(b) Salado Sales may also terminate this agreement effective immediately upon written notice if (i) the formula of any Beverage is altered in any way or for any reason without Salado Sales's prior written consent. (ii) PriLabs is in default of any of its obligations to manufacture, package and/or ship any Beverages, which default continues for a period of 10 days following receipt by PriLabs of written notice from Salado Sales regarding such default, (iii) all or substantially all of PriLabs's business or assets have been acquired by a third party, (iv) a transaction or series of transactions results in the majority of voting control of PriLabs being acquired by a person not currently holding an equity interest in PriLabs, or (v) PriLabs materially breaches any other term or condition of this agreement and such breach has not been cured to Salado Sales' reasonable satisfaction within 30 days after written notice by Salado Sales.

(c) PriLabs may terminate this agreement on immediately upon written notice to Salado Sales if TSN Inc. or any Affiliate of Salado Sales is in arrears in payment of undisputed amounts in excess of 30 days, and such arrearage has remained. outstanding for in excess of 15 days after written demand for payment was made by PriLabs to Salado Sales,

(d) In the event of bankruptcy by either party, the non-bankrupt party may terminate this agreement immediately upon written notice.

(e) During the renewal term of this agreement, if any, either party may terminate this agreement for any reason whatsoever on not less than 180 days' prior written notice to the other party.

(f) Upon any termination of this agreement by PriLabs pursuant to Section 11 (c) or 11 (d), then (i) Salado Sales shall promptly purchase from PriLabs all finished Beverages at a price equal to the applicable: price set forth on Exhibit A minus the applicable Rights Fee; and (ii) with respect to any unfinished proprietary materials related to the Beverages manufacture, such as empty packaging in PriLabs's possession as of the date of termination, Salado Sales shall elect to either (A) purchase such materials at a price equal to PriLabs's actual acquisition or production cost thereof or (B) have PriLabs promptly utilize all such materials in a final manufacturing run of additional Beverages, which finished goods Salado Sales shall then purchase in accordance with the preceding clause.

11. Indemnification. PriLabs shall indemnify, defend and hold Salado Sales and all of its affiliates harmless from and against any and all loss, liability, cost or expense of any nature whatsoever, including reasonable attorneys' fees (collectively, "Product Liability Damages"), arising out of or associated with all claims (i) for personal injury or property damage caused by impurities, defects, or adulteration of any kind in the Beverages manufactured and/or packaged by PriLabs, regardless of when manufactured or packaged; except to the extent that the Beverage Liability Damages were caused solely by packaging materials or ingredients purchased, specified or otherwise approved by Salado Sales subsequent to written notice from PriLabs reasonably advising that such packaging materials or ingredients should not be used in the Beverages for health and safety reasons; (ii) that the Beverages supplied hereunder or the Formula thereof infringe any patent or trade secret of a. third party; or (iii.) arising out of or related to any acts (including an marketing activities and statements) or omissions of PriLabs or any of its agents or affiliates.

13. Insurance. PriLabs shall maintain product liability insurance of not less than $1,000,000 per occurrence and in the amount of $2,000,000 combined single limit in the aggregate relating to the Beverages produced under this agreement.

14. Miscellaneous.

(a) PriLabs shall. secure and maintain at all times during the term of this agreement all permits, licenses, approvals and the like required by any federal, state or local governmental agency to manufacture, sell and otherwise perform the services contemplated under this agreement, As between PriLabs and Salado Sales, PriLabs shall be solely responsible for all importing and customs requirements and duties associated with the import of any Beverages that PriLabs may elect to manufacture in whole or in part outside the United States.

(b) Any notice,. request, consent, waiver or other communication required or permitted hereunder will be effective only if it is in writing and delivered personally or sent by facsimile transmission, a nationally recognized overnight delivery service, or registered or certified mail, postage prepaid, to the other party at the following address (or to any other address as the parties will provide to the other in writing):

If to PriLabs:

PriLabs Inc.
34 15th Street
Brooklyn, New York 11215
Fax: 718-8324900

If to Salado Sales:

General Manager
Salado Sales, Inc.
P.O. Box 6115
Temple, Texas 76503-6115
Fax: 254-771-7057

With a copy to:

General Counsel
McLane Company, Inc.
4747 McLane Parkway
Tempe, Texas 76504
Fax: 254-771-7515

All such notices, requests, consents, waivers or other communications will be deemed to have been given and received on the date of delivery if sent by personal delivery, facsimile transmission, or overnight delivery; or on the third business day after mailing it in accordance with this Section.

(c) Each party shall maintain in strict confidence all information communicated to that party by the other or any affiliate, will use it only for purposes of this agreement, and will not disclose it, or any of the provisions of this agreement without the prior written consent of the other party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the recipient party. The consent for the disclosure of this agreement to financiers of PriLabs that may be corporate or private, is given hereby. Each party shall be responsible for ensuring its affiliates compliance with the provisions of this Section. This Section will survive any expiration or termination of this agreement. Neither party shall issue or make, or cause or permit to be issued or made, any media release or announcement concerning this agreement or the transactions contemplated by this agreement without the prior approval of the other party, except as may b a necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of that party.

(d) No waiver or any provision of this agreement will be effective unless in writing and signed by an authorized representative of the party or parties bound thereby. The failure of either party to enforce any provision of this agreement or exercise any right granted hereby is not to be construed to be a waiver of that provision or right, nor to affect the validity of this agreement or any part of it, nor to limit in any way the right of either party subsequently to enforce any provision or exercise any right in accordance with its terms.

(c) This agreement will be binding upon, and inure to the benefit of the parties and their respective successors and permitted assigns. Neither party may assign this agreement or subcontract the performance of my obligations under this agreement unless the other consents in writing, except that Salado Sales may assign to affiliates or third parties the right to purchase Beverages from PriLabs under this agreement.

(f) PriLabs will be an independent contractor with respect to Salado Sales. PriLabs and Salado Sales understand and agree that neither party is, by virtue of this agreement or anything contained herein, constituted or appointed the employee, partner, agent of, or joint venturer with, the other party for any purpose whatsoever, nor shall anything herein contained be deemed or construed as granting Salado Sales or PriLabs any right or authority to assume or to create any obligation or responsibility, express or implied, for or on behalf of or in the name of the other, or to bind the other in any manner: or way whatsoever.

(g) The laws of the state of Texas, other than its choice-of-law rules, govern this agreement and all transactions under it.

(h) If any provision of this agreement is declared by a court of competent jurisdiction to violate any applicable law or regulation, then the parties shall negotiate in good faith to modify that provision to the extent necessary to make it legal and. enforceable and to achieve a similar economic effect. If the parties cannot agree on such a modification, the provision will be deemed stricken with respect to the jurisdiction in question, and the remainder of this agreement will remain in full force and effect.

(i) This agreement may be signed in two or more counterparts, each of which is to be deemed an original but all of which together are to be considered one and the same agreement. All parties need not sign the same counterpart. This agreement will become effective when counterparts have been signed by each party and delivered to the other party, including by facsimile.

(j) This agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous written or oral agreements and understandings between the parties with regard to that subject matter. No modification of or amendment to this agreement will be effective unless made in writing and signed by both parties.

The parties are signing this agreement on the dates reflected below, although the agreement will be effective as of the date stated in the introductory clause.

SALADO SALES, INC.

BY: [signature]
PRINTED NAME: Phillip Horton
TITLE: General Manager
DATE: 4-28-06

PRJLABS, INC.

BY: [signature]
PRINTED NAME: Fouad Kallamni
TITLE: Ceo
DATE: 4/28/06

[signature]

4-28-06

Exhibit A
Beverages and Prices

Beverage	Container	Packaging	Price
ENCORE Energy Drink	8.3 oz	Single/4-pack	Confidential treatment requested by the Issuer
ENCORE Energy Drink – Sugar Free	8.3 oz	Single/4-pack	Confidential treatment requested by the Issuer
Re5 Energy Drink	16 oz	Single/4-pack	Confidential treatment requested by the Issuer
Re5 Energy Drink – Sugar Free	16 oz	Single/4-pack	Confidential treatment requested by the Issuer

Exhibit B
Licensed Marks

RE5 ENERGY DRINK – Serial No. 78/717,791

ENCORE ENERGY DRINK – Serial No. 78/821,692

Exhibit C
Rights Fees and Volume Rights

Beverage	Container	Packaging	Signage Fees
ENCORE Energy Drink	8.3 oz	Single/4-pack	Confidential treatment requested by the Issuer
ENCORE Energy Drink – Sugar Free	8.3 oz	Single/4-pack	Confidential treatment requested by the Issuer
Re5 Energy Drink	16 oz	Single/4-pack	Confidential treatment requested by the Issuer
Re5 Energy Drink – Sugar Free	16 oz	Single/4-pack	Confidential treatment requested by the Issuer

Volume Rebate: NONE

EXHIBIT D



Nutrition Facts
NET 16 FL OZ
ENERGY DRINK

<u>EXHIBIT E</u>



TRADEMARK ROYALTY AGREEMENT

This TRADEMARK ROYALTY AGREEMENT (the "Agreement") is made as of May 1, 2006 (the "Effective Date") between Firas Philipp Ghadri and Fouad Kallamni (together, "Assignors") and Salado Sales, Inc., a Texas corporation ("Salado Sales").

Simultaneously with the execution of this Agreement, Assignors and Salado Sales are entering into a "United States Assignment of Trademark Registrations" in which Assignors assign to Salado Sales all rights, title and interest in and to two trademarks (each, a "Mark" and together, the "Marks"), trademark applications and any registrations maturing out of said applications thereof, together with the goodwill of the business connected therewith.

In addition, simultaneously with the execution of this Agreement, Salado Sales and PriLabs, Inc., an affiliate of Assignors, are entering into a Product Manufacturing and Distribution Agreement, pursuant to which PriLabs will manufacture and distribute certain products of Salado Sales.

As part of the transactions between Salado Sales, Assignors, and Assignors' affiliate, Salado Sales has agreed to pay Assignors certain contingent royalties and to certain other obligations on the terms and conditions set forth in this Agreement.

1. **Right of First Refusal**. Salado Sales shall provide Assignors with a right of first refusal on any sale or other assignment of either or both Marks by Salado Sales within 20 years following the Effective Date. This right of first refusal will activate at the time Salado Sales receives a bona fide offer for a Mark. Salado Sales shall provide Assignors with written notice that Salado Sales has received the bona fide offer. Assignors may exercise the right of first refusal by (a) sending a written notice to Salado Sales agreeing to re-acquire the Mark(s) on the same terms as the bona fide offer, which notice must be sent within 10 days of receipt of Salado Sales' written notice, and (b) paying the full purchase price to Salado Sales in immediately available funds within 20 days thereafter.

2. **Contingent Royalty**. If Grantors decline or otherwise fail to timely exercise the right of first refusal, Salado Sales may consummate the agreement with the third party offeror, and shall subsequently pay the Assignors, on a joint and several basis, a one-time royalty equal to a percentage of the value received for the Marks in the transaction by Salado Sales. Such percentage shall be determined in accordance with the following, based on the date that the transaction is consummated.

Date of Sale or Other Assignment	Royalty
Before fifth anniversary of Effective Date	confidential treatment requested by the Issuer
On or after fifth anniversary of Effective Date, but before tenth anniversary	confidential treatment requested by the

	Issuer
On or after tenth anniversary of Effective Date, but before fifteenth anniversary	confidential treatment requested by the Issuer
On or after fifteenth anniversary of Effective Date, but before twentieth anniversary	confidential treatment requested by the Issuer

3. **Warranty and Indemnification.** Assignors, jointly and severally, (i) represent and warrant that they have exclusive ownership of the Marks, and (ii) agree to indemnify, protect, hold harmless and defend Salado Sales, its officers, directors, employees, and affiliates, from and against any and all claims, suits, losses, liabilities, expenses and damages (including costs of suit and reasonable attorneys' fees) reasonably incurred by any of them and arising out of any claim that their use of a Mark infringes the rights of a third party.

4. **Term; Termination.** This agreement will commence of the Effective Date and will continue for a period of [confidential treatment requested by the Issuer] years. However, this agreement will automatically terminate, and neither party will have any further obligations hereunder to the other, if the Product Manufacturing and Distribution Agreement is terminated by Salado Sales pursuant to Section 11(b) or 11(d) thereof.

5. **Miscellaneous.**

(a) Assignors agree to execute such further documentation and perform such further actions, including the recordation of such documentation with appropriate authorities, as may be reasonably requested by Salado Sales to evidence and effectuate further the purposes and intents set forth in this agreement.

(b) Any notice, request, consent, waiver or other communication required or permitted hereunder will be effective only if it is in writing and delivered personally or sent by facsimile transmission, a nationally recognized overnight delivery service, or registered or certified mail, postage prepaid, to the other party at the following address (or to any other address as the parties will provide to the other in writing):

If to Assignors:

Firas Philipp Ghadri
Messerschmidtgasse 23/3
1180 Vienna, Austria
Fax: +43 1 2530330017

With a copy to:

Fouad Kallamni
222 East 93rd Street Apt. 42C
New York, New York 10128
USA
Fax: 718-832-4900

If to Salado Sales:

General Manager
Salado Sales, Inc.
P.O. Box 6115
Temple, Texas 76503-6115
Fax: 254-771-7057

With a copy to:

General Counsel
McLane Company, Inc.
4747 McLane Parkway
Temple, Texas 76504
Fax: 254-771-7515

All such notices, requests, consents, waivers or other communications will be deemed to have been given and received on the date of delivery if sent by personal delivery, facsimile transmission, or overnight delivery; or on the third business day after mailing it in accordance with this Section.

(c) Each party shall maintain in strict confidence all information communicated to that party by the other or any affiliate, will use it only for purposes of this agreement, and will not disclose it, or any of the provisions of this agreement, without the prior written consent of the other party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the recipient party. The consent for the disclosure of this agreement to financiers of PriLabs, that may be corporate or private, is given hereby. Each party shall be responsible for ensuring its affiliates' compliance with the provisions of this Section. This Section will survive any expiration or termination of this agreement. Neither party shall issue or make, or cause or permit to be issued or made, any media release or announcement concerning this agreement or the transactions contemplated by this agreement without the prior approval of the other party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of that party.

(d) No waiver of any provision of this agreement will be effective unless in writing and signed by an authorized representative of the party or parties bound thereby. The failure of either party to enforce any provision of this agreement or exercise any right granted hereby is not to be construed to be a waiver of that provision or right, nor to affect the validity of this agreement or any part of it, nor to limit in any way the right of either party subsequently to enforce any provision or exercise any right in accordance with its terms.

(e) This agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. Except for an assignment by Salado Sales to an affiliate or in connection with a sale or all or substantially all of its assets, neither party may assign this agreement or the performance of any obligations under this agreement unless the other consents in writing.

(f) The laws of the state of Texas, other than its choice-of-law rules, govern this agreement and all transactions under it.

(g) If any provision of this agreement is declared by a court of competent jurisdiction to violate any applicable law or regulation, then the parties shall negotiate in good faith to modify that provision to the extent necessary to make it legal and enforceable and to achieve a similar economic effect. If the parties cannot agree on such a modification, the provision will be deemed stricken with respect to the jurisdiction in question, and the remainder of this agreement will remain in full force and effect.

(h) This agreement may be signed in two or more counterparts, each of which is to be deemed an original but all of which together are to be considered one and the same agreement. All parties need not sign the same counterpart. This agreement will become effective when counterparts have been signed by each party and delivered to the other party, including by facsimile.

(i) This agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous written or oral agreements and understandings between the parties with regard to that subject matter. No modification of or amendment to this agreement will be effective unless made in writing and signed by both parties.

The parties are signing this agreement on the dates reflected below, although the agreement will be effective as of the date stated in the introductory clause.

ASSIGNORS

[signature]
FIRAS PHILIPP GHADRI
DATE: 4-28-06

[signature]
FOUAD KALLAMNI
DATE: 4/28/06

SALADO SALES, INC.

BY: [signature]
PRINTED NAME: Phillip Horton
TITLE: General Manager
DATE: 4-28-06

UNITED STATES

ASSIGNMENT OF TRADEMARK REGISTRATIONS

WHEREAS, Firas Philipp Ghadri, an individual citizen of Germany and Fouad Kallamni, an individual citizen of the United States, residing respectively at Messerschmidtgasse 23/3, 1180 Vienna, Austria and Apartment 42C, 222 East 93 Street, New York, New York 10128, (hereinafter "Assignor"), have adopted, own and have used in their business certain trademarks and have pending with the United States Patent and Trademark Office certain trademark applications, specifically:

Mark	Application No.	Filing Date
RE5 ENERGY DRINK	78/717,791	September 29, 2005
ENCORE and Design	78/821,692	February 23, 2006

WHEREAS, Salado Sales, Inc., a Texas corporation, having its principal place of business at P.O. Box 6115, Temple, Texas 76503 (hereinafter "Assignee"), is desirous of acquiring the entire right, title and interest in and to the said trademarks, trademark applications and any registrations maturing out of said applications thereof, **together with the goodwill of the business connected therewith;**

THEREFORE, BE IT KNOWN that for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, said Assignors have sold, assigned, transferred and by these presents do hereby sell, assign, and transfer unto the said Assignee, its successors or assigns, the entire right, title and interest in and to the said trademarks, the trademark applications and any registrations maturing out of said applications thereof, together with the goodwill of the business connected therewith and any right to recover for past infringements thereof.

Firas Philipp Ghadri and Fouad Kallamni

[signature]

By: Fouad Kallamni on behalf of Assignors

Date: 4/28/06

DM2\671030.1

(h) This agreement may be signed in two or more counterparts, each of which is to be deemed an original but all of which together are to be considered one and the same agreement. All parties need not sign the same counterpart. This agreement will become effective when counterparts have been signed by each party and delivered to the other party, including by facsimile.

(i) This agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous written or oral agreements and understandings between the parties with regard to that subject matter. No modification of or amendment to this agreement will be effective unless made in writing and signed by both parties.

The parties are signing this agreement on the dates reflected below, although the agreement will be effective as of the date stated in the introductory clause.

ASSIGNORS

____
FIRAS PHILIPP GHADRI
DATE: 5-02-06

____
FOUAD KALLAMNI
DATE: 5/4/06

SALADO SALES, INC.

BY: __________________________
PRINTED NAME: Phillip Horton
TITLE: General Manager
DATE: 4-28-06

UNITED STATES

ASSIGNMENT OF TRADEMARK REGISTRATIONS

WHEREAS, Firas Philipp Ghadri, an individual citizen of Germany and Fouad Kallamni, an individual citizen of the United States, residing respectively at Messerschmidtgasse 23/3, 1180 Vienna, Austria and Apartment 42C, 222 East 93 Street, New York, New York 10128, (hereinafter "Assignor"), have adopted, own and have used in their business certain trademarks and have pending with the United States Patent and Trademark Office certain trademark applications, specifically:

Mark	Application No.	Filing Date
RE5 ENERGY DRINK	78/717,791	September 29, 2005
ENCORE and Design	78/821,692	February 23, 2006

WHEREAS, Salado Sales, Inc., a Texas corporation, having its principal place of business at P.O. Box 6115, Temple, Texas 76503 (hereinafter "Assignee"), is desirous of acquiring the entire right, title and interest in and to the said trademarks, trademark applications and any registrations maturing out of said applications thereof, **together with the goodwill of the business connected therewith;**

THEREFORE, BE IT KNOWN that for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, said Assignors have sold, assigned, transferred and by these presents do hereby sell, assign, and transfer unto the said Assignee, its successors or assigns, the entire right, title and interest in and to the said trademarks, the trademark applications and any registrations maturing out of said applications thereof, together with the goodwill of the business connected therewith and any right to recover for past infringements thereof.

Firas Philipp Ghadri and Fouad Kallamni

[signature]

By: Fouad Kallamni on behalf of Assignors

Date: 5-02-06 5/4/06

DM2\671030.1

(g) The laws of the state of Texas, other than its choice-of-law rules, govern this agreement and all transactions under it.

(h) If any provision of this agreement is declared by a court of competent jurisdiction to violate any applicable law or regulation, then the parties shall negotiate in good faith to modify that provision to the extent necessary to make it legal and enforceable and to achieve a similar economic effect. If the parties cannot agree on such a modification, the provision will be deemed stricken with respect to the jurisdiction in question, and the remainder of this agreement will remain in full force and effect.

(i) This agreement may be signed in two or more counterparts, each of which is to be deemed an original but all of which together are to be considered one and the same agreement. All parties need not sign the same counterpart. This agreement will become effective when counterparts have been signed by each party and delivered to the other party, including by facsimile.

(j) This agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous written or oral agreements and understandings between the parties with regard to that subject matter. No modification of or amendment to this agreement will be effective unless made in writing and signed by both parties.

The parties are signing this agreement on the dates reflected below, although the agreement will be effective as of the date stated in the introductory clause.

PRILABS, INC.

BY: [signature]
PRINTED NAME: PHILIPP GHADIRI
TITLE: PRESIDENT, CEO
DATE: 5-2-2006

SALADO SALES, INC.

BY: [signature]
PRINTED NAME: Phillip Harton
TITLE: General Manager
DATE: 4-28-06

Exhibit 6(a)(3)

BROKERAGE AGREEMENT

THIS AGREEMENT commencing the 1st. day of July 2006, by and between PRILABS, Inc. 373 Broadway Suite D310013 New York, NY USA, a Delaware company (hereinafter called "PRINCIPAL") and GEO Marketing & Sales, an New Jersey company (hereinafter called "BROKER").

WHEREAS BROKER possesses sales, marketing and merchandising expertise in the territory hereinafter defined and desires to provide such expertise by way of services to PRINCIPAL, and

WHEREAS PRINCIPAL, as manufacturer representative of certain products hereinafter defines, desires to secure such services from BROKER for the promotion and sale of these product(s),

WHEREFORE, and in consideration of the undertakings contained herein, the parties agree as follows:

1. **Representation/Territory/Types of Accounts**. PRINCIPAL hereby appoints BROKER its exclusive National Broker in Mass Market accounts. (Mass Market accounts include but not limited to food chains and wholesaler, drug chains and wholesalers, mass merchandisers and wholesale club specific accounts (hereinafter called the "Territory") to promote, sell and service PRINCIPAL'S Product(s) to the accounts listed in Addendum "A" attached.

2. **Sales Policies/Conflict in Terms**. Sales negotiations, marketing and merchandising services provided by BROKER for the account of PRINCIPAL shall generally be conducted in accordance with such prices, terms and conditions as specified by PRINCIPAL in its Current Price Sheet. Approval of all sales and extension of customer credit are at the sole discretion of PRINCIPAL. Any deviation from published terms shall also be at the sole discretion of PRINCIPAL. In the event of any conflict between the Principal's Policy Statement and this Agreement, the terms of this Agreement will prevail.

3. **Compensation**. PRINCIPAL agrees to compensate BROKER on all sales shipped to accounts in the BROKER'S Territory. Such compensation will take the form of commissions at the rate of 6% derived from the sales of all Product[s] shipped and invoiced by PRINCIPAL to the account(s) in paragraph 1 above. Commission shall be attributable to all such orders regardless whether sent by BROKER or received directly by the PRINCIPAL whether by telephone, mail, hand-delivery, facsimile or email. Such commission will be computed on the net price of the products sold. Commission shall be paid promptly within thirty (30) days on all invoiced orders the previous month. PRINCIPAL shall maintain an accurate set of books and records regarding commissions due and shall furnish BROKER monthly a statement of all invoices representing sales to BROKER's accounts and commission payment due. BROKER will be responsible for all commissions due to sub-brokers solicited by BROKER. PRINCIPAL will not be liable for any commissions due to any sub-broker due to any default by the BROKER

4. **Collections & Deductions**. BROKER shall assist PRINCIPAL in its review of any deductions and in communication of the need for prompt and full payment by customers for all deliveries of merchandise and products sold. It is expressly understood that BROKER is not responsible for payment by any

customer but PRINCIPAL may deduct from current payments to BROKER any Product[s] returned for any reason upon which commissions have already been paid to BROKER.

5. **BROKER Services and Responsibilities**. In order to be effective in promoting the sales of PRINCIPAL'S Products in the Territory and servicing the accounts registered to it, BROKER shall:

   a. write and present in a timely manner all purchase orders;

   b. report on local market conditions [with respect to PRINCIPAL's Products and competitive products] as well as BROKER's sales activities so that PRINCIPAL's database can be maintained current for all accounts;

   c. educate customer staff about Products during sales calls;

   d. coordinate co-op advertising (as and when applicable); and

6. **Sales Promotions**. PRINCIPAL shall keep BROKER informed in writing, and on a timely basis, of any changes in sales and promotional policies and programs affecting Products in the Territory.

7. **Samples, Literature & Information**. PRINCIPAL shall provide BROKER, without charge, all necessary samples, pamphlets, supplies, promotional materials, reprints or advertisements, training materials and such other items in sufficient quantities, as reasonably requested by BROKER. PRINCIPAL shall also provide BROKER, from its database, contact and customer information and timely updates appropriate to BROKER'S territory. BROKER acknowledges that the materials specified in this paragraph above are the property of PRINCIPAL and BROKER may be required to return any or all of them at the request of PRINCIPAL or upon termination of this agreement.

8. **Competitive Products**. BROKER shall notify PRINCIPAL in writing in advance of any potential conflict of interest in representation by BROKER of any competitive product. Should such a conflict then materialize, PRINCIPAL may terminate this Agreement without further notice.

9. **Product Indemnification/Insurance**. PRINCIPAL shall defend, hold harmless and indemnify BROKER from any and all loss or damage, costs and expenses, including legal fees, incurred by BROKER from any claim or action made or filed against BROKER claiming loss or injury of any nature whatsoever, resulting from any defect in any merchandise, or from the purchase or use of any product manufactured or distributed by PRINCIPAL.

   Notwithstanding, PRINCIPAL maintains Product Liability Insurance in the amount of US$5, 000,000 per occurrence as a matter of policy.

10. **Agency**. BROKER shall act as an independent contractor or Agent of PRINCIPAL and not as a partner or joint venture with PRINCIPAL. Neither BROKER nor its employees and/or sales associates shall be considered employees of PRINCIPAL, and neither party shall in any event be held liable or accountable for any obligations incurred by the other party other than as specified herein, it being specifically

understood that the respective businesses of each of the parties are and shall be operated separate and apart from each other.

11. **Confidentiality**. BROKER shall cause their respective officers, directors, employees, associates and agents to maintain as confidential any trade secrets, technology, processes or proprietary business information which may be disclosed or acquired in connection with this Agreement.

12. **Term**. This Agreement shall continue in full force and effect for a period of five years from the date first above written and ending on the first anniversary thereof, and is renewable for additional five-year automatically unless notified by either party within 30 days of intent not to renew.

13. **Applicable Law**. The laws of the State of New Jersey shall govern the application, interpretation and enforcement of the provisions of this Agreement. If any term or provision of this Agreement shall to any extent be deemed invalid or unenforceable, the remainder of the Agreement shall not be affected thereby.

14. **Prior Agreement/Amendments**. This Agreement cancels and supersedes all prior agreements with GEO Marketing, oral or written, made between the parties hereto and can only be modified by agreement in writing signed by both of the parties hereto.

15. **Notice.** Any notice called for under this Agreement must be in writing and will be deemed to be given when mailed via certified mail/return receipt requested or by overnight service to either party at its address below written or at such other address as either party may hereafter designate in writing to the other party.

16. **Binding Agreement/No Succession**. This Agreement shall be binding upon the parties hereto. It is not transferable or assignable by BROKER to any successors in interest without the express consent of PRINCIPAL.

The parties hereto, and/or their duly authorized officers, by their signatures below, have ratified this Agreement the day and year first above written.

FOR PRINCIPAL:

PRILABS, Inc.
373 Broadway Suite D3
10013 New York, NY
USA

Signed ____________________________

Date: ____________________________

For Broker:

GEO Marketing LLC
59 Deerfield Lane
Upper Saddle River, NJ 07458
(201) 327-4967

Signed ____________________________

Date: ____________________________

Addendum "A"

- CVS Drugstores & its affiliates
- Walgreen Company & its affiliates
- Duane Reade
- BJ Wholesales
- Costco Wholesale
- Rite Aid Drug Stores & Its affiliates
- Family Dollar
- Dollar General

- Big lots
- Food Lion
- Kerr Drug
- Marc's
- Sav-a-Lot
- Dollar Tree
- Publix
- Fred's
- Pathmark Supermarkets
- Shop-Rite (Wakefern) Supermarkets
- Ahold & its affiliates
- Kmart
- Meijers
- Wegman's
- Albertsons
- Longs Drug
- Price Chopper Supermarkets

Exhibit 6(a)(4)

TRADEMARK ROYALTY AGREEMENT

This TRADEMARK ROYALTY AGREEMENT (the "Agreement") is made as of May 1, 2006 (the "Effective Date") between Firas Philipp Ghadri and Fouad Kallamni (together, "Assignors") and Salado Sales, Inc., a Texas corporation ("Salado Sales").

Simultaneously with the execution of this Agreement, Assignors and Salado Sales are entering into a "United States Assignment of Trademark Registrations" in which Assignors assign to Salado Sales all rights, title and interest in and to two trademarks (each, a "Mark" and together, the "Marks"), trademark applications and any registrations maturing out of said applications thereof, together with the goodwill of the business connected therewith.

In addition, simultaneously with the execution of this Agreement, Salado Sales and PriLabs, Inc., an affiliate of Assignors, are entering into a Product Manufacturing and Distribution Agreement, pursuant to which PriLabs will manufacture and distribute certain products of Salado Sales.

As part of the transactions between Salado Sales, Assignors, and Assignors' affiliate, Salado Sales has agreed to pay Assignors certain contingent royalties and to certain other obligations on the terms and conditions set forth in this Agreement.

1. **Right of First Refusal**. Salado Sales shall provide Assignors with a right of first refusal on any sale or other assignment of either or both Marks by Salado Sales within 20 years following the Effective Date. This right of first refusal will activate at the time Salado Sales receives a bona fide offer for a Mark. Salado Sales shall provide Assignors with written notice that Salado Sales has received the bona fide offer. Assignors may exercise the right of first refusal by (a) sending a written notice to Salado Sales agreeing to re-acquire the Mark(s) on the same terms as the bona fide offer, which notice must be sent within 10 days of receipt of Salado Sales' written notice, and (b) paying the full purchase price to Salado Sales in immediately available funds within 20 days thereafter.

2. **Contingent Royalty**. If Grantors decline or otherwise fail to timely exercise the right of first refusal, Salado Sales may consummate the agreement with the third party offeror, and shall subsequently pay the Assignors, on a joint and several basis, a one-time royalty equal to a percentage of the value received for the Marks in the transaction by Salado Sales. Such percentage shall be determined in accordance with the following, based on the date that the transaction is consummated.

Date of Sale or Other Assignment	Royalty
Before fifth anniversary of Effective Date	confidential treatment requested by the Issuer
On or after fifth anniversary of Effective Date, but before tenth anniversary	confidential treatment requested by the

	Issuer
On or after tenth anniversary of Effective Date, but before fifteenth anniversary	confidential treatment requested by the Issuer
On or after fifteenth anniversary of Effective Date, but before twentieth anniversary	confidential treatment requested by the Issuer

3. **Warranty and Indemnification.** Assignors, jointly and severally, (i) represent and warrant that they have exclusive ownership of the Marks, and (ii) agree to indemnify, protect, hold harmless and defend Salado Sales, its officers, directors, employees, and affiliates, from and against any and all claims, suits, losses, liabilities, expenses and damages (including costs of suit and reasonable attorneys' fees) reasonably incurred by any of them and arising out of any claim that their use of a Mark infringes the rights of a third party.

4. **Term; Termination.** This agreement will commence of the Effective Date and will continue for a period of [confidential treatment requested by the Issuer] years. However, this agreement will automatically terminate, and neither party will have any further obligations hereunder to the other, if the Product Manufacturing and Distribution Agreement is terminated by Salado Sales pursuant to Section 11(b) or 11(d) thereof.

5. **Miscellaneous.**

(a) Assignors agree to execute such further documentation and perform such further actions, including the recordation of such documentation with appropriate authorities, as may be reasonably requested by Salado Sales to evidence and effectuate further the purposes and intents set forth in this agreement.

(b) Any notice, request, consent, waiver or other communication required or permitted hereunder will be effective only if it is in writing and delivered personally or sent by facsimile transmission, a nationally recognized overnight delivery service, or registered or certified mail, postage prepaid, to the other party at the following address (or to any other address as the parties will provide to the other in writing):

If to Assignors:

Firas Philipp Ghadri
Messerschmidtgasse 23/3
1180 Vienna, Austria
Fax: +43 1 2530330017

With a copy to:

Fouad Kallamni
222 East 93rd Street Apt. 42C
New York, New York 10128
USA
Fax: 718-832-4900

If to Salado Sales:

General Manager
Salado Sales, Inc.
P.O. Box 6115
Temple, Texas 76503-6115
Fax: 254-771-7057

With a copy to:

General Counsel
McLane Company, Inc.
4747 McLane Parkway
Temple, Texas 76504
Fax: 254-771-7515

All such notices, requests, consents, waivers or other communications will be deemed to have been given and received on the date of delivery if sent by personal delivery, facsimile transmission, or overnight delivery; or on the third business day after mailing it in accordance with this Section.

(c) Each party shall maintain in strict confidence all information communicated to that party by the other or any affiliate, will use it only for purposes of this agreement, and will not disclose it, or any of the provisions of this agreement, without the prior written consent of the other party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the recipient party. The consent for the disclosure of this agreement to financiers of PriLabs, that may be corporate or private, is given hereby. Each party shall be responsible for ensuring its affiliates' compliance with the provisions of this Section. This Section will survive any expiration or termination of this agreement. Neither party shall issue or make, or cause or permit to be issued or made, any media release or announcement concerning this agreement or the transactions contemplated by this agreement without the prior approval of the other party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of that party.

(d) No waiver of any provision of this agreement will be effective unless in writing and signed by an authorized representative of the party or parties bound thereby. The failure of either party to enforce any provision of this agreement or exercise any right granted hereby is not to be construed to be a waiver of that provision or right, nor to affect the validity of this agreement or any part of it, nor to limit in any way the right of either party subsequently to enforce any provision or exercise any right in accordance with its terms.

(e) This agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. Except for an assignment by Salado Sales to an affiliate or in connection with a sale or all or substantially all of its assets, neither party may assign this agreement or the performance of any obligations under this agreement unless the other consents in writing.

(f) The laws of the state of Texas, other than its choice-of-law rules, govern this agreement and all transactions under it.

(g) If any provision of this agreement is declared by a court of competent jurisdiction to violate any applicable law or regulation, then the parties shall negotiate in good faith to modify that provision to the extent necessary to make it legal and enforceable and to achieve a similar economic effect. If the parties cannot agree on such a modification, the provision will be deemed stricken with respect to the jurisdiction in question, and the remainder of this agreement will remain in full force and effect.

(h) This agreement may be signed in two or more counterparts, each of which is to be deemed an original but all of which together are to be considered one and the same agreement. All parties need not sign the same counterpart. This agreement will become effective when counterparts have been signed by each party and delivered to the other party, including by facsimile.

(i) This agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous written or oral agreements and understandings between the parties with regard to that subject matter. No modification of or amendment to this agreement will be effective unless made in writing and signed by both parties.

The parties are signing this agreement on the dates reflected below, although the agreement will be effective as of the date stated in the introductory clause.

ASSIGNORS

FIRAS PHILIPP GHADRI
DATE: 4-28-06

FOUAD KALLAMNI
DATE: 4/28/06

SALADO SALES, INC.

BY: ______________________
PRINTED NAME: Phillip Horton
TITLE: General Manager
DATE: 4-28-06

Exhibit 6(a)(5)

REXAM

e-mail

From	**Felix Schmoll**	To	**Prilabs Inc, Zürich** **Mr. Philip Ghadri**
Fax (direct)	+43 (0) 2256 82010	e-mail	kimberley@prilabs.com
E-mail	felix.schmoll@rexam.com	Copy	philipp@prilabs.com
Tel (direct)	+43 (0) 2256 808-142	Date	2006-12-14 Pages 4

Agreement 2007

Dear Mrs. Kimberly,

We are pleased to confirm without obligation as follows.

Product:	Aluminium Beverage Cans, printed up to six colours Technical Specifications according "Rexam Customer Reference Manual"
Volume:	Will be announced later
Price 250ml can:	107,00 EUR /1.000 pieces, standard end 2.00 included
Price 296ml can:	117,00 EUR /1.000 pieces, standard end 2.00 included
Price 500ml can:	105,00 EUR / 1.000 pieces, standard end 2.02 included
Miscellaneous:	The costs for the label development will be charged up-front at a rate of 1.200.- EUR per label. The up charge for engraved ends (US deposit) 1,35 EUR / 1.000 pcs. The up charge for coloured and UTT lazer engraved tabs 3,20 EUR /1.000 pcs. – tooling costs: EUR 3.000,– (please see our e-mail of December 4th, 2006) Please accept that we are asking you to confirm before production, that Rexam shall not be liable either for the artwork or for the factual statements incorporated in the can decoration (see page 4).
Delivery Condition:	DDU Frankenmarkt
Payment:	100% payment in advance
Production:	The minimum production order is 250.000 pieces per label and size. Due to our machine-made mass production we need to ask you however to accept a maximum deviation of 10%. Ends can only be supplied in full pallets.

REXAM

For new labels a lead-time of approx. 5 weeks – from receipt of artworks and receipt of your order and payments – need to be taken into consideration. Existing labels can be produced within 2 to 3 weeks under the same premises.

Exceptions: For orders with a volume of 150.000 pieces the up-charge would be 11.- EUR / 1.000 pieces. Please note that we can offer this option only for labels printed with line works only but no half-tone.

Packaging: The cans will be packed on pallets 1180mm x 1250mm. Please note that the delivered pallets, frames and layer-pads need to be returned. Packaging material which will not be returned or damaged material will be charged.

Delivery: The delivery will be arranged by full truck loads (22 or 24 pallets per truck).

Storage: The storage of the ordered cans and ends is free of charge for a period up to six months, afterwards the remaining stock and the storage costs (monthly 10.- EUR per pallet) will be charged.

Guarantee: The quality of the cans corresponds to the demand of the European Beverage Industry.

In order to secure the compatibility of your beverage with our inside lacquer we suggest the following procedure:

Rapid Test: the purpose of this test is to evaluate the aggressiveness potential of the product to be filled. For this purpose 10 litres of your beverage (filled in PET or glass containers) and a list stating the ingredients need to be sent to the attention of Mr. Werner Koch at Rexam Enzesfeld, Hauptstrasse 11. After the completion of this test we will recommend a temporary "best by date". We would like to stress however that a full guarantee for 12 months can only be granted once the Testpacks have been completed successfully.

Testpacks: this test is about the observation of filled cans for a period of 12 months. After a positive result Rexam grant for one year after filling for primary corrosion under the premise that proper filling, packaging and storage took place. Details regarding the procedure will be communicated by Werner Koch

REXAM

(werner.koch@rexam.com) after the completion of the Rapid Test.

If you decide to go ahead without any of the above mentioned tests Rexam can not take any responsibility for damages caused by incompatibility of the filled beverage with the inside lacquer.

Validity of offer: 31st of December 2007

We hope that we can offer you competitive prices and conditions and look forward to receiving your orders. Please do not hesitate to contact us for any questions you might have.

Best regards,
REXAM Beverage Can Enzesfeld

(unsigned e-mail message)
Felix Schmoll

REXAM Beverage Can Enzesfeld GmbH
Attn.: Felix Schmoll
Hauptstraße 11
A-2551 Enzesfeld

Reply "INDEMNITY LETTER"

Rexam shall not be liable either for the Artwork or Design or for the factual statements incorporated in the can decoration.

In consideration of Rexam producing cans for the Customer, the Customer warrants and represents to Rexam that the Artwork and Design is free from any third party rights (under Austrian or any other law) and that its use will give rise to no claim against Rexam. The Customer shall indemnify and hold harmless Rexam from and against all liabilities damages claims costs and expenses whatsoever (in particular those arising out of copyright, trade mark and competition law) which may be brought against Rexam arising out of or in conjunction with the incorporation of such Artwork and Designs on cans manufactured and sold by Rexam.

The Customer shall also indemnify and hold harmless Rexam from and against all consequential losses which may arise from any legal complaints brought against it in relation to the incorporation of such Artwork and Designs on such cans, which shall include in particular storage costs of the cans which are the subject of complaint and compensation for any damages that may be awarded against Rexam.

The Customer shall immediately notify REXAM in writing if third parties should bring claims against it in relation to its Artwork and Designs and in particular claims that such Artwork and Designs may infringe any third party rights.

The Customer agrees that this indemnity shall apply in respect of Rexam's use of Artwork and Design previously supplied to it and such other Artwork and Designs that may in the future be supplied to Rexam. This indemnity shall also apply for the benefit of all Rexam Group Companies involved in the manufacture and supply of cans to the Customer.

....

....

Signed for and on behalf of the Customer by its duly authorised representative
Date

Exhibit 6(a)(6)

FOREIGN TRADE SALES CONTRACT
No.______

"Esarom Essenzenfabrik Ges.m.b.H.", Esaromstraße 51, 2105 Oberrohrbach, a company in Austria, hereinafter referred to as **Seller**, represented by Michael Kornberger, acting on the basis of the Articles of Association, on one side and **"PriLabs Inc."**, 34 15th Street, Brooklyn, NY 11215, a legal entity under the laws of Austria, represented by Mr. F. Philipp Ghadri, acting on grounds of duly executed power of attorneys, hereinafter referred to as **Buyer**, on the other side, have concluded this Contract on the following:

1. Subject of Contract

1.1. Seller hereby undertakes to sell and Buyer hereby undertakes to purchase the groups of products (non-alcohol containing and alcohol containing), produced and sold by Seller for the food industry. Article, definition of the Goods, quantity and price of the Goods are defined for each delivery in accordance with the form specified in Appendix No. 1 to the present Contract.

2. Terms of Delivery and Notification

2.1. Delivery terms are understood as DDU to a location within the Austrian territory denominated by the Buyer and are interpreted as per INCOTERMS – 2000 (Publication № 560 of the International Chamber of Commerce).

2.2. Partial delivery is conducted on the basis of a written request by Buyer to Seller.

2.3. If payment under previous contracts with Buyer is still unsettled at the date of the anticipated shipment of the PRODUCTS, Seller reserves herewith the right to delay the delivery of PRODUCTS until full payment of the outstanding amounts is made.
Seller shall not be responsible for any damages or losses incurred by Buyer due to the delay or the withholding of delivery.

2.4. Buyer shall comply with all governmental laws and regulations applicable to the importation and storage of the PRODUCTS.

2.5. The Buyer covenants and agrees to indemnify, defend, protect and hold harmless the Seller, its officers, directors, employees, stockholders, assigns, successors and affiliates from, against, and in respect of, all damages, costs and expenses (including reasonable attorneys' fees) suffered, sustained, incurred or paid by the Seller, in connection with any action, proceeding, dispute or controversy between the Buyer, its officers, directors, employees, stockholders, assigns, successors and affiliates and the Seller or between the Seller and a third party in connection with, resulting from, or arising out of, directly or indirectly, any action, proceeding, dispute or controversy in which it is alleged that the product, its packaging, or any ingredient(s) or component(s) thereof, whether or not allegedly defective, caused, will cause, or might cause injury or damages to any person or property.

3. Price and terms of payment

3.1. Payment shall be made in Euro (EUR).

3.2. Payment shall be made by bank transfer to the following Sellers' bank account in advance to the delivery:
Bank Austria Creditanstalt AG
BLZ 12000
Konto-Nr.: 00791010200
IBAN: AT971100000791010200
SWIFT/BIC: BKAUATWW
All bank charges shall be settled by the buyer.
3.3. The payment date shall be the date on which the full purchase price is credited to Seller's bank account.

3.4. Upon request by Seller, Buyer shall furnish Seller sufficient and acceptable security (such as pledges, mortgages, liens, first rate bank guarantees, etc.) in order to assure payment of the outstanding amounts.

3.5. Should Buyer breach its obligation under p. 3.4. to furnish acceptable and sufficient security upon Seller's request, then Seller shall be entitled to withhold its performance obligation.
Buyer shall not be entitled to claim damages and losses if Seller withholds performance of the Contract.

3.7. The title of ownership for the shipment lot in transition belongs to the Seller until the execution of clause 3.2. of the present Contract by the Buyer, here at the Buyer has the right to sell the Goods prior to transition of ownership.

4. Packaging

4.1. The Seller shall pack the PRODUCTS so as to reasonably protect them from damage or deterioration during the transportation to the delivery destination.

5. Warranty, Claims and Acceptance

5.1. The PRODUCTS supplied hereunder shall conform on the date of delivery to the Product Specification and Certificate of Quality disclosed by the Seller to the Buyer.

5.2. Seller makes no other representation or warranty of any kind, than stated in p. 5.1., express or implied.

5.3. Any claims for damages, defects or shortage in any quantity of PRODUCTS must be made within 7 days from the date of delivery.
Failure to make any such claims within said period shall constitute acceptance of the PRODUCTS delivered.

5.4. Claims must be made in writing and must specify the batch number and quantity of the PRODUCTS in respect of which they are made.
They must contain full particulars of the claim and be submitted with all evidence available, including the survey report drawn up by officially recognized and independent surveyors.

5.5. Sellers' liability for any claims from Buyer shall be limited to the purchase price of the PRODUCTS with respect to which such claims are made, or, at the Seller's choice, replacement of such PRODUCTS.
In no event shall Seller be liable to Buyer for any loss of profit, special, indirect, incidental or consequential damages.

5.6. In case of claims, Buyer may under no circumstances dispose of the PRODUCTS in discussion.
Buyer is obliged to fulfill any requests from Seller, necessary for clarification of details to the claims. In case of inspection by a representative of the insurance company of the Seller, Buyer has to allow the said representative to inspect the PRODUCTS on the premises of the Buyer.

6. Force-Majeure

6.1. In case of force-majeure circumstances preventing partial or entire fulfillment of the obligations by one of the parties (earthquakes, floods, other natural catastrophes, wars, embargo or changes in the legislation or general policy of the appropriate country, etc.), the performance of the Contract will be postponed accordingly.

6.2. If the circumstances occur longer than 6 months, the Contract may be terminated with immediate effect by either party giving written notice to the other party.
If the Contract is terminated accordingly, neither party shall be deemed to be in breach of this Contract.
Any Prepayment made shall be reimbursed.

6.3. A party hereto faced with a force-majeure situation will immediately inform the other Party with an approximate evaluation of the term of the force-majeure situation.

7. Dispute Resolution and Applicable Law

7.1. The contracting parties shall make their best efforts to settle all disputes concerning this agreement including the issue of its valid conclusion and its pre- and post-contractual effects by mutual agreement.

7.2.

7.2.1. All disputes arising out of this contract or related to its violation, termination or validity shall be finally settled under the Rules of Arbitration and Conciliation of the International Arbitral Center of the Austrian Federal Economic Chamber in Vienna (Vienna Rules) by on or more arbitrators appointed in accordance with these rules.

7.2.2. The number of arbitrators shall be three. The language to be used in the arbitral proceedings shall be German. The place of performance of the arbitral proceedings shall be the seat of the International Arbitral Center of the Austrian Federal Economic Chamber in Vienna. The International Arbitral Center of the Austrian Federal Economic Chamber in Vienna (VIAC) shall apply as material law the laws of Austria. The application of the United Nations Convention and Contracts for the International Sale of Goods is excluded.

7.2.3. The VIAC shall determine the amount of costs of the parties and shall state who should bear the costs of the proceedings or the proportion in which the costs of the proceedings are to be shared.

7.2.4 For the parties of the arbitral proceeding the award is conclusive and binding. According to § 598 (2) of the Austrian Code of Civil Procedure (ZPO), the parties expressly waive the application of § 595 (1), figure 7 of the said code.

7.3. This contract including the issue of its valid conclusion and its pre- and post-contractual effects is governed by laws of Austria. The application of the provisions given by the International Private Law Code (IPRG) as well as the application of the United Nations Convention on Contracts for the International Sale of Goods is excluded.

9. Other Terms and Conditions

9.1. This Contract supersedes all prior oral and written agreements or understandings between the Parties with respect to the subject matter and terms and conditions hereof.

9.2. This contract is made and signed in two originals in English.

9.3. Without the written consent of Seller, Buyer shall not be entitled to assign this Contract or any of its obligation to a third party.
However, Seller is entitled to assign its rights under this Contract to a third party at its sole discretion without securing the consent of Buyer.

9.4. All changes of and amendments to the present contract may be made only in writing, and are valid only upon signing by both Parties.

9.6. This contract shall become binding upon both parties' signature to this Contract.

10. Date and Signatures

Oberrohrbach, [insert date]

For Seller:

ESAROM Essenzenfabrik Ges.m.b.H.
A – 2105 Oberrohrbach, Esaromstraße 51

____
(Mag. Michael Kornberger)

Oberrohrbach, [insert date]

For Buyer:

"PriLabs Inc"
Brooklyn, NY 11215

____
F. Philipp Ghadri

Appendix No. 1

Product List

Products for EU-Region	
Product No.	**Product-Description**
121676	Energy-Flavor-Compound
140078	Caffeine-Vitamin-Mix
Products for Arab Region	
Product No.	**Product-Description**
121699	Energy-Flavor-Compound
140081	Caffeine-Vitamin-Mix

Exhibit 6(a)(7)

PRODUCT MANUFACTURING AND DISTRIBUTION AGREEMENT

This Product Manufacturing and Distribution Agreement (this "Agreement") is entered into as of January 26, 2007 (the "Effective Date") by and between PriLabs, Inc., a Delaware corporation ("PriLabs") and Walgreen Co, , an Illinois corporation on behalf of itself and its subsidiaries ("Walgreens").

PriLabs' goal is to create a premium energy drink brand **24 7 Energy Drink**, exclusive to the Walgreens stores, that will compete with all national brands on taste, quality and image. PriLabs' PLP (Private Label Program) offers Walgreens a comprehensive program that results in a premium shelf ready product. Accordingly, the parties agree as follows:

1. Scope of Agreement.

(a) During the Term of this Agreement, PriLabs agrees to produce, package, and sell the **24 7 Energy Drink** described on Exhibit A, B, C, D, E and F ("Beverages") in accordance with the terms set forth in this Agreement.

(b) Nothing contained in this Agreement will preclude Walgreens from engaging any other manufacturer for the purpose of producing and distributing products, including energy drinks. Nothing in this Agreement will preclude PriLabs from manufacturing other products for itself or other parties to market, including products that compete directly with the Beverages.

2. Production Orders.

(a) Walgreens agrees that each order for PriLabs to manufacture Beverages under this Agreement ("Production Order") will set forth the specific quantities of each Beverage to be manufactured, and will be issued to PriLabs at least 10 days prior to the date (if any) specified in the Production Order for such Beverages to be ready for shipment. The first order however has to be issued to PriLabs at least 56 days (8 weeks) prior to the date specified in the Production Order for such Beverages to be ready for shipment. Production Orders may be placed by Walgreens or its designated purchasing agent(s) for Walgreens' account. In the event PriLabs has not given Walgreens notice of acceptance or rejection of a Production Order within 3 days of receipt thereof, such order shall be deemed accepted. PriLabs shall accept all Production Orders that conform to the terms of this Agreement. Following the manufacture, PriLabs shall store (in its warehouse facility in Cranbury, NJ) quantities of finished Beverages for up to 90 days without additional charge in order to accommodate the orders and shipping dates desired by the ordering party.

(b) Subject to the terms and conditions of this Agreement, Walgreens agrees to purchase at least [confidential treatment requested by the Issuer] cans of Beverages hereunder during the Term.

(c) Walgreens agrees to purchase [confidential treatment requested by the Issuer] cans per SKU as the initial purchase order until April 1, 2007.

(d) Walgreens agrees to purchase [confidential treatment requested by the Issuer] bottles per SKU as the initial order.

3. **Beverages.** PriLabs shall produce each Beverage in accordance with a formulation that has been sampled and approved by Walgreens prior to the Effective Date. However, nothing in this Section shall require PriLabs to provide or otherwise disclose the specific Formula for any Beverage to Walgreens. For purposes of this Section, "Formula" means the specific written instructions for combining specified quantities of ingredients to produce the applicable Beverage. PriLabs shall be exclusively responsible for the Formula for each Beverage, including compliance with federal, state and local law governing the composition of consumer products. PriLabs represents and warrants that it owns, and will at all times during this Agreement continue to own, the formula used in the production of each Beverage. PriLabs further represents and warrants that Beverage, including the Formula and product packaging/labels, are in full compliance with all applicable laws and regulations. In the event of any product recall required by the Consumer Product Safety Commission or any Federal, state or local governmental authority or applicable laws/regulations, PriLabs shall be responsible for all fees and expenses incurred by Walgreens relating to (a) the removal of Beverages from all stores and storage for return to PriLabs and (b) Walgreens' contacting of its customers who purchased Beverages from Walgreens, as may be required for the recall by applicable authority or law.

4. **Packaging.** PriLabs shall produce each Beverage in a filled and sealed container bearing a label specified or otherwise approved by Walgreens. PriLabs shall place all containers in secondary packages (paper cartons, cases, carriers, trays or other devices for shipment and/or merchandising) as designated by Walgreens. All packaging materials will be subject to Walgreens approval. Unless otherwise specified by Walgreens or the applicable buyer, PriLabs shall further place all packaged beverages on standard beverage industry pallets for shipment.

5. **Licensed Marks.**

Prilabs is presently the owner of U.S. Trademark Application Ser. No. 77002349 and, pursuant to the execution of this Agreement, PriLabs agrees to assign such Application and all goodwill related thereto to Walgreens by executing the attached Assignment set forth on Exhibit G and returning same to Walgreens for filing with the U.S. Patent and Trademark Office. An executed original of Exhibit G, on three (3) pages, shall be sent, via courier, to: Walgreen Co. Law Department 104 Wilmot Rd. MS#1425 Deerfield, Illinois 60015 Attn: Intellectual Property contemporaneously with execution of this Agreement.

(a) PriLabs shall provide all Beverages manufactured hereunder under the trademark(s) or such other trade name(s) set forth on Exhibit B (the "Licensed Marks"), as they may be refreshed or otherwise amended by Walgreens from time to time and provided to PriLabs. In pursuing and perfecting any registrations of the Licensed Marks, Walgreens shall keep PriLabs or its counsel informed from time to time upon request of the progress in such pursuits, wherein such request shall be made to the address above.

(b) Walgreens hereby grants to PriLabs a non-exclusive, non-transferable right to use the Licensed Marks solely on the Beverages ordered to be manufactured for Walgreens hereunder. PriLabs acknowledges that no trademark or trade name rights in any of the Licensed Marks are granted by this Agreement. PriLabs further agrees to the following:

(i) to comply with Walgreens' guidelines and instructions regarding use of the Licensed Marks as communicated to PriLabs from time to time;

(ii) in the event Walgreens notifies PriLabs that such use is not in conformance with Walgreens' guidelines and instructions, to promptly bring such use into conformance;

(iii) to ensure that all use of the Licensed Marks will not reflect adversely upon the good name or good will of Walgreens and that all Beverages in connection with which the Licensed Marks are used are of high standard and workmanship and of such nature, style, appearance and quality as shall be adequate and suited to the protection of the Licensed Marks and the goodwill associated therewith;

(iv) not to use the Licensed Marks (or any part thereof) as part of, or in combination with, any other names or trademarks without Walgreens' prior written approval;

(v) not to register (or aid any third party in registering) the Licensed Marks (or confusingly similar mark) or take any action inconsistent with the applicable owner's ownership of the Licensed Marks in any jurisdiction; and

(vi) that all usage of the Licensed Marks will be on behalf of, and inure to the benefit of, Walgreens.

(c) PriLabs acknowledges that Walgreens owns the Licensed Marks and PriLabs agrees that it shall use only the Licensed Marks in the production and marketing of the Beverages and no other trade name or trademark and shall use the Licensed Marks. PriLabs agrees that nothing in this Agreement or the transactions hereunder will grant PriLabs any right, title, or interest in the Trademarks.

6. Quality Assurance.

(a) Walgreens shall have the right, at any time, to monitor and review the practices and procedures of PriLabs in the production and packaging of Beverages and to inspect any facilities in which Beverages are manufactured or stored. However, in the exercise of its authority under this Section, Walgreens shall not unreasonably interfere with PriLabs' production processes for its own proprietary brands or for other brands that it produces under contract with third parties. Walgreens acknowledges that all information obtained in the course of any such inspection shall be deemed proprietary information pursuant to Section 14(c) of this Agreement.

(b) If PriLabs or any affiliate develops any enhancements or improvements to the formula or develops any alternative formula during the term of this Agreement, PriLabs shall promptly notify Walgreens in writing and shall make such formula(e) available to Walgreens for the Beverages at Walgreens' sole election and at no additional cost.

7. Appointment as Authorized Distributor.

(a) PriLabs shall not sell or distribute any Beverages to any person or entity other than Walgreens, its Affiliates, or other designees to whom Walgreens has assigned purchase rights under this Agreement.

8. Purchase Orders.

(a) PriLabs shall accept each purchase order for Beverages from Walgreens, its Affiliates (as defined below) or other designees to whom Walgreens has assigned purchase rights under this Agreement, provided that the purchase order (i) sets forth the specific quantities of each Beverage ordered, (ii) places an order in at least one pallet total quantities per distribution centre, (iii) sets forth the delivery address to which the Beverages are to be shipped (which freight arrangements and costs are the sole responsibility of PriLabs), and (iv) is issued to PriLabs at least 10 days prior to the date specified in the order (if any) for such Beverages to be shipped. For purposes of this Agreement, "Affiliate" means, with respect to any entity, any other entity directly or indirectly controlling, controlled by, or under common control with that entity. Without limiting the generality of the preceding sentence, an entity will be deemed to control another if it owns or has the power to vote, directly or indirectly, more than 50 percent of the voting rights of that other entity.

9. Price and Payment.

(a) The invoice prices for Beverages to be sold to Walgreens, its Affiliates and other designees during the Term are set forth on Exhibit A to this Agreement ("Invoice Price"). No change to Invoice Price is permitted during the Term, except in the event of mutual written agreement of PriLabs and Walgreens.

(b) All invoices hereunder are due and payable 30 days from receipt. PriLabs shall extend to Walgreens (and its designees or any other buyer(s), as applicable) a 1% discount for all invoices paid within 10 days of receipt.

(c) Additionally, PriLabs shall extend Walgreens a ½% discount to the off Invoice Price in lieu of Walgreens "1506 Program", which discount shall be applied on all invoices submitted by PriLabs.

10. Marketing Efforts .

(a) PriLabs top management will work directly with the Walgreens team to formulate and execute a marketing strategy for the Beverages and PriLabs agrees that all goodwill arising from such activities as recited herebelow shall inure to the benefit of Walgreens..

(b) PriLabs will provide Walgreens with secondary packaging in the form of 4-packs, 6-packs and 12-packs.

(c) PriLabs will create a high end interactive webpage conveying the brand philosophy. The web page will also be used as a vehicle to create a customer database for promotions. Hot links shall be included.

(d) PriLabs will invest [confidential treatment requested by the Issuer] for the initial launch of the Beverages for the program discussed.

(e) PriLabs will invest [confidential treatment requested by the Issuer] of gross sales, as a bill back (BB) per order, into a marketing fund on an ongoing basis which will be managed by PriLabs marketing team.

(f) PriLabs will support the 2007 Managers Seminar.

(g) New item tag fees of [confidential treatment requested by the Issuer] will be paid out of the marketing fund.

(h) PriLabs will support Walgreens new store openings by providing [confidential treatment requested by the Issuer] eaches per SKU. Walgreens intends to open up [confidential treatment requested by the Issuer] new stores this year.

(i) PriLabs will design and develop top of the line POS materials. Point of Sale items may include barrel coolers, case stackers, shelf extenders, store signs, stickers, glide racks and promotional vehicles.

(j) PriLabs will work with the Walgreen's team to develop in-store and off-site promotions. PriLabs will utilize its' marketing resources to engage grass roots marketing to help build brand awareness. The goal being to bring both existing and new customers into the Walgreens stores to purchase their exclusive Beverages.

11. Term and Termination.

(a) The initial term of this Agreement will commence as of the Effective Date and, unless earlier terminated pursuant to this Section 11, will continue for a period of [confidential treatment requested by the Issuer] years ("Term"). In the event PriLabs is in material compliance with the material terms of this Agreement at the end of the Term, Walgreens shall provide first right of refusal in order to keep said contract with Prilabs.In the event both parties are satisfied with the program contemplated hereunder, then this Agreement shall renew for an additional three (3) years from the final date of the Term on the same terms and conditions as the Term set forth in this Agreement.

(b) Walgreens may also terminate this Agreement effective immediately upon written notice if (i) the formula of any Beverage is altered in any way or for any reason without Walgreens' prior written consent, (ii) PriLabs is in default of any of its obligations to manufacture, package and/or ship any Beverages, which default continues for a period of 60 days following receipt by PriLabs of written notice from Walgreens regarding such default, (iii) all or substantially all of PriLabs business or assets have been acquired by a third party, (iv) a transaction or series of transactions results in the majority of voting control of PriLabs being acquired by a person or persons not currently holding an equity interest in PriLabs, or (v) PriLabs materially breaches any other term or condition of this Agreement and such breach has not been cured to Walgreens' reasonable satisfaction within 60 days after written notice by Walgreens.

(c) PriLabs may terminate this Agreement on immediately upon written notice to Walgreens if Walgreens is in arrears in payment of undisputed amounts in excess of 30 days beyond the payment term, and such arrearage has remained outstanding for in excess of 15 days after written demand for payment was made by PriLabs to Walgreens.

(d) In the event of either party becomes insolvent or proceedings are instituted by or against it under any provision of any federal or state bankruptcy or insolvency laws, the non-bankrupt party may terminate this Agreement immediately upon written notice.

(e) Upon any termination of this Agreement by PriLabs pursuant to Section 11(c) or 11(d), then (i) Walgreens shall promptly purchase from PriLabs all finished Beverages that Walgreens has previously issued purchase orders to purchase.

(f) In the event that this Agreement is not renewed, then for a period of 180 days following the expiration of the Term hereof or any subsequent renewal term, Walgreens agrees that if it makes an offer to a 3rd party (the "3rd Party") which manufactures beverages of an exact specifications to that of PriLabs to enter into a manufacturing and/or distribution agreement similar to this Agreement, then Walgreens shall also make an offer to PriLabs to enter into another manufacturing and/or distribution agreement with the same terms and conditions offered to the 3rd Party.

12. Indemnification. PriLabs shall indemnify, defend and hold Walgreens and all of its subsidiaries and affiliates harmless from and against any and all loss, liability, cost or expense of any nature whatsoever, including reasonable attorneys' fees (collectively, "Product Liability Damages"), arising out of or associated with all claims (i) for personal injury or property damage caused by impurities, defects, or adulteration of any kind in the Beverages manufactured and/or packaged by PriLabs, regardless of when manufactured or packaged; except to the extent that the Beverage Liability Damages were caused solely by packaging materials or ingredients purchased, specified or otherwise approved by Walgreens subsequent to written notice from PriLabs reasonably advising that such packaging materials or ingredients should not be used in the Beverages for health and safety reasons; (ii) that the Beverages supplied hereunder or the Formula thereof infringe any patent or trade secret of a third party; (iii) arising out of or related to any acts (including all marketing activities and statements) or omissions of PriLabs or any of its agents or affiliates, including any breach of the terms and conditions of this Agreement; or (iv) that the Beverages violate or fail to fully comply with any applicable laws or regulations.

13. Insurance. PriLabs must, during the performance of this Agreement, maintain the following insurance coverage as indicated or as required by law, whichever is greater, with insurers in good standing, possessing an A.M. Best rating of not less than A-/IX, and authorized to do business under the laws of the State(s) and/or Countr(y/ies) where performance occurs: Commercial General Liability written on an occurrence coverage form, naming Walgreens, its subsidiaries and affiliates as additional insureds, including, without limitation, Bodily Injury and Property Damage Liability, Products and Completed Operations Liability, Contractual Liability, and Personal and Advertising Liability. The minimum limits are [confidential treatment requested by the Issuer]per each occurrence, [confidential treatment requested by the Issuer]aggregate (Products and Completed Operations), and Four Million Dollars ($4,000,000) general aggregate;

PriLabs must tender to Walgreens certificates of insurance evidencing the coverage required to be maintained by PriLabs. The certificates must provide that no change or cancellation of insurance will be made without thirty (30) days' prior written notice to Walgreens. In addition, PriLabs shall name Walgreens as an additional insured on its insurance policies for providing coverage under the provisions of this section.

14. Miscellaneous.

(a) PriLabs shall secure and maintain at all times during the term of this Agreement all permits, licenses, approvals and the like required by any federal, state or local governmental agency to manufacture, sell and otherwise perform the services contemplated under this Agreement. As between PriLabs and Walgreens, PriLabs shall be solely responsible for all importing and customs requirements and duties associated with the import of any Beverages that PriLabs may elect to manufacture in whole or in part outside the United States.

(b) Any notice, request, consent, waiver or other communication required or permitted hereunder will be effective only if it is in writing and delivered personally or sent by facsimile transmission, a nationally recognized overnight delivery service, or registered or certified mail, postage prepaid, to the other party at the following address (or to any other address as the parties will provide to the other in writing):

If to PriLabs:

PriLabs Inc.

34 15th Street

Brooklyn, New York 11215

If to Walgreens:

Walgreen Co.

200 Wilmot Road

Deerfield, IL 60015

With copy to:

Law Department

104 Wilmot Road, MS#1425

Deerfield, IL 60015

All such notices, requests, consents, waivers or other communications will be deemed to have been given and received on the date of delivery if sent by personal delivery, or overnight delivery; or on the third business day after mailing it in accordance with this Section.

(c) Each party shall maintain in strict confidence all information communicated to that party by the other or any affiliate, will use it only for purposes of this Agreement, and will not disclose it, or any of the provisions of this Agreement, without the prior written consent of the other party, except to the extent (i) such information is available to the public through no fault of the recipient party or obtained from a third party on a non-confidential basis without restrictions on disclosure and (ii) except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the recipient party upon immediate notice to the other party to contest disclosure or seek protective order. Each party shall be responsible for ensuring its affiliates' compliance with the provisions of this Section. This Section will survive any expiration or termination of this Agreement. Neither party shall issue or make, or cause or permit to be issued or made, any media release or announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior approval of the other party, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of that party (in which case a prompt follow-up notice shall be provided to the other party). Consent of Walgreens shall not be valid unless obtained from a Walgreens corporate vice president or its Director of Corporate Communications.

(d) No waiver of any provision of this Agreement will be effective unless in writing and signed by an authorized representative of the party or parties bound thereby. The failure of either party to enforce any provision of this Agreement or exercise any right granted hereby is not to be construed to be a waiver of that provision or right, nor to affect the validity of this Agreement or any part of it, nor to limit in any way the right of either party subsequently to enforce any provision or exercise any right in accordance with its terms.

(e) This Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. Neither party may assign this Agreement or subcontract the performance of any obligations under this Agreement unless the other consents in writing, except that Walgreens may assign to affiliates or third parties the right to purchase Beverages from PriLabs under this Agreement.

(f) PriLabs will be an independent contractor with respect to Walgreens. PriLabs and Walgreens understand and agree that neither party is, by virtue of this Agreement or anything contained herein, constituted or appointed the employee, partner, agent of, or joint venture with, the other party for any purpose whatsoever, nor shall anything herein contained be deemed or construed as granting Walgreens or PriLabs any right or authority to assume or to create any obligation or responsibility, express or implied, for or on behalf of or in the name of the other, or to bind the other in any manner or way whatsoever.

(g) The laws of the state of Illinois, without regard to choice-of-law rules, shall govern this Agreement and all transactions under it.

(h) If any provision of this Agreement is declared by a court of competent jurisdiction to violate any applicable law or regulation, then the parties shall negotiate in good faith to modify that provision to the extent necessary to make it legal and enforceable and to achieve a similar economic effect. If the parties cannot agree on such a modification, the provision will be deemed stricken with respect to the jurisdiction in question, and the remainder of this Agreement will remain in full force and effect.

(i) This Agreement may be signed in two or more counterparts, each of which is to be deemed an original but all of which together are to be considered one and the same Agreement. All parties need not sign the same counterpart. This Agreement will become effective when counterparts have been signed by each party and delivered to the other party, including by facsimile.

(j) This Agreement constitutes the entire agreement of the parties with regard to its subject matter and supersedes all previous written or oral agreements and understandings between the parties with regard to that subject matter. No modification of or amendment to this Agreement will be effective unless made in writing and signed by both parties.

The parties are signing this Agreement on the dates reflected below, although the Agreement will be effective as of the date stated in the introductory clause.

PRILABS, INC.	**WALGREEN CO.**
BY: ______________________	BY: ______________________
PRINTED NAME: ______________	PRINTED NAME: ______________
TITLE: ______________________	TITLE: ______________________
DATE: ______________________	DATE: ______________________

Approved by Department	
LAW	By:
Purchasing	By:
IP Law	By:

EXHIBIT A

BEVERAGES AND PRICES

Beverage	Packaging	Packaging	Price
24 7 Energy Drink	16 oz	Single	$
		12-pack	$
24 7 Energy Drink – Sugar-Free	16 oz	Single	$
		12-pack	$
24 7 Energy Drink - Cherry Berry	16 oz.	Single	$
		12-pack	$
24 7 Energy Drink – Lemon Lime Orange	16 oz.	Single	$
		12-pack	$

confidential treatment requested by the Issuer for each of the prices listed on this Exhibit A

EXHIBIT B

LICENSED MARK

24 7 Energy Drink

Word Mark	**24 7 ENERGY DRINK**
Goods and Services	IC 032. US 045 046 048. G & S: Energy drinks. FIRST USE: 20060913. FIRST USE IN COMMERCE: 20060913
Standard Characters Claimed	
Mark Drawing Code	(4) STANDARD CHARACTER MARK
Design Search Code	
Serial Number	77002349
Filing Date	September 19, 2006
Current Filing Basis	1A
Original Filing Basis	1A
Owner	(APPLICANT) PriLabs Inc. CORPORATION DELAWARE 34 15th St. Brooklyn NEW YORK 11215
Type of Mark	TRADEMARK
Register	PRINCIPAL
Live/Dead Indicator	**LIVE**

EXHIBIT C

24 7 ENERGY DRINK



24:7
Nutrition Facts
Serving Size 8 FL OZ. 2 Full Servings Per Can
Amount Per Serving:
Calories 120
*Daily Value %
Total Fat 0g 0%
Sodium 61mg 2.5%
Total Carb. 28g 9.13%
Sugars 28g
Protein less than 1g
Niacin 76%
Not a significant source of sat. fat, cholest., fiber, vitamin A, vitamin C, calcium and iron.
*Percent Daily Values are based on a 2,000 calorie diet.
NET 16 FL OZ (473ML)
Manufactured by: Prilabs Inc., Brooklyn, NY 11215
INGREDIENTS: WATER, SUGAR, ACIDIFIER CITRIC ACID, LACTIC ACID, CARBON DIOXIDE, TAURINE, SODIUM CITRATE, CAFFEINE, GLUCURONOLACTONE, FLAVORS, NIACIDAMIDE
8 57045 00001 0
MADE IN AUSTRIA
PLEASE RECYCLE
24:7
ENERGY DRINK

EXHIBIT D

24 7 SUGAR FREE


SUGAR FREE
SUGAR FREE
SUGAR FREE
24:7
Nutrition Facts
Serving Size 8 FL OZ, 2 Full Servings Per Can
Amount Per Serving:
Calories 8
*Daily Value %
Total Fat 0g 0%
Sodium 58mg 2.4%
Total Carb. 0g 0%
Sugars 0g
Protein less than 0 3g
Niacin 76 %
*Percent Daily Values are based on a 2,000 calorie diet.
NET 16 FL OZ (473ML)
Manufactured by: Prilabs Inc., Brooklyn, NY 11215
MADE IN AUSTRIA
24:7
ENERGY DRINK

EXHIBIT E

24 7 LEMON LIME ORANGE


LEMON LIME
LEMON LIME
LEMON LIME
24:7
ENERGY DRINK
Nutrition Facts
Serving Size 8 FL OZ, 2 Full Servings Per Can
Amount Per Serving:
Calories 120
*Daily Value %
Total Fat 0g 0%
Sodium 61mg 2.5%
Total Carb. 28g 9.13%
Sugars 28g
Protein less than 1g
Niacin 78%
Not a significant source of sat. fat, cholest., fiber, vitamin A, vitamin C, calcium and iron.
*Percent Daily Values are based on a 2,000 calorie diet
NET 16 FL OZ (473ML)
Manufactured by: Prilabs Inc., Brooklyn, NY 11215
8 57045 00001 0
MADE IN AUSTRIA
PLEASE RECYCLE
24:7
ENERGY DRINK

EXHIBIT F

24 7 CHERRY BERRY


NET 16 FL OZ (473ML)
Nutrition Facts
Serving Size 8 FL OZ, 2 Full Servings Per Can
Amount Per Serving:
Calories 120
*Daily Value %
Total Fat 0g 0%
Sodium 61mg 2.5%
Total Carb. 28g 9.13%
Sugars 28g
Protein less than 1g
Niacin 76%
Not a significant source of sat. fat, cholest., fiber, vitamin A, vitamin C, calcium and iron.
*Percent Daily Values are based on a 2,000 calorie diet
Manufactured by: Prilabs Inc., Brooklyn, NY 11215
INGREDIENTS: WATER, SUGAR, ACIDIFIER CITRIC ACID, LACTIC ACID, CARBON DIOXIDE, TAURINE, SODIUM CITRATE, CAFFEINE, GLUCURONOLACTONE, FLAVORS, NIACIDAMIDE.
8 57045 00001 0
MADE IN AUSTRIA
PLEASE RECYCLE

EXHIBIT G

ASSIGNMENT OF TRADEMARKS

WHEREAS, PriLabs, Inc., a Delaware Corporation, having a place of business at 34 15th Street Brooklyn, New York 11215 ("Assignor"), is the sole and exclusive owner of the trademark application described on Schedule A attached hereto and made a part hereof; and

WHEREAS, WALGREEN CO., an Illinois Corporation, having a place of business at 200 Wilmot Road, Deerfield, Illinois 60015 ("Assignee"), desires to acquire the entire right, title and interest in, to and under the said marks and the registration and application thereof:

NOW, THEREFORE, for and in consideration of the sum of Ten Dollars ($10.00), to it in hand paid by said Assignee, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, said Assignor sells, assigns, transfers and sets over to said Assignee, all its right, title and interest in, to and under the said marks, together with the goodwill of the business symbolized by the mark, and the registration and application thereof.

IN TESTIMONY WHEREOF, Assignor has executed this assignment by its duly authorized officer this _____ day of _______________, 200__.

Assignor:

____

By:______________________________
Name:
Title:

EXHIBIT G

CERTIFICATE OF ACKNOWLEDGEMENT

STATE OF)
)
COUNTY OF)

On this ____day of _____________, 200__ before me appeared _______________________

_________________, the person who signed the foregoing instrument, who acknowledged that he executed the above assignment as a free act on behalf of the Assignor identified therein, with authority to do so.

____
Notary Public

Subscribed and sworn to
before me this _____day of
___________, 200__.

My commission expires: ________________________, 20__.

EXHIBIT G

SCHEDULE A

Mark	Appln./Reg. No.	Filing/Reg. Date
24 7 ENERGY DRINK	77002349	September 19, 2006

Exhibit 6(a)(8)

Mr. Philipp Ghadri
PriLabs Inc.
34 15th Street
Brooklyn, NY 11215

Dear Mr. Ghadri:

This letter agreement (the "Agreement") sets forth the terms and conditions whereby **PriLabs Inc.,** a Delaware corporation (the "Company") agrees to engage Pegasus Advisory Group, Inc. ("Consultant") as corporate and financial advisor to the Company.

Consultant will perform the services as set forth herein on behalf of the Company in order to facilitate transactions whereby the Company will become listed on the OTC Pink Sheets.

1. **Appointment.** The Company hereby appoints Consultant as its financial advisor, for a period of one (1) year. Consultant shall advised, facilitate and coordinate the process of listing the Company on the OTC Pink Sheets marketplace ("Pink Sheets") in the United States. Consultant shall be the entity with overall responsibility for managing the listing process, including but not limited to:
    i. Assisting the Company in properly structuring its capitalization in preparation for a listing on the Pink Sheets;
    ii. Advising the Company on proper asset transfer in regards to intellectual property;
    iii. Overseeing the Company's attorneys (Company will engage a law firm with relevant 1934 Securities Act experience – Consultant will recommend such a firm);
    iv. Collaborating with the Company's accountants;
    v. Overseeing the production of a Form 1-A offering document (the "1-A") on behalf of the Company;
    vi. Advising on the proper shareholding structure; and
    vii. Identifying a sponsoring brokerage firm and managing the process of the 15(c)-211 filing.

    The services in this paragraph shall be, collectively, the "Consulting Services."

2. **Due Diligence**. In order to effectively perform the Consulting Services, Consultant requires certain information from the Company. This information is detailed in Exhibit A (the "Due Diligence"). The Company hereby acknowledges that delivery of the Due Diligence is critical to completing the transactions contemplated herein. Failure to deliver the Due Diligence in a timely manner will delay the consummation in whole or in part of the contemplated transaction.

3. **Process and Timing.** The detailed process steps and anticipated timing for the transaction are set forth in Exhibit B.

4. **Compensation.**

   a. **Consulting Fee.** The Company shall pay to Consultant a fee for the Consulting Services (the "Consulting Fee"). The Consulting Fee shall be $200,000. However, the Consulting Fee shall be paid in the form of a note (the "Consulting Note") attached as Exhibit C.

   b. **Expenses.** The Company shall pay Consultant's reasonable out-of-pocket expenses. Any such expenses in excess of $1,000 shall be mutually agreed upon before incurred.

   c. **Professional Fees.** Company acknowledges that it will bear the costs of other professionals, including attorneys and accountants. Such costs will not be borne by the Consultant.

5. **Acting as Advisor only.** It is understood that Consultant is acting as an advisor only, is not a licensed securities or real estate broker or dealer, and shall have no authority to enter into any commitments on the Company's behalf, or to hold any funds or securities in connection with a financing or to perform any act which would require Consultant to become licensed as a securities or real estate broker or dealer.

6. **Accurate Information.** Company hereby represents and warrants that all information provided Consultant pertaining to Company shall be true and correct; and Company shall hold Consultant harmless from any and all liability, expenses or claims arising from the disclosure or use of such information.

7. **Confidentiality.** Consultant acknowledges that this Agreement creates a relationship of confidence and trust on the part of Consultant for the benefit of the Company. During the term of this Agreement, Consultant may acquire certain confidential information of Company and acknowledges that Company would not have entered into this Agreement unless it were assured that all confidential information would be held in confidence by Consultant and for the benefit of the Company. During the term of this Agreement and at all times thereafter, Consultant will keep all of the confidential information in confidence and will not disclose any of the same to any other person, except Consultant personnel who are entitled thereto and other persons designated in writing by Consultant.

8. **Mutual Indemnification.** The parties do hereby indemnify each other, and officers, directors and employees against all claims, damages, liability and litigation expenses (including the expenses in connection with, its investigation and defense of any claim involving litigation) as the same are incurred, related to or arising out of its activities hereunder.

9. **Compliance with Laws.** The parties will to the best of their ability comply with the Securities Act of 1933, the Securities Exchange Act of 1934 and applicable state securities laws for any undertaking described herein.

10. **Governing Law.** This Agreement will be governed by and construed in accordance with the laws of the State of New York as applied to agreements entered into and to be performed entirely within the State of New York.

11. **Notice.** Any notice given hereunder shall be deemed given if mailed by registered or certified mail, return receipt requested, to the parties hereto at their respective address.

12. **Binding Agreement and Assignment.** This Agreement and all rights and obligations thereunder shall be binding upon and inure to the benefit of each party's successors and may not be assigned without the other party's consent.

13. **Severability.** Any determination by any court of competent jurisdiction that any provision of this Agreement is invalid shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and which shall be construed as to be valid under applicable law.

14. **Integration; Amendment; Waiver.** This Agreement (i) constitutes the entire agreement of the parties with respect to its subject matter, (ii) supersedes all prior agreements, if any, of the parties with respect to its subject matter, and (iii) may not be amended except in writing signed by the party against whom the change is being asserted. The failure of any party at any time to require the performance of any provision of this Agreement shall in no manner affect the right to enforce the same; and no waiver by any party of any provision (or of a breach of any provision) of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed or construed either as a further or continuing waiver of any such provision or breach or as a waiver of any other provision (or of a breach of any other provision) of this Agreement.

15. **Survival.** Notwithstanding anything to the contrary, the provisions of Paragraphs 4, 5, 7 and 8 hereof shall survive the termination of this Agreement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties have each executed and delivered this Agreement as of the day and year first above written.

PRILABS INC.

______________________________________ __________________, 2006

By: Date

Title:

PEGASUS ADVISORY GROUP, INC.

______________________________________ __________________, 2006

By: Date

Title:

EXHIBIT A
DUE DILIGENCE REQUIREMENTS

1. Full Description of the Company
2. Year to Date GAAP financial statements
3. 2005 GAAP financial statements
4. 2004 GAAP financial statements
5. Shareholder list and ownership breakdown
6. A full description of property and major assets owned by the company
7. Analysis of the company's competition and competitive position
8. Company's Officers and Directors, biographies and compensation
9. Description of material transactions between the company and its officers and directors
10. Description of any material legal proceedings involving the company or its officers and directors
11. Accounts Receivable aging and analysis (if applicable)
12. Inventory breakdown and analysis (if applicable)
13. Accounts Payable aging and analysis
14. Full details of any debt instruments

EXHIBIT B
PROCESS AND TIMING

Phase 1

Action	Anticipated Completion
Review of Due Diligence	+ 5 days from Due Diligence Delivery
Engagement of Attorney	+ 7 days from Due Diligence Delivery

Phase 2

Action	Anticipated Completion
First Draft of Form 1-A	+ 15 days from Due Diligence Delivery
Final Draft of Form 1-A	+ 17 days from Due Diligence Delivery
Filing of Form 1-A	+ 18 days from Due Diligence Delivery

Phase 3

Form 1-A qualified*	+ 20 days from filing of Form 1-A
Initial Regulation A sales to investors completed	+ 35 days from filing of Form 1-A
15(c)-211 form filed	+ 36 days from filing of Form 1-A
Company approved for trading**	+ 60 days from filing of Form 1-A

* The 1-A is qualified once any SEC comments/questions have been addressed. In the event that no comments from the SEC are forthcoming, the 1-A will be qualified on the 20th day after filing.

** The approval of the Company for trading is dependent on the speed of NASD review. The process may be shorter or longer than set forth but averages around 15-30 days.

EXHIBIT C
CONSULTING NOTE

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

2% SENIOR SUBORDINATED NOTE

$200,000.00

FOR VALUE RECEIVED, PRILABS INC., a Delaware corporation (hereinafter called the "**Borrower**"), hereby promises to pay to the order of Pegasus Advisory Group, Inc. a New York company or registered assigns (the "**Holder**") the sum of Two Hundred Thousand Dollars ($200,000.00), on **September 30, 2008** (the "**Maturity Date**"), and to pay interest on the unpaid principal balance hereof at an initial rate of two percent (2%) per annum simple interest from **September 30, 2006** (the "**Issue Date**"), upon maturity.

Any amount of principal or interest on this Debenture which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the due date thereof until the same is paid ("**Default Interest**"). Interest shall commence accruing on the issue date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable on the Maturity Date, or at the time of conversion of the principal to which such interest relates. All payments due hereunder (to the extent not converted into common stock of the Borrower (the "**Common Stock**") in accordance with the terms hereof) shall be made in lawful money of the United States of America or, at the option of the Borrower, in whole or in part, in shares of Common Stock of the Borrower valued at the then applicable Conversion Price (as defined herein). All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Note. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Note, the term "**business day**" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

This Note is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof. The obligations of the Borrower under this Debenture shall be secured by that dated by and between the Borrower and the Holder of even date herewith. The following terms shall apply to this Note:

ARTICLE I: CONVERSION

1.1 Conversion. In the event that the Borrower files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert this Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein.

1.2 Conversion Price. The Conversion Price shall mean the price as set forth in the Regulation A Offering.

1.3 Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Note and the other Notes issued pursuant to the Purchase Agreement. Such Borrower is required at all times to have authorized and reserved two times the number of shares that is actually issuable upon full conversion of the Note (based on the Conversion Price of the Debentures in effect from time to time) (the "Reserved Amount"). The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Notes shall be convertible at the then current Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Notes. The Borrower (i) acknowledges that it has irrevocably instructed its transfer agent to issue certificates for the Common Stock issuable upon conversion of this Note, and (ii) agrees that its issuance of this Note shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Note.

ARTICLE II. CERTAIN COVENANTS

2.1 Distributions on Capital Stock. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent (a) pay, declare or set apart for such payment, any dividend or other distribution (whether in cash, property or other securities) on shares of capital stock other than dividends on shares of Common Stock solely in the form of additional shares of Common Stock or (b) directly or indirectly or through any subsidiary make any other payment or distribution in respect of its capital stock except for distributions pursuant to any shareholders' rights plan which is approved by a majority of the Borrower's disinterested directors.

2.2 Restriction on Stock Repurchases. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent redeem, repurchase or otherwise acquire (whether for cash or in exchange for property or other securities or otherwise) in any one transaction or series of related transactions any shares of capital stock of the Borrower or any warrants, rights or options to purchase or acquire any such shares.

2.3 Sale of Assets. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not, without the Holder's written consent, sell, lease or otherwise dispose of any significant portion of its assets outside the ordinary course of business. Any consent to the disposition of any assets may be conditioned on a specified use of the proceeds of disposition.

ARTICLE III. EVENTS OF DEFAULT

If any of the following events of default (each, an "**Event of Default**") shall occur, Holder may demand immediate payment of all Principal and unpaid Interest:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Debenture, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the Shares. The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture (for a period of at least sixty (60) days, if such failure is solely as a result of the circumstances governed by Section 1.3 and the Borrower is using its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable), fails to transfer or cause its transfer agent to transfer (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture, or fails to remove any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture (or makes any announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for ten (10) days after the Borrower shall have been notified thereof in writing by the Holder.

3.3 Breach of Covenants. The Borrower breaches any material covenant or other material term or condition contained in this Debenture and such breach continues for a period of ten (10) days after written notice thereof to the Borrower from the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Debenture.

3.5 Receiver or Trustee. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $250,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Holder shall be as shown on the records of the Borrower as 300 Mercer Street, Suite 29K, New York, NY 10003. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

4.3 Amendments. This Debenture and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other

Debentures issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Debenture must be an "accredited investor" (as defined in Rule 501(a) of the 1933 Act). Notwithstanding anything in this Debenture to the contrary, this Debenture may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

4.5 Cost of Collection. If default is made in the payment of this Debenture, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. THIS DEBENTURE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE BORROWER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS DEBENTURE, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS DEBENTURE SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE. ANY CONTROVERSY OR CLAIM BETWEEN THE PARTIES ARISING FROM OR RELATING TO THIS AGREEMENT, OR THE BREACH OF THIS AGREEMENT, WILL BE SETTLED BY ARBITRATION TO TAKE PLACE IN ORLANDO, FLORIDA OR ANOTHER MUTUALLY AGREED UPON SITE, IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY A PANEL OF THREE ARBITRATORS SELECTED IN ACCORDANCE WITH THOSE RULES. JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATOR OR ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION AND WILL BE DEEMED CONFIDENTIAL INFORMATION. THE PREVAILING PARTY IN ANY ARBITRATION PROCEEDING SHALL BE AWARDED COSTS AND FEES, INCLUDING ATTORNEY'S FEES.

4.7 Certain Amounts. Whenever pursuant to this Debenture the Borrower is required to pay an amount in excess of the outstanding principal amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest plus Default Interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Debenture may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Debenture and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Debenture at a price in excess of the price paid for such shares pursuant to this Debenture. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Debenture into shares of Common Stock.

4.8 Denominations. At the request of the Holder, upon surrender of this Debenture, the Borrower shall promptly issue new Debentures in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations of at least $10,000 as the Holder shall request.

4.9 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Debenture, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer this __ day of September, 2006.

____

Name:
Title:

Exhibit 6(a)(9)

STARZINGER GmbH & Co KG
Getränkeerzeugung, A-4890 Frankenmarkt
Bahnhofstr.1,Tel.(+43) 07684/6444-0, Fax DW 19
E-mail: office@starzinger.at, www.starzinger.at

Firma
PriLabs Inc.
34 15th Street
Brooklyn , NY 11215

Angebot über Lohnfüllung 0,25 lt-Dosen

Sehr geehrte Herren,

wir danken für Ihren Besuch vom 13.Februar 2006 in unserem Hause.
Nachstehend Details bzw. die Kosten für eine Abfüllung.
Diese beinhalten die Abfüllung, Wasser, Kohlensäure, unbedruckten Tray (bzw. 2färbig) – sollte Ihrerseits ein bedruckter Tray gewünscht werden, so ist dies direkt mit unserem Lieferanten Mosburger Straßwalchen (genaue Details auf Anfrage) abgesprochen werden, wobei die Klischeekosten direkt zwischen Ihnen und dem Lieferanten abzurechnen sind. Im Preis weiters eingeschlossen ist die Trayfolierung, Palettenwicklung und LKW-Verladung.
1 Palette = 108 bzw. max. 120 Trays á 24 Dosen á 0,25 lt
EURO-Paletten werden getauscht oder mit € 7,267/Pal. in Rechnung gestellt.

Abfüllkosten

12 000 Dosen (Minimum)	€ 2,62 / Tray
20 000 Dosen	€ 1,72 / Tray
30 000 Dosen	€ 1,54 / Tray
50 000 Dosen	€ 1,24 / Tray
100 000 Dosen	€ 1,09 / Tray
150 000 Dosen	€ 1,03 / Tray
300 000 Dosen	€ 0,98 / Tray
500 000 Dosen	€ 0,95 / Tray
1 000 000 Dosen	€ 0,92 / Tray
3 000 000 Dosen	€ 0,91 / Tray

FN 223140v Handelsgericht Wels Sparkasse Frankenmarkt, Konto-Nr. 0000-001834 BLZ 20306

Weiters besteht die Möglichkeit einer Abpackung in 4er- bzw,. 6er-Clusterpak-Kartons.

Die Kosten hierfür belaufen sich wie folgt:

+ € 0,29/Tray auf die vorgenannten Abfüllkosten für 6 x 4packs
+ € 0,27/Tray auf die vorgenannten Abfüllkosten für 4 x 6packs

Zusatzstoffe wie Fructose, Dextrose, Zucker, Zitronensäure, etc...sind bei uns Lagerware und werden nach dem tatsächlichen Aufwand zu unseren Einkaufspreisen – die wie nachfolgend lauten – weiterverrechnet:

Rohstoffkosten

Zucker	€ 0,750 / kg
Dextrose	€ 0,840 / kg
Zitronensäure	€ 1,100 / kg
Fructose	€ 1,970 / kg
Taurin	€ 3,700 / kg
Glucoronolacton	€ 23,625 / kg
Inositol	€ 12,000 / kg
Coffein	€ 14,500 / kg
Trinatriumcitrat	€ 1,625 / kg
Velcorin	€ 82,000 / kg
Natriumbenzoat	€ 7,267 / kg
Kaliumsorbat	€ 7,267 / kg

Eine Einlagerung der Vollware in unserem Betrieb ist aus Lagerkapazitätsgründen nicht möglich. Die abgefüllten Dosen müssen nach 3 – 7 Tagen nach Abfüllung von Ihnen abgeholt werden. Die ersten drei Lagertage behält sich die Firrna Starzinger vor, um sämtliche biologische Auswertungen des Produktes sowie weitere Qualitätspüfungen abschließen zu können. Ein Abholen direkt nach Produktion innerhalb der Dreitagesfrist erfolgt alleine auf Kundenverantwortung.

- 3 -

Bei dieser Gelegenheit sei noch erwähnt, dass unsererseits K E I N E Produkthaftung übernommen, sondern lediglich für die handelsübliche Durchführung des Auftrages garantiert wird. Die Verantwortung für das Produkt liegt beim Ersteller der Ingredienzen bzw. Mischungsrezeptur. Im Falle einer möglichen fehlerhaften Produktion unsererseits gewährleisten wir eine Ersatzproduktion und Erstattung des materiellen Schadens. Für Marketing- und Gewinnentgänge – soweit überhaupt welche auftreten, haften wir nicht.

Bezüglich des Mindesthaltbarkeitsdatums auf den Dosen möchten wir darauf hinweisen, dass der Dosenlieferant Ihnen gegenüber nur für eine Haltbarkeit von 12 Monaten ab Abfüllung gewährt. Ein Mindesthaltbarkeitsdarum darüber hinaus – falls wir dieses auf Ihre Anweisung hin anbringen müssen – geht zur Gänze auf Ihre Verantwortung.

Weiters möchten wir darauf hinweisen, dass der Dosenlieferant sich in den Verkaufsunterlagen (Weißbuch) auch in bezug auf beschädigte Dosen mit einem Anteil von 0,25 % absichert. Das heißt, dass es somit auch für uns unmöglich ist, einzelne beschädigte Dosen bei der abgefüllten Ware auszuschließen.

Mit Annahme dieses Angebotes erklären Sie, im Besitz aller erforderlichen Marken- Namens-, Urheber- und Patentrechte für das vertragsgegenständliche Produkt zu sein. Sollte die Firma Starzinger GmbH & Co KG dennoch wegen Verletzungen fremder Marken-, Namens-, Urheber- oder Patentrecht oder wegen Verletzungen des lauteren Wettbewerbes in Anspruch genommen werden, verpflichten Sie sich, die Firma Starzinger GmbH & Co KG schad- und klaglos zu halten.

Zahlung
Vorauskasse bzw. gegen Vorlage einer unwiderruflichen Bankgarantie

Wir hoffen, hiermit ein für Sie interessantes Angebot gestellt zu haben und stehen wir für weitere Auskünfte bzw. offene Fragen jederzeit gerne zur Verfügung.

Mit freundlichen Grüßen

(H. Grubinger)

Exhibit 6(a)(10)

PriLabs Inc

34 15th Street
Brooklyn, NY 11215

T: 718 832 2900
P: 718 832 4900

office@prilabs.com
www.prilabs.com

AGREEMENT

NOW THEREFORE, this Agreement shall be duly executed amongst Davis Consulting Group with an address for purposes of formal notification at 1402 Teaneck Road, PMB 107, Teaneck, New Jersey 07666 with PriLabs Inc, having an address at 34 15th Street, Brooklyn, NY 11215 a subsidiary of VNY Holding AG, Forsterstrasse 70, 8077 Zurich, Switzerland.

WHEREAS, the parties executing this AGREEMENT shall hereby agree to terms and provisions specified accordingly.

1. Davis Consulting Group shall introduce PriLabs Inc. to Wal-Mart Stores, Inc. based at 702 Southwest 8th Street, in Bentonville, Arkansas 72716-0145 with a letter of formal notification for purposes of selling its products in particular Energy Drinks through Wal-Mart Stores, Inc., stores worldwide (the "Letter of Introduction").
2. Davis Consulting Group shall provide the prospective sellers executing this AGREEMENT the formal contact person at Wal-Mart Stores, Inc., designated to review new product offerings. Samples of the product will be provided as reasonably requested.
3. PriLabs Inc. will also execute a computer submission as required by Wal-Mart Stores, Inc.
4. PriLabs Inc. shall provide Davis Consulting Group copies of all correspondence, proposed contracts, executed contracts, quarterly sales reports, production reports, shipment reports and payment receipt reports which are reasonably required by Davis to enforce its rights hereunder.
5. This contract shall be deemed confidential between the executing parties and subject to non-disclosure unless required by the Securities and Exchange Commission in connection with the registration of the Seller's (or its affiliate's) securities or as otherwise may be required by law. The formal letter of introduction to Wal-Mart Stores, Inc. shall not be disclosed to any other third parties except as otherwise may be required by law, provided that Seller's will give Davis Consulting Group advance notice of such disclosure.
6. PriLabs Inc. is allowed to disclose this Agreement to any investors, banks or other financial institutions for the purpose of financing PriLabs Inc.
7. Commissions of 5% to be paid to Davis Consulting Group shall apply to all sales of Prilabs Inc., VNY Holding AG and affiliates on all revenues on all products and future products from private label and non-private label business sold to Wal-Mart Stores, Inc.
8. Under no circumstances, shall the parties renegotiate these sales commissions.
9. All sales commissions are payable to Davis Consulting Group shall be:
    i. Paid monthly on all items purchased by Wal-Mart Stores, paid by Wal-Mart Stores, and or factored as receivables. Each payment shall be accompanied by an accounting in sufficient detail to enable the Representative to check the accuracy and the amount of commissions paid and each such payment shall be made by the 20th day of the succeeding month.
10. Any unpaid balance over ten (ten) business days shall accrue interest at the rate of eighteen (18) percent per annum.

11. In the event PriLabs, Inc. is acquired, merged, or sold subsequent to this AGREEMENT, Davis Consulting Group shal continue receiving sales commissions and reports as defined in the AGREEMENT.
12. Shall PriLabs, Inc. go public at any future date Davis Consulting Group shall be allowed to execute an option agreement to acquire 150,000 shares of PriLabs, Inc for $100.00. All options shall be granted within 7 days upon Wal-Mart Stores, Inc., total purchases reaching 1 million cans.
13. An additional option agreement as defined in Provision 12 shall be granted to purchase 150,000 common shares for $100 based upon Wal-Mart Stores, Inc., total purchases reaching 35 million cans.
14. An additional option agreement shall be granted to Davis Consulting Group to purchase up to 4.9% of outstanding shares of PriLabs Inc upon total sales volume with Wal-Mart Stores, Inc., reaching 20 million dollars. Davis Consulting Group shall have the right to transfer these shares to Wal-Mart Stores, Inc., or any other private entity.
15. Shall the prospective seller to Wal-Mart Stores, Inc. require trade financing to handle accounts receivable financing up to twenty million U.S. dollars ($20,000,000) per transaction, Davis Consulting Group shall introduce the firm to a suitable commercial factor for this specific purpose. Davis Consulting Group shall receive a commission of one percent (1%) of all receivables actually financed and be paid by the commercial factor introduced by it at the specific time of settlement.
16. Shall PriLabs Inc not go public before VNY Holding AG becomes a publicly traded company, options extended to Davis Consulting Group shall be entitled to exchange its options in PriLabs, Inc. for options in VNY Holding AG on a one for one basis.
17. This AGREEMENT may be assigned by Davis Consulting group to any entity either in the form of a partnership or corporation as designated.
18. Provided that PriLabs Inc. is given advance written notice, under the terms of this AGREEMENT Davis Consulting Group may negotiate marketing joint ventures with other store chains under the same terms of this AGREEMENT to companies with which the prospective seller is not currently selling or negotiating. PriLabs shall have the right to refuse Davis Consulting Group's assistance with respect to any store other than Wal-Mart Stores, Inc. Formal notification of each arrangement shall be required to all parties.
19. 30 days formal notice shall be provided to Davis Consulting Group by PriLabs Inc., shall PriLabs sign an engagement letter with the intent of going public. Copies of all prospectuses shall be provided to Davis Consulting Group within 7 days of registration.
20. Under no circumstances shall Davis Consulting Group or any related company assume any liabilities or contingent liabilities for any provisions of this agreement which shall be deemed a best efforts offering to Wal-Mart Stores, Inc.

BEST EFFORTS - All negotiations under the terms of this AGREEMENT are conducted on a best efforts basis. Consequently, Davis Consulting Group may not guarantee that a contract may be executed with Wal-Mart Stores, Inc.
LEGAL EXPENSES – Shall Davis Consulting Group not be paid commission under this AGREEMENT, any collection efforts, reasonable legal expenses, or court costs shall be paid in full by PriLabs, Inc.
MODIFICATION – Any modification of the terms of this AGREEMENT must be executed by all parties to this AGREEMENT.
JURISDICTION – Laws of the State of New Jersey shall apply to the execution of this AGREEMENT.
FACSIMILE – Parties executing this AGREEMENT hereby agree that facsimile transfers may be utilized for the execution thereof.
IN WITNESS THEREOF – The parties here to have executed the foregoing instrument by like order.

Ronald Davis Rotstein
Managing Director
Davis Consulting Group

F. Philipp Ghadri
Chief Executive Officer
President
PriLabs Inc. & VNY Holding AG

Fouad Kallamni
PriLabs Inc.

Exhibit 6(a)(11)

SALES OUTSOURCING AGREEMENT

This Commission and Consulting Agreement ("Agreement") is made and entered into effective as of April , 2007, by and between:

PriLabs Inc. ("PriLabs"), a Delaware corporation
34 15th Street
Brooklyn, NY 11215

(Hereinafter called "**the Company**")

and

Metro Wholesale Grocer Inc.
3900 Veterans Hwy, Suite 320
Bohemia, NY 11716

(Hereinafter called "**the Consultant**")

RECITALS

WHEREAS, the Company seeks retail outlets through which to introduce the Company's private label energy drinks in and for the USA, Canada and Mexico ("Territory"), for sale under various trademarks (the "Products") but does not maintain a sales staff in house at this time.

WHEREAS, the Consultant is a US-based trader and distributor of food and beverage products to retail chains, supermarkets, health and beauty aid stores and related retail establishments ("Retail Outlets").

NOW, THEREFORE, in consideration of the above recitals, the terms and conditions hereinafter set forth, and other good and valuable consideration, the receipt off which is hereby acknowledged, the parties hereto agree as follows:

§ 1
Agreement Duration

1.1 This Agreement, and all rights and obligations arising hereunder, shall have the same duration as the term of any supply agreement for the sale of Products within the US that results from the Consultant's introduction of a Retail Outlet to the Company or, in the event there is no written agreement, then for as long as the Company sells Products to such Retail Outlet.

1.2 This Agreement may be terminated at any time under upon any of the following events:

S.O.

1.2.1 If Consultant is unable or unwilling to continue actively marketing the Company's private label program within thirty (120) days after receipt of a written notice from the Company setting forth in detail any deficiencies of Consultant's program.

1.3 Upon termination by the Company, Consultant shall be entitled to receive commissions only for sales by the Company to Retail Outlets introduced by Consultant prior to the termination date until the commissions expires as set forth herein.

§ 2
Consultant's Function

2.1 The Consultant, on behalf of the Company, shall exercise reasonable commercial efforts to procure reliable Retail Outlets of the Products in and for the Territory, which are ready and willing to enter into private label sales agreements.

2.2 The Consultant agrees to provide the services of Raymond Montes to perform the services provided for herein.

2.3 The parties acknowledge that as of the date hereof Consultant has introduced the Company to the Retail Outlets listed in Schedule "A" annexed hereto. Schedule "A" shall be updated from time to time as Consultant introduces new Retail Outlets to the Company.

§ 3
Consultant's Right to Commissions and Company's Accounting Obligation

3.1. The Company hereby irrevocably and unconditionally agrees to pay to the Consultant, without protest, commissions in accordance with Paragraph 3.2 below within fourteen (14) days after receipt of payment by the Company.

3.2. The Company shall pay in U.S. Dollars to the order of the Consultant a commission in the amount of three Percent (3%) of all gross sales of Products generated through Retail Outlets introduced to the Company by the Consultant.

3.3. Prilabs shall have the right to charge back and to offset against the Consultant's commission payments any commission already credited or paid the Consultants, when a final settlement is made or completed with a customer on other than full payment basis.

3.4. Except for those Retail Outlets listed in Schedule "A", which shall not require a Solicitation Notice (as defined below), prior to solicitation of any Retail Outlet for the Company, Consultant shall identify in writing such Retail Outlet to the Company in sufficient detail so as to confirm that (i) the Company does not already sell to such Retail Outlet, (ii) the Company is not or has not engaged in negotiations with such Retail Outlet, and (iii) that the Company actually wants Consultant to contact such Retail Outlet (the "Solicitation Notice").

S.O.

3.5. With respect to each Retail Outlet introduced to the Company by the Consultant, the Company shall have the unilateral right to terminate this Agreement and no commission shall be owed with respect to such Retail Outlet on 10 days written notice, provided that commissions shall be payable on any actual sales by the Company to such Retail Outlet which occur within the 12 month period following such termination, in the event that no meeting with the Retail Outlet has actually occurred within one-hundred and eighty (180) days of the Solicitation Notice.

3.6. In the event that a Retail Outlet discontinues ordering products from the company for more than twelve (12) consecutive months then there shall be no further commission due on future sales to such Retail Outlet unless the Consultant can demonstrate that such future sales directly result from the renewed efforts of the Consultant.

§ 4
General Provisions

4.1 During all meetings between Consultant and the Company, Consultant shall be represented by Ray Montes and/or one other representative designated by Consultant.

4.2 During the term of this Agreement, Consultant shall be prohibited from concluding any representation agreement with any other manufacturers of any beverages which compete directly or indirectly with the drinks sold by the Company.

4.3 All demands, notices and other communications to be given hereunder, if any, shall be in writing and shall be deemed duly given on the date of service if personally delivered or on the date of receipt if sent and received by email or sent by a nationally or internationally recognized courier service or registered or certified United States or international mail, return receipt requested, postage prepaid, and addressed to the respective party at the address set forth herein or such other address designated by the other party.

4.4 The waiver of a breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any further breach of such term or condition or the waiver of any other term or condition of this Agreement. Consultant may assign this Agreement or any right or interest herein in part or in whole to any affiliated person or entity, without the prior written consent of the Company, but subject to providing the Company with written notice of any such assignment. The invalidity, in whole or part, of any provision in this Agreement shall not affect the validity of any other provision.

4.5 Consultant and its counsel shall determine for themselves whether the payments hereunder when combined with payments made under the Company's financing agreements would result in a usurious rate of interest based on any common ownership of the Consultant and any other entity providing financing to the Company.

4.6 This Agreement shall be interpreted, construed and enforced in all respects in accordance with the laws of the State of New York, U.S.A.

4.7 Except for the obligations undertaken, set forth or referred to herein, no other obligations exist between the parties. This Agreement contains the entire understanding between the parties and supersedes and replaces any prior agreements or understandings between or among these parties in their entirety.

4.8 This Agreement cannot be modified or amended in any way, except in a writing signed by the party to be charged.

4.9 This Agreement may be executed by facsimile signature, which shall have the same effect as any original signature.

4.10 This Agreement may be executed in counterparts and each counterpart shall constitute a part of this Agreement and all counterparts taken together shall constitute the Agreement, and be binding and effective to all parties hereto.

4.11 This Agreement shall be effective upon the date on which both the Company and the Consultant have executed it below.

IN WITNESS WHEREOF, the parties hereto have, by their respective duly authorized officers, duly executed and delivered this Agreement as of the date first written above.

PRILABS, INC.

By: ______________________
Name: ______________________
Title: PRESIDENT
Date: April 11 2007

METRO WHOLESALE GROCER, INC.

By: ______________________
Name: JOSEPH OZER
Title: President
Date: April 2 2007

6.0

SCHEDULE "A"

RETAIL OUTLETS

Bozzuto's Incorporated
Pathmark
Rite Aid
Winn Dixie
Publix
COSTCO Wholesale
Wal-Mart Stores, Inc.
Target Corporation
Dollar General Stores
Family Dollar Stores
Dollar Tree Stores Inc.
Safeway Inc.
The Dairy Farm Group
Wiseworld Foods
Duane Reade
The Kroger Company
CVS Corporation
Advance Auto Parts Inc.
Roundy's Supermarkets Inc.
The McLane Company
Walgreen Co.

OXXO (Mexico)

F:\RUSHH USA\Metro Commission Agreement.Doc

Exhibit 11

MHH&H

Moritt Hock Hamroff & Horowitz LLP

ATTORNEYS AT LAW

400 Garden City Plaza Garden City, New York 11530

(516) 873-2000 Fax (516) 873-2010
www.moritthock.com

Dennis C. O'Rourke
Of Counsel
Email: dorourke@moritthock.com

April 11, 2007

VIA FEDERAL EXPRESS

Office of Small Business Administration
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549

Re: Regulation A Offering of Prilabs, Inc. (the "Company")

To Whom It May Concern:

As counsel to the Company, we have been asked to deliver to you our opinion with respect to the sale of an aggregate of up to 10,000,000 shares (the "Shares") of the common stock of the Company at $0.05 per Share. It is our opinion that these Shares are exempt from registration under the Securities Act of 1933 (the "Act") pursuant to the Section 3(b) of the Act and Regulation A promulgated thereunder.

This opinion is being provided to you in connection with the sale of the Shares and may not be relied upon by any other person for any other purpose.

Very truly yours,

MORITT HOCK HAMROFF & HOROWITZ LLP

Dennis C. O'Rourke

F:\RUSHH USA\Reg A\Reg A Opinion Letter 3.12.07.Doc